
08047241

ThermoFisher
SCIENTIFIC
The world leader in serving science

WE DEFINE INDUSTRY

LEADERSHIP...

THERMO FISHER SCIENTIFIC 2007 ANNUAL REPORT



...IN MORE WAYS THAN YOU'D EXPECT.

Thermo Fisher Scientific is the

WORLD LEADER in serving science.

We provide the technologies, products and services that enable our customers to make the world healthier, cleaner and safer. With annual sales of $10 billion, we employ more than 30,000 people and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and industrial process control settings.



Marijn E. Dekkers
President and
Chief Executive Officer


Revenues by Product Line
Consumables 50%
Instruments 31%
Software & Services 19%


Revenues by Geographic Region
North America 63%
Europe 26%
Asia/ROW 11%


Revenues by End Market
Life Science 45%
Environmental, Industrial & Safety 35%
Healthcare 20%

Dear Shareholder,

By all measures, 2007 – our first full year as Thermo Fisher Scientific – was a resounding success. We delivered record revenues and operating performance and we positioned the company for future growth by investing in our employees, innovative technologies and growing markets. At the same time, we effectively integrated a business with $6 billion in revenues, following our merger with Fisher Scientific in late 2006. My sincere thanks to our 30,000-plus employees across the globe who rallied around our new company and worked hard to ensure a strong start right out of the gate.

When I joined the company in 2000, I was convinced that we could become the leader in the life and laboratory sciences industry. The merger certainly accelerated our growth and solidified our position as the industry leader by virtue of our size. But, while size and scale do bring competitive advantages in the marketplace, you need more than that to sustain leadership for the long term. In 2007, we defined what it means to be the world leader in serving science by leveraging our unique combination of strong financial performance, size and breadth, continuous innovation and a relentless commitment to serving our customers.

unmatched

SIZE & B

With $10 billion in revenues, more than 30,000 employees in 40 countries, and an unmatched portfolio of products

Netherlands
Belgium
Denmark
Finland
Switzerland
France
Germany
Canada
Malaysia
USA
China
Japan

Delivering strong results

We've established a consistent track record of growth, and we continued that momentum in 2007. Our revenues grew to a record $9.75 billion in 2007, compared with revenues of $3.79 billion in 2006. Our adjusted earnings per share* in 2007 were also a record, rising 39% to $2.65.

For a better year-to-year comparison of our performance, we also report our 2006 revenues and adjusted operating results (except adjusted EPS) on a pro forma basis, as if Thermo and Fisher had been combined for the entire year. Revenues of $9.75 billion in 2007 grew 10% over pro forma 2006 revenues of $8.87 billion. Adjusted operating income for 2007 increased 25% over pro forma 2006 results, and adjusted operating margin of 16.8% in 2007 expanded by 210 basis points over pro forma adjusted operating margin of 14.7% in 2006.

I'm very pleased with the excellent progress we've made to significantly increase our profitability. As a matter of fact, we've been able to expand our margins by more than 100 basis points every year since 2005. This is a result of the strict operating discipline we have embedded in all our businesses. Our margin expansion comes from four key drivers: fully leveraging our top-line growth; strengthening our mix by investing in products that promise growth and rationalizing those that don't; continuously improving productivity through our company-wide Practical Process Improvement Program, called PPI; and capturing synergies from acquisitions.

In 2007, our effective use of capital allowed us to generate more than $1.4 billion of cash flow from continuing operations. By successfully managing our cash, we have maintained a strong balance sheet, which gives us the ability to create value for our

*Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP financial measures that exclude certain items. For a reconciliation of these non-GAAP measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 10 and 11 of this annual report.



READTH

nd services, we have the size and scale to serve our customers in a range of industries, in more than 150 countries


ANALYTICAL TECHNOLOGIES
Bioscience reagents
Scientific instruments
Clinical diagnostic products
Microbiology products
Environmental monitoring instruments
Industrial process instruments
42%
58%
LABORATORY PRODUCTS AND SERVICES
Laboratory equipment
Laboratory consumables
Customer channels for research, healthcare and safety markets
Biopharma outsourcing services

REVENUES BY BUSINESS SEGMENT

shareholders through strategic acquisitions, stock buybacks or other investment opportunities. During 2007, we repurchased approximately $900 million of our stock and also completed a number of acquisitions that added $240 million to our annualized revenues.

Expanding our presence

Acquisitions are one way that we can enhance our broad portfolio of products and services for our customers. We continue to see numerous opportunities in our highly fragmented industry to add complementary technologies and new commercial capabilities, to expand globally or to accomplish any combination of these objectives. For example, we made it easier for our life sciences customers to work with micro-volume samples when measuring DNA and proteins by acquiring NanoDrop UV-Vis technologies. Our acquisition of Priority continuous continuous continuous continuous

INNOVAT

around the world. We continue to strengthen our portfolio by developing advanced technologies that enable ou

Solutions extended our capabilities in biopharma services, specifically for the management of clinical trials that our biotech and pharmaceutical customers are increasingly looking to outsource. And the addition of Qualigens Fine Chemicals made us the leading laboratory chemicals provider to the rapidly growing life sciences market in India.

With Qualigens, we now have nearly 2,000 employees in our operations throughout Asia, and we are steadily increasing our presence in those markets, which yielded double-digit revenue growth for us in 2007. We continue to make internal investments as well to expand our presence, including a new $17 million facility in Ahmadabad, India, that will be used to package and distribute the pharmaceutical supplies needed by patients there who are participating in clinical trials. Industry analysts predict that nearly 25% of all clinical trials will be conducted in India by the year 2010. This operation, combined with our existing facilities, will give us the largest footprint in India of any company in our industry.



Monitoring air quality

Ensuring food safety


Thermo

:ontinuous continuou  ontinuous

Advancing biomarker research

TION

ustomers to make the world healthier, cleaner and safer. Whether they're involved in high-end research or more

We're large, we're global and our portfolio is unmatched. But how we leverage our size and breadth to best serve our customers is what will really differentiate us in the marketplace. In that regard, we have transformed the industry – combining the best-in-class technology of our Thermo Scientific brand with the purchasing choice and convenience of our Fisher Scientific brand. Through these two premier brands, we strive to fulfill our company mission – to enable our customers to make the world healthier, cleaner and safer – by providing our customers with the tools they need to achieve their goals.

Solving today's challenges

Today's world poses complex challenges for our customers. Whether they are analyzing proteins to develop new drugs, reducing pollutants in the air we breathe, checking our food for contamination, or ensuring our children's toys are lead-free, they look to us for solutions. And we continue to deliver them through our Thermo Scientific technology brand.

Our advancements in RNAi (RNA-interference) technologies, which allow researchers to better understand how our genes function, are leading to discoveries that may result in better treatments for lung cancer and HIV infection. We developed a new RNAi platform in 2007, called SMARTvector,™ that allows scientists to more effectively target genes in more cell types. This advance expands the applications for RNAi in key life sciences fields, such as neuroscience, immunology and stem cell biology, that will have a profound impact on human health.

We continued to reinforce our leadership in mass spectrometry with new instrument systems that extend the analytical capabilities of our revolutionary LTQ Orbitrap® platform. The Orbitrap XL™ and Discovery™ give life sciences researchers more options for protein analysis, whether their experiments are highly advanced or more routine. In chromatography, our new Accela® system greatly improved the speed and sensitivity of analysis for customers working not only in drug discovery, but also in environmental and academic laboratories, and food and beverage production.

intense

routine applications, we strive to deliver the complete solutions our customers need to achieve their goals. Throug

Our technologies are meeting challenges outside the lab as well, where customer demand is often driven by new regulations. We recorded significant growth in sales of our Mercury Freedom™ air quality analyzers to utilities in the U.S. for monitoring mercury emissions. And, our new handheld Niton® XRF analyzers, the XL3 Series, can quickly verify the elemental content of industrial materials for RoHS (Restriction of Hazardous Substances) compliance, or screen toys for dangerous lead and other heavy metals.

In 2007, we spent $240 million on R&D to feed a continuous stream of new Thermo Scientific products, many of which will debut in 2008. From further leveraging our powerful Orbitrap platform to revamping our molecular spectroscopy portfolio with push-button simplicity, we continue to fortify our position as the technology leader.

Delighting our customers

In addition to developing the best technologies and products for our customers, we are also committed to making it easier to buy them. Our Fisher Scientific brand allows us to offer both choice and convenience through an unparalleled network of catalogs, e-commerce



consumables···›
equipment···›
software···›
reagents···›
analytical instrumentation···›

Complete Workflow for Protein Research



ur two industry-leading brands, Thermo Scientific and Fisher Scientific, we offer a unique combination of technology

capabilities and supply-chain services. We are leveraging these channels to give our 350,000-plus existing customers more options when they need to make a purchase. And we're creating new channels targeted to specific growth markets. For example, we're introducing our first catalog designed for China, opening up a whole new market for our Fisher Scientific brand and strengthening our overall presence in that rapidly growing part of the world.

Customer focus is ingrained in everything we do at Thermo Fisher Scientific. We work closely with our customers to design the right technologies and we partner with them to put our products to best use. We also ask them what it's like to work with us by soliciting feedback through formal surveys that we conduct every quarter. Their responses highlight best practices that can be shared across the company, or form the basis of new PPI teams to address processes we need to improve.

Our combination of portfolio breadth and customer reach puts us in a unique position. Effectively leveraging that position to the benefit of our customers is the major opportunity ahead of us, and it's exciting to see how much this is already

Thermo Scientific: technology and innovation


Thermo

2 premier brands


isher Scientific
2008/09
Fisher Scientif
常用实验产品

Fisher Scientific: choice and convenience


STRONG


and convenience that sets us apart in the marketplace. By understanding what our customers need for succes

happening across our businesses. Between our two premier brands, we are able to offer our customers everything they need for their labs, from workstations to equipment and consumables to advanced instrumentation. Through our extensive offerings, we can help them create complete application workflows that streamline their processes and improve results, whether they're discovering drug treatments or analyzing pesticides in food.

Developing solutions like these requires constant collaboration among our employees across business lines – which is why Involvement is one of our four core values. We wouldn't be where we are today without the other three as well: Integrity, Intensity and Innovation. Guided by these values, we've worked hard to meet our goals, and all of our employees should be very proud of the results. I also want to thank our customers, suppliers and shareholders for their ongoing support of our efforts.

While it's always rewarding to celebrate success, even more important is that we've positioned the company for continued growth. We are financially strong, we have a balanced mix of products and services, we continue to innovate and we never take our eye off the needs of our customers. That is how we define the world leader in serving science.

Sincerely,



Marijn E. Dekkers
President and Chief Executive Officer

March 10, 2008



REVENUES (IN BILLIONS)
'04 $2.2
'05 $2.6
'06 $3.8
$8.9 (Pro Forma[1])
'07 $9.7

financial performance

nd offering the right mix of products and services, we will ensure our continued track record of financial growth.



GAAP EPS
'04 $2.17
'05 $1.36
'06 $0.84
'07 $1.72



ADJUSTED EPS[2]
'04 $1.18
'05 $1.47
'06 $1.91
'07 $2.65



ADJUSTED OPERATING MARGIN[2]
'04 11.9%
'05 13.3%
'06 15.1%
14.7% (Pro Forma[1])
'07 16.8%



CASH FLOW FROM CONTINUING OPERATIONS (IN MILLIONS)
'04 $250
'05 $273
'06 $407
'07 $1,485

[1] Pro forma revenue and pro forma adjusted operating margin reported as if Thermo Electron and Fisher Scientific were combined for all of 2006.

[2] Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP financial measures that exclude certain items. For a reconciliation of these non-GAAP measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 10 and 11 of this annual report.

Consolidated Statement of Income

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude certain charges to cost of revenues, principally associated with acquisition accounting; restructuring and other costs/income; amortization of acquisition-related intangible assets; and charges for the acceleration of stock-based compensation expense due to the change in control occurring at the date of the Fisher merger. Adjusted EPS also excludes certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, costs associated with the early retirement of debt and debt facilities, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and the results of discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts. The non-GAAP measures presented herein are not meant to be considered superior to or a substitute for our GAAP results.

(Dollars in millions except per share amounts)	2007	2006	2005	2004
Consolidated Statement of Income (a)				
Revenues	$ 9,746.4	$ 3,791.6	$ 2,633.0	$ 2,206.0
Costs and Operating Expenses:				
Cost of revenues (c)	5,820.3	2,210.2	1,438.1	1,191.5
Selling, general and administrative expenses	2,099.7	952.7	684.1	603.6
Amortization of acquisition-related intangible assets	571.1	170.8	77.6	22.9
Research and development expenses	238.7	170.2	152.8	134.7
Restructuring and other costs, net (d)	42.2	45.7	16.9	15.8
	8,772.0	3,549.6	2,369.5	1,968.5
Operating Income	974.4	242.0	263.5	237.5
Interest and Other Income (Expense), Net (f)	(93.1)	(32.6)	22.4	21.7
Income from Continuing Operations Before Income Taxes	881.3	209.4	285.9	259.2
Income Tax Provision (g)	(101.7)	(43.1)	(87.6)	(40.8)
Income from Continuing Operations	779.6	166.3	198.3	218.4
Income from Discontinued Operations (includes income tax benefit of $0.2 in 2006 and $36.3 in 2004)	—	0.5	—	43.0
(Loss) Gain on Disposal of Discontinued Operations, Net (includes income tax provision of $4.2 in 2007, net of income tax provision of $1.1 and $16.3 in 2006 and 2005; includes income tax benefit of $36.7 in 2004)	(18.5)	2.1	24.9	100.4
Net Income	$ 761.1	$ 168.9	$ 223.2	$ 361.8
Earnings per Share from Continuing Operations:				
Basic	$ 1.85	$ .85	$ 1.23	$ 1.34
Diluted	$ 1.76	$ .82	$ 1.21	$ 1.31
Earnings per Share:				
Basic	$ 1.81	$ .86	$ 1.38	$ 2.22
Diluted	$ 1.72	$ .84	$ 1.36	$ 2.17
Weighted Average Shares:				
Basic	421.5	196.1	161.6	163.1
Diluted	443.7	203.7	165.3	167.6
Reconciliation of Adjusted Earnings per Share				
GAAP Diluted EPS (a)	$ 1.72	$ 0.84	$ 1.36	$ 2.17
Cost of Revenues Charges, Net of Tax (c)	0.07	0.23	0.05	0.02
Restructuring and Other Costs, Net of Tax (d)	0.06	0.18	0.07	0.07
Pro Forma Stock Option Compensation Expense, Net of Tax	0.00	0.00	(0.08)	(0.07)
Stock-based Compensation Acceleration Charges, Net of Tax (e)	0.00	0.12	0.00	0.00
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.82	0.54	0.30	0.10
Interest and Other Income, Net of Tax (f)	0.01	0.01	(0.11)	(0.04)
Income Tax Benefit (Provision) (g)	(0.07)	0.00	0.03	(0.21)
Discontinued Operations, Net of Tax	0.04	(0.01)	(0.15)	(0.86)
Adjusted EPS (b)	$ 2.65	$ 1.91	$ 1.47	$ 1.18

(Dollars in millions except per share amounts)	2007		2006		2005		2004	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin								
GAAP Operating Income (a)	$ 974.4	10.0%	$ 242.0	6.4%	$ 263.5	10.0%	$ 237.5	10.8%
Cost of Revenues Charges (c)	49.2	0.5%	77.7	2.0%	13.4	0.5%	3.3	0.2%
Restructuring and Other Costs, Net (d)	42.2	0.4%	45.7	1.2%	16.9	0.6%	15.8	0.7%
Pro Forma Stock Option Compensation Expense	—	0.0%	—	0.0%	(20.9)	-0.8%	(17.8)	-0.8%
Stock-based Compensation Acceleration Charges (e)	—	0.0%	36.7	1.0%	—	0.0%	—	0.0%
Amortization of Acquisition-related Intangible Assets	571.1	5.9%	170.8	4.5%	77.6	3.0%	22.9	1.0%
Adjusted Operating Income (b)	$ 1,636.9	16.8%	$ 572.9	15.1%	$ 350.5	13.3%	$ 261.7	11.9%
Pre-merger Fisher Scientific Results, Net of Eliminations			733.5					
Pro Forma Combined Adjusted Operating Income (h)			$ 1,306.4	14.7%				
Pro Forma Revenues (h)								
GAAP Consolidated Revenues (a)			$ 3,791.6					
Pre-merger Fisher Scientific Results, Net of Eliminations			5,078.8					
Pro Forma Combined Revenues (h)			$ 8,870.4					

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); charges for the acceleration of stock-based compensation expense in 2006 due to a change in control (see note (e) for details); certain other income/expense and costs associated with the early termination of debt/credit facilities (see note (f) for details); the tax consequences of the preceding items and other tax items (see note (g) for details); and results of discontinued operations. In 2005 and 2004, adjusted results include pro forma stock option compensation expense.

(c) Reported results include $49.2, $77.7, $13.4 and $3.3 in 2007, 2006, 2005 and 2004, respectively, of charges primarily for the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations.

(d) Reported results include restructuring and other costs, net, consisting principally of severance; abandoned facility and other expenses of real estate consolidation; in 2004, legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure and in 2007 and 2006, merger-related professional fees. These items are net of gains on the sale of businesses and product lines. Reported results in 2006 also include $15.2 of charges for in-process research and development associated with the Fisher merger.

(e) Reported results in 2006 include a charge for the acceleration of stock-based compensation expense due to a change in control.

(f) Reported results in 2007 include an $8.9 loss from an other-than-temporary decline in the fair market value of an available-for-sale investment and a $4.5 currency transaction gain associated with an intercompany financing transaction. Reported results include losses of $0.9 in 2006 on the early retirement of debt and debt facilities. Reported results also include $1.3 of losses from the sale of shares of Newport Corporation in 2005; $28.9 and $9.6 of gains from the sale of shares of Thoratec Corporation in 2005 and 2004, respectively.

(g) Reported income tax provision includes $239.1, $111.7, $27.7 and $7.7 of incremental tax benefit in 2007, 2006, 2005 and 2004, respectively, for the items in (b) through (e); $31.6 in 2007, of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in the United Kingdom, Denmark, Germany and Canada; $1.2 and $4.2 in 2006 and 2005, respectively, of tax provision for the estimated effect of tax audits of prior years in a non-U.S. country; $33.8 in 2004 of tax benefits that the company determined were realizable upon completion of tax audits; $0.9 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe. Adjusted provision for income taxes in 2005 and 2004 include $7.3 and $6.2 of tax benefits for the pro forma stock option compensation expense.

(h) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc.

Shareholder Services

Shareholders of Thermo Fisher Scientific who desire information about the company are invited to contact the Investor Relations Department, Thermo Fisher Scientific Inc., 81 Wyman Street, P.O. Box 9046, Waltham, MA 02454-9046, (781) 622-1111, or send an e-mail to investorrelations@thermofisher.com. We maintain a mailing list to enable shareholders whose stock is held in street name, and other interested individuals, to receive company information as quickly as possible. Material of interest to shareholders is also available from the company's Website at www.thermofisher.com, under "Investors."

Stock Transfer Agent

Thermo Fisher Scientific's stock transfer agent, American Stock Transfer & Trust Company, maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449. You may also send an e-mail to info@amstock.com, or visit the transfer agent's Website at www.amstock.com.

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 20, 2008, at 2 p.m. at the Grand Hyatt New York, 109 East 42nd Street at Grand Central Station, New York, New York 10017.

Annual Report on Form 10-K

The accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2007, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission. Upon request to the Investor Relations Department, the company will furnish, without charge, any such exhibits as well as copies of periodic reports filed with the Securities and Exchange Commission.

Certifications

The company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, contains the certifications of the chief executive officer and chief financial officer provided to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits 31.1 and 31.2 to the Form 10-K. The company's chief executive officer submitted an annual certification to the New York Stock Exchange (NYSE) on June 14, 2007, stating that he was not aware of any violation by the company of the NYSE corporate governance listing standards.

Forward-Looking Statements

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims its obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A, in the accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

THERMO FISHER SCIENTIFIC INC.

2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007 or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8002

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its charter)

Delaware	04-2209186
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

81 Wyman Street, P.O. Box 9046	
Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $22,038,086,000 (based on the last reported sale of common stock on the New York Stock Exchange Composite Tape reporting system on June 29, 2007).

As of February 1, 2008, the Registrant had 418,600,105 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Sections of Thermo Fisher's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference into Parts II and III of this report.

THERMO FISHER SCIENTIFIC

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	24
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	32
Item 4.	Submission of Matters to a Vote of Security Holders	33
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	52
Item 8.	Financial Statements and Supplementary Data	53
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	53
Item 9A.	Controls and Procedures	53
Item 9B.	Other Information	54
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	54
Item 11.	Executive Compensation	54
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	55
Item 13.	Certain Relationships and Related Transactions and Director Independence	55
Item 14.	Principal Accountant Fees and Services	55
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	55

PART I

Item 1. Business

General Development of Business

Thermo Fisher Scientific Inc. (also referred to in this document as "Thermo Fisher," "we," the "company," or the "registrant") is the world leader in serving science. We enable our customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics.

In November 2006, Thermo Electron Corporation (also referred to in this document as "Thermo," which is the predecessor to Thermo Fisher) merged with Fisher Scientific International Inc. (also referred to in this document as "Fisher") to create the world leader in serving science. Thermo Fisher has 33,000 employees and serves more than 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

We serve our customers through two principal brands, Thermo Scientific and Fisher Scientific:

- Thermo Scientific is our *technology* brand, offering customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Our growing portfolio of products includes innovative technologies for mass spectrometry, elemental analysis, molecular spectroscopy, sample preparation, informatics, fine- and high-purity chemistry production, cell culture, RNA-interference analysis, immunodiagnostic testing, microbiology, as well as environmental monitoring and process control.
- Our Fisher Scientific brand offers *convenience*, providing a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education markets. These products are offered through an extensive network of direct sales professionals, industry-specific catalogs, e-commerce capabilities and supply-chain management services. We also offer a range of biopharma services for clinical trials management, biospecimen storage and analytical testing.

In addition to the two principal brands, we offer a number of specialty brands that cover a range of consumable products primarily for the life and laboratory sciences industry.

We are continuously advancing the capabilities of our technologies, software and services, and leveraging our 7,500 sales and service professionals around the world to address our customers' emerging needs. Our goal is to make our customers more productive, and to allow them to solve their analytical challenges, from complex research and discovery to routine testing.

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980.

Forward-looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change, and readers should not rely on those forward-looking statements as representing the company's views as of any date subsequent to the date of the filing of this report.

A number of important factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, "Risk Factors" in Part I, Item 1A.

Business Segments and Products

We report our business in two segments: Analytical Technologies and Laboratory Products and Services. For financial information about segments, including domestic and international operations and export sales, see Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Analytical Technologies Segment

We serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries, through our Analytical Technologies segment. This segment has seven principal product groupings – Scientific Instruments, Biosciences, Microbiology, Integrative Technologies, Diagnostics, Environmental Instruments and Process Instruments – and provides a broad range of instruments, bioscience reagents, diagnostic assays, software and services to address various scientific challenges in laboratories, manufacturing and the field.

- Our Scientific Instruments include analytical instrumentation that analyzes prepared samples.
- Our Biosciences products include leading reagents, tools and services used in life science research, drug discovery and biopharmaceutical production.
- Our Microbiology products include high-quality reagents and diagnostic kits used in the diagnosis of infectious disease or for testing for bacterial contamination to assure the safety and quality of consumer products such as food and pharmaceuticals.
- Our Integrative Technologies offerings include software interpretation tools and development support for the data generated by the instruments as well as laboratory automation equipment and systems.
- Our Diagnostics products and services are used by healthcare and other laboratories to prepare and analyze patient samples to detect and diagnose diseases.
- Our Environmental Instruments include solutions and services for environmental monitoring, safety and security.
- Our Process Instruments provide measurement solutions and services outside the laboratory to enable process control and optimization.

Scientific Instruments

Our analytical instrumentation is used primarily in laboratory and industrial settings and incorporates a range of techniques, including mass spectrometry (MS), chromatography and optical spectroscopy, and can be combined with a range of accessories, consumables, software, spectral reference databases, services and support to provide a complete solution to the customer. Mass spectrometry is a technique for analyzing chemical compounds, individually or in complex mixtures, by forming gas phase charged ions that are then analyzed according to mass-to-charge ratios. In addition to molecular information, each discrete chemical compound generates a fragmentation pattern that provides structurally diagnostic information. Chromatography is a technique for separating, identifying and quantifying individual chemical components of substances based on physical and chemical characteristics specific to each component. Optical spectroscopy is a technique for analyzing individual chemical components of substances based on the absorption or emission of electromagnetic radiation of a specific wavelength of light, for example, visible (light), ultraviolet or infra-red.

In life sciences markets, we offer a line of mass spectrometers including ion traps, quadrupoles and other advanced mass spectrometers, as well as liquid chromatographs (LCs) and columns, and multi-instrument combinations of these products as integrated solutions (LC-MS). These systems are tailored to meet the rigorous demands of lab professionals in applications such as drug discovery, life science research and analytical quantitation.

Ion Trap and Hybrid MS. The company's ion trap and hybrid mass spectrometry product lines feature tiered portfolios to support a wide spectrum of analytical requirements. These instruments support applications ranging from routine compound identification and high performance liquid chromatography (HPLC) detection to sophisticated research applications such as the analysis of low-abundance components in complex biological matrices.

- LTQ FT ULTRA™ – Combines our most advanced ion trap and Fourier Transform (FT) Ion Cyclotron Resonance (ICR) technologies into a single instrument with superior analytical power and versatility. The system uniquely combines high resolution, accurate mass determinations and MS^n (mass spectrometry to the nth power) for high-throughput analysis on a single instrument.

- LTQ Orbitrap XL™ – Combines our most advanced ion trap with our patented Orbitrap technology, providing high resolution and accurate mass determinations over a broad dynamic range for advanced proteomics and small molecule research.

- LTQ Orbitrap Discovery™ – Combines our most advanced ion trap with our patented Orbitrap technology, providing excellent resolution and mass accuracy for general proteomics and metabolism applications.

- LTQ XL™ – Based on a 2-dimensional (2-D) linear ion trap design and incorporating patented innovative technologies and ease-of-use features, this system is primarily used for metabolic profiling and proteomics research.

- LXQ™ – Based on a 2-D linear ion trap design, this system provides high-throughput performance for drug discovery, forensics and proteomics applications.

- LCQ Fleet™ – A robust, entry-level ion trap mass spectrometer for routine analysis of complex samples.

Triple Quadrupole MS. The company's TSQ Quantum Series consists of an advanced portfolio of triple quadrupole mass spectrometers with both liquid chromatography (LC) and gas chromatography (GC) inlets.

- TSQ Quantum Access™ – A versatile, entry-level mass spectrometer that is used in environmental and food safety laboratories.

- TSQ Quantum Discovery MAX™ – This ultra-compact benchtop MS system incorporates innovative technology for increased sensitivity, precision, ruggedness and reliability. It is principally designed for high-productivity environments such as environmental, clinical research and drug discovery laboratories. With the Ion Max source, the TSQ Quantum Discovery MAX addresses the needs of these laboratories for more rugged and dependable LC-MS/MS to enable around-the-clock productivity.

- TSQ Quantum Ultra™ – An advanced instrument used primarily for bioanalytical studies. It features the Ion Max source with interchangeable electrospray ionization (ESI) and atmospheric pressure chemical ionization (APCI) probes for increased robustness and sensitivity.

- TSQ Quantum GC™ – High performance GC-MS/MS system that provides high sensitivity and selectivity for applications in environmental, food safety, pharmaceutical and clinical research laboratories.

In addition, we supply a range of sample preparation capabilities for mass spectrometry including advanced sample extraction and liquid chromatography products, which are used with triple quadrupole mass spectrometers in bioanalysis and drug discovery.

™ Represents a trademark or service mark of Thermo Fisher Scientific Inc. or its subsidiaries.

A significant and growing application for our technologically advanced mass spectrometers is proteomics, the study of proteins. Most drugs – about 90 percent – interact with proteins, so multi-instrument systems that can rapidly identify and quantify proteins are of increasing value to pharmaceutical and biotechnology customers. The combination of ETD (Electron Transfer Dissociation) with our LTQ XL ion trap machine extends the range of techniques for proteomics researchers and enables routine analysis of protein modifications. We continue to introduce new systems that address the breadth of primary analytical needs for high-throughput analysis including bioanalysis and proteomics research, as well as for other growing life science areas such as:

- Biomarkers – compounds that may be endogenous and signal the early onset of a specific disease.
- ADME/Tox – Absorption, Distribution, Metabolism, Excretion and Toxicology studies that are conducted for drug discovery in support of human clinical trials.
- Metabalomics – measurement of the real biochemical status, dynamics, interactions and regulation of whole systems or organisms at a molecular level.

In addition, Thermo Fisher offers a broad range of advanced magnetic sector instrumentation for high-resolution MS. This range also covers organic MS, gas isotope ratio MS and thermal ionization MS.

Liquid Chromatography. Our HPLC systems, comprising the high speed Accela HPLC, Surveyor Plus™ and SpectraSYSTEM™, offer high throughput and sensitivity. They are sold as stand-alone instrumentation (HPLC) or as integrated systems with our mass spectrometers (LC-MS and LC-MS/MS). The Surveyor MSQ™ Plus is a fast scanning single quadrupole LC-MS system used primarily in pharmaceutical laboratories as a UHPLC detector, providing chromatographers the ability to run routine HPLC applications more efficiently with real-time mass confirmation. These products utilize our comprehensive line of HPLC columns, including HYPERSIL™ Gold, HyPurity™ and Aquasil columns.

In January 2007, we acquired Spectronex, a European-based supplier of mass spectrometry, chromatography and surface science instrumentation, as well as Flux Instruments, a manufacturer of high performance liquid chromatography pumps. The Flux acquisition provided the pump for the new Accela UHPLC as well as a unique design platform for future HPLC development.

Beyond life sciences markets, our chemical analysis instrumentation, including our gas chromatography, elemental analysis and molecular spectroscopy instrumentation, uses various separation and optical spectroscopy techniques to determine the elemental and molecular composition of a wide range of complex liquids and solids.

Gas Chromatography. Gas chromatography is a separation technique used to analyze complex samples in the form of gases. Thermo Fisher's high performance and reliable line of gas chromatographs (GCs) includes our Trace GC Ultra, a versatile laboratory GC with a full range of detectors, injectors, and valve systems; our FOCUS GC, which is a single-channel GC; our Trace GCxGC for analysis of target compounds in complex matrices; and autosamplers, including our TriPlus™ Autosampler, that provide a robotic sampling solution to a GC laboratory.

Our GC offering is also incorporated into our GC mass spectrometry (GC-MS) product line, which pairs a mass spectrometer detector with a GC front end. Our offering includes the DSQ™ II, a GC-MS product based on the platform of Thermo Fisher's DSQ and PolarisQ GC-MS systems. The DSQ II incorporates the new DynaMax XR ion detection system and the DuraBrite™ ion source. The PolarisQ Ion Trap MSn offers affordable tandem mass spectrometry at the sensitivity of GC-specific detectors.

Elemental Analysis. Thermo Fisher also offers a line of elemental analysis instrumentation used to analyze elements in liquid and solid samples. Our range of combustion analyzer products, including our M & S Series atomic absorption (AA) systems, the iCAP 6000 Series benchtop inductively coupled plasma (ICP) spectrometers, and X SERIES 2 and ELEMENT2 ICP mass spectrometry (ICP-MS) systems are used for elemental analysis of liquid samples. Environmental, geochemical and clinical/toxicology laboratories often utilize these techniques, as well as many other industrial laboratories. In particular, our award winning iCAP 6000 Series ICP spectrometer, sold into growth markets such as China, environmental protection and materials and chemicals, is used in applications that support new regulations (such as the European Waste Electrical and Electronic Equipment (WEEE) Directive and the European Union Directive on Restriction of Certain Hazardous Substances (RoHS)).

Thermo Fisher also provides a full range of instrumentation for elemental analysis of solids, using both X-ray fluorescence and optical emission (OE) techniques. Our arc spark product line based on OE spectrometry is ideal for use in process/quality control for the direct, elemental analysis of solid metals. Products include the ARL QUANTRIS and ARL QuantoDesk CCD-based metals analyzers, ARL 3460 and ARL 4460 OE spectrometers that can be fully automated for unattended operation.

Our benchtop and standalone X-ray fluorescence (WDXRF/EDXRF) systems for analysis of conductive or non-conductive solids and liquids are used in many industrial and research laboratories, for monitoring of a few elements in oils, polymers, cement or quarry materials to the full analysis of glasses, metals, ores, refractories and geological materials. Additionally our UniQuant software package makes it possible to analyze totally unknown samples in any form without the need for certified standards. Our X-ray diffraction (XRD) equipment allows analysis of phases or compounds in crystalline materials. Both XRF and XRD techniques are integrated into our unique ARL 9900 X-ray Workstation to provide total analysis capabilities to the cement, metals and mining industries.

Molecular Spectroscopy. Thermo Fisher is also a leader in analytical instrumentation involving spectroscopic analysis of molecular structures. The new Nicolet i10 Series Fourier transform infrared (FT-IR) and Nicolet 700 Series research grade FT-IR systems provide a complete analytical offering in FT-IR spectroscopy and microscopy, from routine QA/QC applications to advanced research work across many industries including polymer, pharmaceutical and forensic. We are also a leader in the Raman and Near infrared markets with our new DXR Raman Series offering research capabilities to the routine-user. In 2007, Thermo Fisher expanded its line of visible and ultraviolet visible (UV-Vis) spectrophotometers and microanalysis products with the acquisition of NanoDrop Technologies, Inc., a U.S.-based supplier of micro-UV-Vis spectrophotometry and fluorescence scientific instruments. These products are used in life science, pharmaceutical and material science analysis.

Customers for Thermo Fisher's chemical analysis instrumentation include environmental, pharmaceutical, polymer, petrochemical, food, semiconductor, energy, coatings, geological, steel and basic materials producers who frequently use these instruments for quality assurance and quality control applications, primarily in a laboratory.

Services. We have an extensive service network to support our installed base of instruments across the globe. In addition, we provide a broad range of services, including multi-vendor laboratory instrument services, such as instrument qualifications; preventive and corrective maintenance; validation, regulatory compliance and metrology; as well as instrument/equipment asset management services with solutions that deliver instrument and equipment maintenance management, physical inventory tracking and enterprise-wide maintenance reporting to help customers improve the cost/performance of their instrumentation, equipment and facilities.

Biosciences

Our broad range of Biosciences products and services includes fine and high-purity chemistry products; proprietary protein analysis; RNA interference (RNAi); PCR and QPCR reagents and related products; high content screening (HCS) and analysis (HCA); nucleic acid synthesis reagents; molecular biology reagents; cell-culture products and sterile liquid-handling systems. These products are used across the general chemistry and life sciences arenas primarily for scientific research and drug discovery, as well as biopharmaceutical research and production. Our Biosciences products are sold under proprietary product names such as Acros Organics™, Maybridge™, HyClone™, Pierce™, Dharmacon™ and ABgene™.

Global Chemicals

Our Global Chemicals products provide solutions for chemistry-based applications to scientists involved in analysis, research and development, and manufacturing. We offer reliable, industry leading products and services through internal expertise and through partnerships with leading providers of chemical technology. We deliver high quality, customer-focused, optimized products and solutions through our extensive global distribution network. Our broad product portfolio includes Acros Organics chemicals, which are used in basic research applications to synthesize new and interesting materials. These products are supplied in pre-pack and semi-bulk quantities and are used across all types of chemistry. Our Fisher Chemical™ products help scientists purify, extract, separate, identify and/or manufacture products. These products are used across a range of industries, including pharmaceutical, biotechnology, electronic, and environmental. Our Fisher BioReagents™ products are used in many different laboratory applications, from cell growth to detailed protein analysis, to help scientists understand functions within living organisms. We also provide bulk sizes of our various products when customers scale-up from research to development. The primary markets served are pharmaceutical, life sciences and high technology.

Life Science Research (LSR)

Our Life Science Research products provide innovative technologies and services globally for genomics and proteomics applications. We serve the pharmaceutical and biotechnology industries as well as diagnostics companies, clinical laboratories, colleges and universities, government and industrial customers. Our offering includes a wide range of proprietary protein-research and cell-culture products; nucleic-acid technologies; reagents for high-content cellular screening; reliable, high-quality RNA oligonucleotides; small-interfering RNA and related RNA-interference products; and plastic consumables.

Our Genomics offering includes products and services which use nucleic acids to modulate gene expression or to measure changes in the cellular levels of specific nucleic acids. We provide synthesis reagents such as phosphoramidites to manufacturers of research and large scale synthetic nucleic acids and supply other molecular biology reagents to life science research, agricultural, clinical and diagnostic providers. Scientists use our PCR and QPCR reagents and PCR reaction plates and sealing products, sold under the ABgene name, to amplify and measure nucleic acids with high precision and sensitivity, enabling them to gain a better understanding of the control mechanisms inside a cell. Used in the study of cancer, metabolic diseases, in epidemiological studies and in agriculture research, our products enable scientists to shorten the drug development process. Our RNA products and services, sold under the Dharmacon name, are used by scientists conducting basic research to understand the function of genes and their role in biological processes and human disease. They are also used in drug discovery to identify and validate drug targets. RNA interference products are an exciting class of emerging therapeutic compounds. We provide technologies used in the development of potential RNAi-based therapeutics.

Our Proteomics products, sold under the Pierce, BioImage™ and Cellomics™ names, enable the effective and efficient study of the biology of proteins, and offer unique cell-based assays and services for high-content pathway analysis. Scientists use our Pierce reagents and kits for protein purification, protein detection and quantitation, protein sample preparation, protein labeling, protein interaction, and related studies, providing new capabilities and sensitive and accurate results more efficiently. We also provide proteomics products to manufacturers for inclusion in products sold for research or industrial uses. Cellomics HCS Reagent Kits and BioImage Assays are powerful tools for cell-based screening and analysis of specific molecular targets and biological parameters.

BioProcess Production

Our BioProcess Production offerings include cell-culture and bioprocessing products used in the production of animal and human viral vaccines, monoclonal antibodies, skin replacement and protein-based drugs. The product line is used in research and academic markets for cellular interaction studies, toxicity testing, antiviral, and anticancer studies. Our HyClone product offering includes leading cell-culture products (sera, classical media, serum-free and protein-free media, and process liquids) and bioprocessing systems for life science research and protein-based drug production. The line includes flexible, single-use BioProcess Container™ (BPC™) systems, which are sterile, disposable bags specifically designed for transporting, mixing, dispensing, and storing sterile liquids and powders. The HyClone Single-Use Bioreactor (SUB) portfolio offers a single-use alternative to conventional stirred tank bioreactors currently used in animal cell culture. The SUB emulates the scalability and operating parameters of the conventional stirred tank bioreactors, yet is disposable. Under the TC Tech™ name, we also provide sterile fluid-handling bags used to transfer, transport and store bioprocess liquids in the biopharmaceutical manufacturing process as well as tubing, fittings, connectors and flexible single-use containers specifically qualified for use in bioscience applications in the biopharmaceutical, biotechnology and diagnostic industries. Products, including cell-culture media, sera, process liquids and reagents, as well as single-use BioProcess Container systems, are provided in a variety of sizes ranging from small volumes up to tens of thousands of liters of specialized products in large vessels for full-scale production.

Microbiology

Our Microbiology offerings include high-quality microbiology laboratory products, including dehydrated and prepared culture media, collection and transport systems, diagnostic and rapid direct specimen tests, quality-control products and associated products for the microbiology laboratory. Our Microbiology products are sold under the Oxoid™ and Remel™ specialty brands. Our products focus on aiding customers in the diagnosis of infectious disease, implementing effective infection control programs or in detecting microbial contamination of their products or manufacturing facilities.

These products are used by microbiologists worldwide to grow and identify bacteria and to detect viruses and parasites. Within the clinical field, these products are used to facilitate a rapid and accurate diagnosis of infectious disease, to determine appropriate antimicrobial therapy and to aid in the implementation of infection control programs. Key clinical customers include hospitals, public health and reference laboratories, clinics and physician offices. Within the food and pharmaceutical industries, our products are used to assure the safety and quality of consumer products by monitoring production environments, raw materials and end products for bacterial contamination. Industrial customers are comprised of quality control and quality assurance functions within food, beverage, personal care, pharmaceutical and biotech companies.

Integrative Technologies

Our Integrative Technologies offerings provide integrated solutions for customers in regulated and unregulated industries such as pharmaceuticals, biotechnology, petrochemicals, chemicals, and food and beverage utilizing our broad capabilities in laboratory equipment, instrumentation, consumables, reagents and software. Our products include laboratory information management systems (LIMS), chromatography data systems (CDS), database analytical tools, automation systems, microplate instrumentation and automated cellular imaging systems. To support our global installations, we provide implementation, validation, training, maintenance and support from our large global services network.

Informatics

Thermo Fisher develops and provides LIMS solutions that provide application-specific, purpose-built functionality in software targeted for certain industries. These industries include pharmaceutical, petrochemical, chemical, food and beverage, metals and mining, environmental and water/wastewater, as well as government and academia. Thermo Fisher is a leader in developing commercial-off-the-shelf (COTS) solutions designed for specific industry applications. Providing basic requirements as standard functionality reduces risk for our customers and eases implementation, validation and training, while lowering total cost of ownership. More recently, we have focused our design and development on open standards. Moving to an open, service-oriented computing architecture based on Microsoft® .NET creates more interoperability so our systems can enable end-to-end process workflows. Our flagship LIMS, called SampleManager, moved to the .NET platform, incorporated Service-Oriented Architecture, enhanced Web interfacing, and added support for the Microsoft® SQL Server 2005 database in addition to Oracle's database option. Our Darwin™ LIMS is also based on .NET. Other products within the portfolio will be moved to .NET, migrating away from proprietary programming languages while continuing to support existing customers' use of such programming.

Our portfolio includes SampleManager™ LIMS, an enterprise solution used in laboratories at leading companies in the pharmaceutical, oil and gas, environmental, chemical and food and beverage industries; Watson™ LIMS, for pharmaceutical bioanalytical laboratories; Galileo™ LIMS, designed specifically for ADME and in-vitro testing in early drug discovery and development; Nautilus™ LIMS, used in a range of industrial applications and increasingly by biotechnology laboratories because of its configurability, patented workflows and plate-handling capabilities; and Darwin LIMS for pharmaceutical manufacturing R&D and QA/QC. In addition, we market the Atlas CDS™, a multi-industry enterprise-class system that is tightly integrated with our LIMS solutions for greater accuracy and consistent reporting of shared data, as well as increased productivity.

We also provide a global services network of experienced consultants who provide a broad range of services focused on the successful implementation of our customers' projects. These services include project planning, management of user workshops, defining business requirements, milestone delivery, systems integration, workflow modeling and validation consultancy.

Laboratory Automation Solutions

Thermo Fisher is a leading innovator of automation systems that provide solutions for the drug discovery market. With core competencies in integration, applications and innovation, we work closely with customers to develop both turnkey products and tailored systems for genomic/proteomic, biochemical/cell based assays and drug discovery applications. Our key technologies include automated storage, integration platforms, robotics and software. Advanced automated storage systems offer both low- and high-volume capacities with full environmental control. Our integration platforms range from stand-alone plate stackers and movers to highly flexible robotic solutions that incorporate advanced analytical equipment and software for experiment design, control and analysis. Precise and reliable motion control is achieved through state-of-the-art robotics that improve throughput and walk-away time. The company's software platforms schedule and control all robotics and third-party instrumentation. These software platforms integrate with LIMS and other informatics systems to enable efficient workflow and data management. Our automated platforms incorporate all instrument core functions such as readers, imagers, liquid handlers, bulk dispensers, incubators, microplate stackers, and automated storage products.

Cellular Imaging and Analysis

Thermo Fisher is a leading provider of complete systems for high-content screening (HCS) and analysis (HCA) used by drug discovery and systems-biology researchers. Our Cellomics™ platform includes automated imaging instrumentation (ArrayScan™ V™ HCS Reader and the cellWoRx™ High Content Cell Analysis System), BioApplication image analysis software and High Content Informatics (HCi™), fully integrated to improve the quality and productivity of cell-based assays. Our proprietary platforms are in use at multiple sites within the top 15 pharmaceutical companies, as well as at leading biotechnology companies and academic centers throughout the world. These products enable customers to develop new and effective therapies to treat, cure and prevent diseases and are utilized by scientists in drug discovery companies and basic research institutions to look at how drug candidates and targets of interest affect live cells. For drug discovery companies, these experiments enable scientists to determine the best drug candidates and to ultimately shorten the drug discovery process. For basic research scientists, these experiments enable scientists to explore all aspects of cell biology in a fast, quantitative fashion. These technologies are used in a range of drug discovery and in therapeutic areas such as neurobiology, toxicology, cancer biology and cell biology.

Microplate Instruments

Thermo Fisher offers a wide variety of different microplate instruments for drug discovery, assay development, ELISA and applied testing markets. Our portfolio includes different microplate detection, bulk reagent dispensing, magnetic particle and microplate washer and incubation instruments. The wide range of microplate detection systems include the Multiskan™ photometers, the Fluoroskan™ fluorometers, and the Luminoskan™ luminometer. The Varioskan Flash™ and Appliskan™ multimode readers offer high performance for the most reliable assay data. The Varioskan Flash™ spectral scanning multimode reader is designed for analyzing and optimization of assays, such as binding assays, ADMETox, molecular biology assays, enzyme kinetic studies, ion-channel and cell signaling assays. Our Multidrop Combi™ is a leading bulk reagent dispenser offering superior levels of flexibility and performance to meet the requirements of reagent dispensing in pharmaceutical and biotechnology laboratories. Our KingFisher™ magnetic particle processors use a patented method to purify proteins, nucleic acids and cells in a convenient, rapid and reproducible manner. The KingFisher™ system consists of instruments, specially designed plastics and software to provide a total purification solution for customer applications.

Diagnostics

Our Diagnostics products and services are used by the diagnostics community, including healthcare laboratories in hospitals, academic and research institutes, to prepare and analyze patient samples such as blood, urine, body fluids or tissue sections, to detect and diagnose diseases, such as cancer.

Clinical Diagnostics

Our clinical diagnostics products include a broad offering of liquid, ready-to-use and lyophilized immunodiagnostics reagent kits, calibrators, controls and calibration verification fluids. In particular, we provide products used for drugs-of-abuse testing; therapeutic drug monitoring, including immunosuppressant drug testing; thyroid hormone testing; serum toxicology; clinical chemistry; immunology; hematology; coagulation; glucose tolerance testing; monitoring and toxicology. Many of these products are sold under their industry-recognized brand names such as: CEDIA™, DRI™, CASCO™, MAS™, QMS™ and Duke Scientific™. In many instances, we will work with customers or partners to develop new products and applications for their instrument platforms. We have developed one of the broadest menus for drugs-of-abuse immunoassays, including those for newer drugs such as Oxycodone, Heroin Metabolite and Buprenorphine. We also offer a complete line of Immunosuppressant Drug immunoassays that can be used on a variety of clinical chemistry analyzers. Our clinical chemistry and automation systems include analyzers and reagents to analyze and measure routine blood and urine chemistry, such as glucose and cholesterol; and advanced testing for specific proteins, therapeutic drug monitoring and drugs-of-abuse. Our diagnostic test range currently covers approximately 80 different validated methods. We also provide pre- and post-analytical automation for preparation of blood specimens before and after analysis. In other analytical laboratory fields, our reagents and automated photometric analyzers are used for colorimetric and enzymatic analysis and quality control in food and beverage, wine and pharmaceutical production. In addition to our own sales channels, our clinical chemistry and automation systems are distributed by some of the leading diagnostic manufacturers, such as Siemens Medical Solutions Diagnostics and Ortho-Clinical Diagnostics (OCD).

Anatomical Pathology

We provide a broad portfolio of products for use primarily in immunochemistry, histology, cytology and hematology applications. These products include consumables for specimen collection, tissue processing, embedding and staining, such as reagents, stains, slides, cover glass, microarray substrates, detection kits and antibodies. We also provide a range of instruments including Lab Vision 360, an autostaining immunohistochemistry slide staining system; and the HMS760X, a robot stainer used in slide staining of histology and cytological specimens; along with other equipment such as tissue processors for preparation of tissue samples; microtomes and cryostats for sectioning of processed tissues; embedding centers, slide stainers to highlight abnormal cells for microscopic examination and diagnosis; coverslippers, such as the Microm CTM6, which places glass slipcovers on slides at a high capacity of approximately 450 slides per hour; and cassette and slide labelers for identifying specimens. The Shandon Cytospin™ 4 Cytocentrifuge uses low-speed centrifugation technology to concentrate and deposit a thin layer of cells onto a microscope slide to ensure better cell capture and better preservation of cell morphology. The Shandon Excelsior™ provides a fully automatic solution for tissue processing and reagent storage/handling. For efficient handling and accurate identification of histology and cytology specimens, we offer a comprehensive line of cassette and slide labelers, including the Shandon Laser MicroWriter™ developed specifically for anatomical pathology. The Laser MicroWriter prints 1D and 2D barcodes, text, logos and graphics in 26 different fonts at a speed of 1 to 2 seconds per slide and is designed to handle high-volume workloads in clinical or research laboratories. Other histology products include the Shandon Finesse™ + line of microtomes for paraffin or resin sectioning, the Shandon Cryotome™ Series of cryostats for frozen sections and the Shandon Varistain™ line of slide stainers for cell morphology highlights.

Slide/Specialty Glass

Thermo Fisher manufactures flat-sheet glass to produce medical disposable products such as microscope slides, plates, cover glass and microarray substrates serving the medical, diagnostics and scientific communities.

Other Diagnostics

We also provide diagnostic testing services for certain neurological, renal and endocrine disorders to physicians, hospital laboratories and reference laboratories under our Athena Diagnostics brand.

Environmental Instruments

Our environmental analysis instrumentation offers innovative technologies for complying with government regulations and industry safety standards, or responding to a hazardous material situation, including air and water quality monitoring, gas and particulate detection, and radiation detection and analysis. Our instruments include portable and fixed instrumentation used to help our customers protect people and the environment, with particular focus on environmental compliance, product quality, worker safety and security. Key end markets include fossil fuel and nuclear-powered electric generation facilities, federal and state agencies such as the Environmental Protection Agency (EPA), first responders such as the New York Police Department, national laboratories such as Los Alamos, general commercial and academic laboratories, transportation security for sites such as ports and airports, and other industrial markets such as pulp and paper and petrochemical. Our instrumentation is used in three primary applications: air quality monitoring and gas detection, water quality and aqueous solutions analysis, and radiation measurement and protection.

Air Quality Monitoring and Gas Detection

We are a leader in air quality instruments for ambient air and continuous emissions monitoring. Primary markets and customers include environmental regulatory agencies, emissions generating industries such as power generation and pulp and paper, first responders and industrial customers with Occupational Safety and Health Administration-related gas detection requirements. Our instruments employ a variety of leading analytical techniques, such as chemiluminescence, which uses the light emission from chemical reactions to detect common air pollutants such as nitrogen dioxide at the parts-per-trillion level. The iSeries™ family of analyzers uses various optical detection technologies to monitor parts-per-billion levels of regulated pollutants, such as ground level ozone and sulfur dioxide. The TEOM™ series of continuous particulate monitors utilizes a patented measurement technology to detect airborne particulate matter with high sensitivity in a brief time period. This monitoring capability allows the U.S. EPA and worldwide monitoring networks to provide the public with Web-based access to the concentration levels of the particulate matter of most concern to people susceptible to respiratory conditions (such as the elderly and young children). Further, state and federal environmental agencies, as well as environmental compliance officers at facilities that release emissions into the air, use our stack gas monitoring systems to ensure that governmentally mandated standards are being met. The introduction of our Mercury Freedom™ System for the continuous monitoring of total gaseous mercury emissions from coal fired power plants enables the U.S. power generation industry to monitor the measurement of mercury. Our industrial hygiene products measure toxic gases such as carbon monoxide and hydrogen sulfide, and hazardous chemicals such as benzene. The instruments range from handheld monitors used at hazardous waste sites for remediation activities, to general-purpose portable products for personnel-exposure monitoring, to sophisticated fixed systems in industrial facilities for early warning of unsafe combustible and toxic gas concentrations. In addition to these core applications, our product portfolio includes particulate monitoring instruments and leak-detection monitors.

Water Quality and Aqueous Solutions Analysis

Our water analysis products are recognized as high-quality meters, electrodes and solutions for the measurement of pH, ions, conductivity and dissolved oxygen. Marketed under the Orion™ and Eutech™ product names, our products are sold across a broad range of industries for a variety of laboratory, field and process applications. Based on electrochemical sensing technology, these products are used wherever the quality of water and water-based products is critical. Primary applications include quality assurance, environmental testing and regulatory compliance in end markets such as general laboratories, life science, water and wastewater, food and beverage, chemical, pharmaceutical and power generation.

Radiation Measurement and Protection

Our radiation measurement and protection instruments are used to monitor, detect and identify specific forms of radiation in nuclear power, environmental, industrial, medical and security applications. For example, power-generation facilities distribute our Mark II™ electronic pocket calculator-sized personal dosimeters to employees who work in areas that may expose them to radiation to capture the legal dose of record to which they are exposed on a daily basis. In addition, our customers use contamination monitors, such as our PCM2™, in at-risk locations around their facilities to monitor radiation. A variety of our detectors are used to monitor radiation levels and dosage using gross gamma detection technologies. Our product portfolio includes handheld survey meters and vehicle and pedestrian portals used to stop illicit transport of radioactive material. Environmental and contamination monitors are used by nuclear power plants to ensure worker safety.

Our security instruments and systems include a comprehensive range of stationary and portable instruments used for chemical and radiation detection. These instruments are based upon analytical technologies used in our core markets that we have refined for the specific needs of the security market, including key customers like the Department of Homeland Security, the Department of Defense, the Department of Energy and first responders. Our instruments, including the new handheld RadEye™ personal radiation detector (PRD) and PackEye™ backpack style device for discreet, rapid detection of gamma-emitting radioactive sources in large areas, are used for the detection and prevention of terrorist acts at airports, embassies, cargo facilities, border crossings and other high-threat locations, as well as at major events such as the Olympics. For example, Thermo Fisher provides the latest generation of radiation detection systems, known as Advanced Spectroscopic Portals (ASPs), to the U.S. Department of Homeland Security's Domestic Nuclear Detection Office (DNDO). Deployment of these systems at port and border locations globally is designed to detect and deter the importation of illicit nuclear devices or radiological materials. The ASPs are designed to allow Customs and other agencies to instantly detect and identify sources of radiation to a specific energy fingerprint, thus increasing the probability of deterring a threat, without a slowdown in commerce.

Process Instruments

Our Process Instruments products include online instrumentation solutions and services that provide regulatory inspection; quality control; package integrity; process measurements; precise temperature control; physical, elemental and compositional analysis; surface and thickness measurements; remote communications; and flow and blend optimization. We serve a wide variety of global industries including oil and gas, petrochemical, pharmaceutical, food and beverage, consumer products, power generation, metal, cement, minerals and mining, semiconductor and polymer. Our products are typically used in mission-critical manufacturing applications that require high levels of reliability and robustness. Our Process Instruments include six principal product lines: compliance testing, material characterization, materials and minerals, portable elemental analysis, process systems, and weighing and inspection.

Compliance Testing

Through our compliance testing product lines we provide simulation and verification equipment for electronic components and systems under the KeyTek brand based on pulsed EMI (Electromagnetic Interference) technology. This business provides electronic components and systems-testing solutions for original equipment manufacturers (OEMs) and independent testing labs. Our products and solutions are capable of testing EMC (Electromagnetic Compatibility) and ESD (Electrostatic Discharge) at the systems and discrete package levels to assist our customers in complying with various industry standards.

In 2007, we acquired Oryx Instruments, a manufacturer of ESD, latch-up and TLP (Transmission Line Pulse) test systems for the worldwide semiconductor market. This acquisition enhanced our range of test systems.

Material Characterization

Our materials characterization product lines include instruments that help our customers analyze materials for viscosity, surface tension and thermal properties. For instance, our Thermo Scientific Haake-MARS™ and Thermo Scientific Haake-POLYLAB™ products accurately and flexibly measure a wide range of rheological properties in the lab and in process applications. These measurement platforms use open standards and have the ability to connect to a range of sensors and systems. Our extruders and blenders meet R&D, small-scale production, quality control and pharmaceutical needs.

Materials and Minerals

Our materials and minerals product line includes online bulk material analysis systems, such as the Thermo Scientific CB Omni™ and Thermo Scientific CQM™ products for the coal, cement, minerals and other bulk material handling markets. These products employ proprietary, ultrahigh-speed, non-invasive measurement technologies that use neutron activation and measurement of gamma rays to analyze, in real time, the physical and chemical properties of raw material streams. This eliminates the need for off-line sampling, and enables real-time online optimization, for instance, allowing the customer to optimally blend raw materials to control sulfur and ash in coal fired utilities. Our gauging products are used online to measure the total thickness, basis weight and coating thickness of flat-sheet materials, such as metal strip, plastics, foil, rubber, glass, paper and other web-type products. Our gauging line uses ionizing and non-ionizing technologies, including our proprietary non-ionizing technology called FSIR™, to perform high-speed, real-time, non-invasive measurements. We also provide process control instruments that monitor nuclear flux inside a reactor helping our nuclear power customers operate their plants in a safe and optimal manner.

Portable Elemental Analysis

Our line of products also include the Thermo Scientific Niton portable XRF analyzers. These portable elemental analyzers are state-of-the-art handheld instruments offering high-performance analysis of metal alloys for positive material identification, scrap metal recycling, quality assurance/quality control (QA/QC) and precious metals analysis, as well as analysis of soils and sediments, environmental monitoring, lead screening in consumer products, lead in paint assessment, geochemical mapping and coatings/plating analysis. The NITON XL3 product platform is designed for the rapid on-site testing of metals for numerous industrial applications, including mining, coatings, precious metals and powder samples.

Process Systems

Our process systems products help oil and gas, refining, steel and other customers optimize their processes. These instruments provide measurements that help improve efficiency, provide process and quality control, maintain regulatory compliance and increase worker safety. For instance, our gas flow computers support custody transfer applications in the production and transmission of natural gas; our Thermo Scientific KRILPRO™ nuclear interface level gauge is used in extremely harsh coker applications for petroleum refining; our Thermo Scientific MOLA™ analyzer helps our customers measure moisture in extreme applications like coke used in metal foundries, and our Thermo Scientific Prima™ line of process mass spectrometers helps our customers detect minute constituents in process gases. These systems provide real-time direct and remote data collection, analysis and local control functions using a variety of technologies, including radiation, radar, ultrasonic and vibration measurement principles, gas chromatography and mass spectrometry. Our Thermo Scientific SOLA™ line of products, based on pulsed UV fluorescence technology, is an online sulfur analyzer used by refiners to bring clean fuels to consumers. We have extended the applications for SOLA to include online sulfur detection in the petrochemical environment, including flare gas composition and catalyst protection.

Weighing and Inspection

Our weighing and inspection products serve the food and beverage, pharmaceutical packaging and bulk material handling industries. For the food and beverage and pharmaceutical markets, we provide solutions to help our customers attain safety and quality standards. Based on a variety of technologies, such as X-ray imaging and ultratrace chemical detection, our products are used to inspect packaged goods for physical contaminants, validate fill quantities, or check for missing or broken parts. For example, our Thermo Scientific APEX™ line of metal detectors uses non-invasive, high-speed, flux technology to inspect packaged products; our Thermo Scientific VersaWeigh™ line of checkweighers is used to weigh packages on high-speed packaging lines; our Thermo Scientific InScan™ line uses X-ray imaging to enable our customers to inspect canned or bottled beverages at very high speeds; and the Thermo Scientific PureAqua™ line provides online-sniffing technology to inspect recycled bottles for traces of contaminants before refilling. We also provide bulk material handling products such as belt scales, flow meters, safety switches and detectors to enable solids-flow-monitoring, level measurements, personnel safety, and spillage prevention for a wide variety of processing applications in the food, minerals, coal, cement and other bulk solids handling markets.

Laboratory Products and Services Segment

Through our Laboratory Products and Services segment, we offer a combination of products and services that allows our customers to engage in their core business functions of research, development, manufacturing, clinical diagnosis and drug discovery more accurately, rapidly and cost effectively. We serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries. This segment has six principal product groupings – Laboratory Equipment, Laboratory Consumables, Research Market, Healthcare Market, Safety Market and BioPharma Services – and provides products and integrated solutions for various scientific challenges that support many facets of life science research, clinical diagnosis and workplace safety. Specifically, our Laboratory Equipment products consist primarily of sample preparation, controlled environment storage and handling equipment as well as laboratory workstations; our Laboratory Consumables include consumables, tubes and containers for sample preparation, analysis and sample storage. Our Research Market offers a wide variety of proprietary and third-party chemicals, instruments and apparatus, liquid handling pumps and devices, capital equipment and consumables; our Healthcare Market offers proprietary and third-party analytical equipment, diagnostic tools and reagents and consumables; our Safety Market offers proprietary and third-party workplace and first responder equipment, protective gear and apparel; and our BioPharma Services offerings include packaging, warehousing and distribution services, labeling, pharmaceutical and biospecimen storage, and analytical laboratory services primarily in the area of drug discovery and pharmaceutical clinical trials.

In the Research Market, the Fisher Scientific catalog has been published for nearly 100 years and is an internationally recognized scientific supply resource. In the Research, Healthcare and Safety Markets, we publish more than 3 million copies of our various catalogs each year in eight different languages. Our e-commerce product references are showcased by our website, *www.fishersci.com*, which is a leading e-commerce site supporting the scientific research community. The website contains product content for more than 320,000 products. We maintain an international network of warehouses in our primary markets through which we maintain inventory and coordinate product delivery. With specialized product vaults and temperature controlled storage capacity, we are able to handle the complete range of products we offer to our customers. Our transportation capabilities include our dedicated fleet of delivery vehicles as well as parcel shipping capabilities that are closely integrated with our third-party parcel carriers. Throughout the product delivery process, we provide our customers with convenient access to comprehensive electronic systems allowing for automated catalog search, product order and invoicing and payment capabilities.

We deliver our products through third-party carriers and our dedicated fleet of delivery vehicles. Third-party carriers include United Parcel Service (UPS), Federal Express, DHL and other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service.

Laboratory Equipment

Our Laboratory Equipment products and integrated solutions are used primarily by pharmaceutical companies for drug discovery and development, and by biotechnology companies and universities for life science research to advance the prevention and cure of diseases and enhance the quality of life.

We provide a broad range of equipment that is used for the preparation and preservation of chemical and biological samples, primarily for pharmaceutical, academic, clinical and government customers. Products include incubators that are used in biological experiments to allow growth of cells and organisms in optimal conditions of temperature, carbon dioxide and humidity. These are sold under various product line names including Forma™ and Heraeus™.

We also offer a wide range of centrifuges, which are used to separate biological matrices and inorganic materials. Our microcentrifuges are primarily used for the purification of nucleic acids in the molecular biology laboratory, our general use benchtop centrifuges are suitable for processing clinical samples such as blood and urine, and our floor models are used for large volume blood processing or in laboratories with high-throughput needs. Our super-speed and ultra-speed models are used for applications such as protein purification. Our centrifuges are sold under various product line names including Sorvall™, IEC™ and Heraeus.

We have a broad range of water purification products and technologies that serve the pharmaceutical, academic, industrial research and clinical testing markets. The different technologies (distillation, reverse osmosis, deionization, ultrafiltration, membrane filtration and the use of UV) allow for the systems to accept various incoming water qualities from around the world and deliver a range of water qualities for a wide variety of laboratory applications. These applications range from Type II water typically used to feed water baths or glassware washers to distilled water to Type I (extremely high-purity water), for use in hydrating reagents and buffers. In addition, for the most sensitive techniques requiring pyrogen-free, free of trace metals or low Total Organic Carbon (TOC) we offer integrated specialty treatments. These are sold under the product line name of Barnstead™.

Our shakers, stirrers and stirring hotplates, water baths and dry blocks, ovens, furnaces, heating mantles, tapes, mats and temperature monitoring devices, including thermometers, are offered in a range of sizes, temperatures and configurations for life science, analytical chemistry and quality control applications where temperature uniformity and control are critical. These are sold under various product line names including Barnstead, Precision™, Heraeus, Blue M™ and Variomag™.

We offer thermal cyclers for the amplification of nucleic acids by polymerase chain reaction (PCR) or reverse transcriptase-PCR (RT-PCR). These are sold under the product line name of Hybaid™.

Our centrifugal vacuum concentrators assist researchers in evaporating organic solvents, acids and buffers from their samples and have a wide range of applications in the preparation of deoxyribonucleic acid (DNA), oligomers, plasmid preparation and the purification of pharmaceutical compounds. Our freeze dryers are used to lyophilize drugs, plants or tissues for long-term room temperature or refrigerated storage often retaining biological activity and the original cellular structure upon re-hydration. These products are sold under the Savant™ and Jouan™ product line names.

We are leaders in cold temperature storage equipment, ranging from laboratory refrigerators and freezers to ultralow temperature freezers and cryopreservation storage tanks, which are used primarily for storing samples in a cold environment to protect from degradation. These systems may be customized to accommodate specific equipment, allowing reactions (such as chromatography) to be run under low-temperature conditions. These products are sold under various product line names including Forma, Revco™, Harris™, Jewett™, Barnstead, Heraeus and Jouan.

Our biological safety cabinets enable technicians to handle samples without risk to themselves or their environment and without risk of cross-contamination of samples. Equipped with filtered air ventilation, controlled laminar flow and an ultraviolet source, biological safety cabinets can be used for tissue culture, IVF, infectious samples, forensic analysis or bioterrorism research. These products are sold under various product line names including Forma and Heraeus.

We provide a range of steam sterilizers for sterilizing biological samples and laboratory tools that are primarily used by pharmaceutical, clinical and academic customers. These products are sold under the Forma product line name.

Through our control technologies product line we are a leading manufacturer of precision temperature control products for global industrial and laboratory markets. The temperature-control product line includes the NESLAB™ and HAAKE™ lines of heated/refrigerated circulating baths, immersion coolers and re-circulating chillers. Customers use these products to control highly critical manufacturing processes, such as semiconductor manufacturing operations or pharmaceutical-grade extrusion lines.

We also manufacture private label and OEM versions of certain of our product lines.

We are a major supplier of laboratory workstations and fume hoods for either new construction or laboratory renovation. Our product offerings include steel, wood and plastic laminate casework systems, adaptable furniture systems, chemical ventilation fume hoods and chemical storage cabinets and various other laboratory fixtures and accessories. Laboratory workstation products are sold under the names of Fisher Hamilton™, Horizon™, Concept™, SafeAire™ and Pioneer™.

We supply internet, phone and field technical support and service for laboratory equipment including installation, maintenance, repair and training on a worldwide basis via a network of internal phone support technicians and field-based service technicians as well as third-party service providers.

Laboratory Consumables

We manufacture and sell glass and plastics consumables and certain related equipment to entities conducting scientific research, including drug discovery and drug development, quality and process control, clinical and basic research and development.

We are a leading supplier of sample tubes, containers and vessels, in a variety of plastics and glass and in a wide range of volumes for all types of life science, analytical and clinical analysis. Included in this offering are microwell plates ranging from a single well to 1,536 wells for applications ranging from tissue culture to primary and secondary screening in drug discovery. The geometry of the wells, the type of plastic resin, the surface treatments or filtration membrane in the devices vary to serve a number of applications for maximizing cell growth, sample concentration within the well or reduce background fluorescence or non-specific binding. These products are sold under various brand names including Nalgene™, Nunc™, MBP™, Capitol Vial™ and Samco™.

Accurate measurement and dispensing of samples and reagents is critical in a variety of industrial, academic, government, and clinical laboratories. We have a wide variety of single and multiple channel pipetting tools from manual to highly automated, covering a wide volume range. The ergonomics of these devices are important to the comfort of researchers handling numerous samples and pipetting steps on a daily basis. Due to sample cross-contamination concerns, the tips of the pipettes are disposable and a separate tip is used for each sample. These products are sold under various brands and product line names including Finnpipette™, Matrix™, MBP and QSP™.

We have tubes specific to centrifugation in various sizes to fit the volume and centrifugal speed requirements of the sample. In addition, we are the leaders in sample storage vials and organization systems for ultralow temperature and cryogenic storage, offering specific products for low protein binding (Cryobank™) and low DNA binding (Bank it™). These products are sold under various brands including Nalgene, Nunc and Matrix.

We are the leading provider of tissue culture filtration and growth vessels. Our products are used by researchers for growth of tissue culture and can be scaled up to biomanufacturing of vaccines or monoclonal antibodies using Cell Factory products. The sterility of samples and growth media is critical to the viability of the cells. These products are sold under various brands including Nalgene and Nunc.

Research Market

Our Research Market offerings include a wide range of products and services from a single source designed to allow our customers to engage more accurately and efficiently in laboratory research and development throughout the world. Our customers represent all industries requiring any level of laboratory research, including but not limited to the pharmaceutical, biotech, food and agriculture, government, academic and manufacturing industries.

Our products include all forms of laboratory products, ranging from capital equipment and instruments to chemicals to consumable products. We offer a mix of products that are manufactured by Thermo Fisher, that are manufactured by third parties for us on a private-label basis, and that are manufactured by third parties under their brand but offered for sale exclusively through us. We also offer a broad range of third-party products representing leading industry brand names on a non-exclusive basis.

Our biennial catalog consists of more than 40,000 products. Beyond our catalog, we offer our customers access to more than 650,000 products. Our e-commerce website, www.fishersci.com, has been an industry-leading online ordering and reference tool since its inception in the 1990s.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel who manage inventory and provide desktop delivery, coordinate instrument calibration and service, facilitate glass washing, provide on-site customer service and deliver other services that allow our customers to focus on their core research activities.

Healthcare Market

Our Healthcare Market offerings include a broad array of consumables, diagnostic kits and reagents, equipment, instruments, solutions and services for hospitals, clinical laboratories, reference laboratories, physicians' offices and other clinical testing facilities. These products are manufactured by Thermo Fisher and third parties.

Healthcare Market products and solutions focus on the collection, transportation and analysis of biological samples. Major product lines include anatomical pathology, molecular diagnostic and cardiac risk management solutions, along with blood collection devices, consumable vials and transportation devices, as well as an extensive portfolio of rapid diagnostic testing devices for drugs-of-abuse testing and diagnosis and monitoring of cancer, endocrine function and cardiovascular, gastrointestinal, nervous system, respiratory and sexually transmitted diseases. The Healthcare Market core product offering also includes high-end diagnostic instruments and equipment together with the reagents used in those instruments and equipment to perform diagnostic tests. Sales in the healthcare market are fueled by the administration and evaluation of diagnostic tests. We believe that the aging population, as well as the increased demand for the development of new specialty diagnostic tests, will result in increased market growth.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel that manage inventory, provide on-site customer service, and deliver other services that allow our customers to focus on their core responsibilities.

Safety Market

Through our Safety Market we supply safety-related products to various industries including laboratory research, industrial manufacturing, healthcare, universities, food/agriculture, environmental and petrochemical as well as government and municipal agencies, fire departments and military units. Products offered to these markets include: cleanroom and controlled-environment supplies; personal protective equipment such as respirators, clothing, gloves, hardhats, hearing protection and eyewear; fall protection harnesses and restraints; self-contained breathing apparatus; specialized firefighting and military equipment and supplies; environmental monitoring and sampling equipment; and first responder supplies and equipment such as decontamination tents, bio-isolation systems, chemical protective suits and emergency response trailers. We offer products mainly manufactured by third parties as well as those manufactured by Thermo Fisher.

We also provide access to a broad offering of training, equipment servicing and on-site inventory management support through our dedicated safety sales professionals, equipment service employees and on-site customer support teams. Our goal is to provide a total solution of products, training and support to our customers.

BioPharma Services

Our BioPharma Services offerings include global services for pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging, over-encapsulation, multi-lingual and specialized labeling and distribution for phase I through phase IV clinical trials, analytical testing, biological-specimen management, as well as specialty pharmaceutical logistics and clinical supply-chain management. Thermo Fisher's biorepository business provides temperature-controlled repository services for pharmaceutical, biotechnology, university, government, clinical and blood-processing customers. Our biorepository services business stores millions of pharmacological and biospecimen samples at commercial sites in the United States and the United Kingdom. Additional services include inventory management, validation, business continuity, and repository management and transportation capabilities resulting in a complete cold chain sample management solution.

Services are offered throughout the world, with operations in the United States, United Kingdom, Switzerland and Singapore. Expansion of our activities is under way into India, Latin America and China. Most services are offered under the Fisher Clinical Services™, Fisher Bioservices™, Lancaster Laboratories™ or Priority Solutions™ brands.

On October 3, 2007, the company's Laboratory Products and Services segment acquired Priority Solutions International, a leading U.S.-based third-party logistics provider to the pharmaceutical and healthcare industries. The acquisition broadened the segment's clinical trials management services offerings.

Sales and Marketing

We market and sell our products and services through a direct sales force, customer-service professionals, electronic commerce, third-party distributors and various catalogs.

We have approximately 7,500 sales and service professionals including over 1,000 highly trained technical specialists who enable us to better meet the needs of our more technical end-users. We also provide customers with an efficient ordering system, product standardization and other supply-chain-management services to reduce procurement costs.

New Products and Research and Development

Our business includes the development and introduction of new products and may include entry into new business segments. We are not currently committed to any new products that require the investment of a material amount of our funds, nor do we have any definitive plans to enter new businesses that would require such an investment.

During 2007, 2006 and 2005, we spent $239 million, $170 million and $153 million, respectively, on research and development, excluding a charge in 2006 of $15 million for in-process research and development at the date of the merger with Fisher.

Raw Materials

Our management team believes that we have a readily available supply of raw materials for all of our significant products from various sources. We do not anticipate any difficulties obtaining the raw materials essential to our business. Raw-material and fuel prices are subject to fluctuations due to market conditions. We employ many strategies, including the use of alternative materials and the use of derivative instruments, to mitigate the effect of these fluctuations on our results.

Patents, Licenses and Trademarks

Patents are important in both segments of our business. No particular patent, or related group of patents, is so important, however, that its loss would significantly affect our operations as a whole. Where appropriate, we seek patent protection for inventions and developments made by our personnel and incorporated into our products or otherwise falling within our fields of interest. Patent rights resulting from work sponsored by outside parties do not always accrue exclusively to the company and may be limited by agreements or contracts.

We protect some of our technology as trade secrets and, where appropriate, we use trademarks or register trademarks used in connection with products. We also enter into license agreements with others to grant and/or receive rights to patents and know-how.

Seasonal Influences

Revenues in the fourth calendar quarter are historically stronger than in the other quarters due to capital spending patterns of industrial, pharmaceutical and government customers.

Working Capital Requirements

There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on our working capital.

Dependency on a Single Customer

There is no single customer the loss of which would have a material adverse effect on our business. No customer accounted for more than 10% of our total revenues in any of the past three years.

Backlog

Our backlog of firm orders at year-end 2007 and 2006 was as follows:

(In millions)	2007	2006
Analytical Technologies	$ 805.0	$ 717.6
Laboratory Products and Services	476.0	365.8
	$1,281.0	$1,083.4

We believe that virtually all of our backlog at the end of 2007 will be filled during 2008. The increase in backlog in 2007 is principally due to increased demand.

Government Contracts

Although the company transacts business with various government agencies, no government contract is of such magnitude that a renegotiation of profits or termination of the contract at the election of the government agency would have a material adverse effect on the company's financial results.

Competition

General

The company encounters aggressive and able competition in virtually all of the markets we serve. Because of the diversity of our products and services, we face many different types of competitors and competition. Our competitors include a broad range of manufacturers and third-party distributors. In general, competitive climates in the markets we serve are characterized by changing technology and customer demands that require continuing research and development. Our success in these markets primarily depends on the following factors:

- technical performance and advances in technology that result in new products and improved price/performance ratios;
- product differentiation, availability and reliability;
- our broad product offering;
- our reputation among customers as a quality provider of products and services;
- customer service and support;
- active research and application-development programs; and
- relative prices of our products and services.

Environmental Matters

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that affects us includes the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). We are also subject to regulation by the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The United States Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an effect on our operations.

In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes as well as having authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements.

A number of our operations involve the handling, manufacturing, use or sale of substances that are or could be classified as toxic or hazardous materials within the meaning of applicable laws. Consequently, some risk of environmental harm is inherent in our operations and products, as it is with other companies engaged in similar businesses.

Our expenses for environmental requirements are incurred generally for ongoing compliance and historical remediation matters. Based on current information, we believe that these compliance costs are not material. For historical remediation obligations, our expenditures relate primarily to the cost of permitting, installing, and operating and maintaining groundwater-treatment systems and other remedial measures.

Our Fair Lawn and Somerville, New Jersey, facilities are the subject of administrative consent orders issued by the New Jersey Department of Environmental Protection in 1984. Our Rockford, Illinois, facility is subject to a Resource Conservation and Recovery Act (RCRA) corrective action program administered by the Illinois Environmental Protection Agency. We are required to maintain groundwater-remediation activities at these sites. As the owner of the Fair Lawn facility, we are listed as a potentially responsible party for remediation within an area called the Fair Lawn Wellfields Superfund Site. This site was listed in 1983 on the National Priority List under CERCLA. Both New Jersey sites are also the subjects of CERCLA National Resources Damages claims.

We record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. We calculate estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. We include in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters totaled $23 million at December 31, 2007 and were not material prior to the merger with Fisher. The liability for environmental matters associated with Fisher was recorded at the date of merger at its fair value and as such was discounted to its net present value.

These environmental liabilities do not include third-party recoveries to which we may be entitled. We believe that our accrual is adequate for the environmental liabilities we currently expect to incur. As a result, we believe that our ultimate liability with respect to environmental matters will not have a material adverse effect on our financial position, results of operations or cash flows. However, we may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations, and the effect of changes in accounting rules, which could have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Affairs

Our operations, and some of the products we offer, are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Food and Drug Administration, and various state boards of pharmacy as well as comparable state and foreign agencies. As Thermo Fisher's businesses also include export and import activities, we are subject to pertinent laws enforced by the U.S. Departments of Commerce, State and Treasury. In addition, our logistics activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. While we believe we are in compliance in all material respects with such laws and regulations, any noncompliance could result in substantial fines or otherwise restrict our ability to provide competitive distribution services and thereby have an adverse effect on our financial condition. To date, none has had a material impact on our operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Number of Employees

As of December 31, 2007, we had approximately 33,000 employees.

Financial Information About Geographic Areas

Financial information about geographic areas is summarized in Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Available Information

The company files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including the company, file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on or through our own website at www.thermofisher.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

Executive Officers of the Registrant

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Marijn E. Dekkers	50	President and Chief Executive Officer (2000)
Marc N. Casper	39	Executive Vice President (2001)
Guy Broadbent	44	Senior Vice President (2001)
Seth H. Hoogasian	53	Senior Vice President, General Counsel and Secretary (2001)
Alan J. Malus	48	Senior Vice President (2006)
Alexander G. Stachtiaris	43	Senior Vice President, Global Business Services (2008)
Stephen G. Sheehan	52	Senior Vice President, Human Resources (2003)
Fredric T. Walder	50	Senior Vice President, Commercial Excellence (2006)
Peter M. Wilver	48	Senior Vice President and Chief Financial Officer (2003)
Peter E. Hornstra	48	Vice President and Chief Accounting Officer (2001)

Mr. Dekkers was appointed Chief Executive Officer in November 2002 and President in July 2000. He was Chief Operating Officer from July 2000 to November 2002.

Mr. Casper was appointed Executive Vice President in November 2006. He was Senior Vice President from December 2003 to November 2006. He was President, Life and Laboratory Sciences from December 2001 to March 2005. He was Vice President of Thermo from December 2001 to December 2003.

Mr. Broadbent was appointed Senior Vice President in November 2006. He was President, Laboratory Equipment from November 2004 to November 2006, and Vice President of Thermo from January 2001 to November 2004. He was President, Spectra-Physics Division from December 2003 to July 2004 and was President, Optical Technologies from October 2000 to December 2003.

Mr. Hoogasian was appointed Senior Vice President in November 2006, Secretary in 2001 and General Counsel in 1992. He was Vice President from 1996 to November 2006.

Mr. Malus was appointed Senior Vice President in November 2006. Prior to Thermo's merger with Fisher, Mr. Malus was group president of distribution and services for Fisher, where he focused on growing the company's customer channel businesses serving research, healthcare, education and safety markets. Mr. Malus joined Fisher in 1998 and has served in a variety of management roles.

Mr. Stachtiaris was appointed Senior Vice President, Global Business Services in February 2008. He was Senior Vice President of Finance and Business Operations for the company's customer channel business from November 2006 to February 2008. Prior to Thermo's merger with Fisher, Mr. Stachtiaris was vice president of finance and corporate controller for Fisher from February 2004 to November 2006. Prior to joining Fisher, he was the senior vice president of finance for the pharmaceutical distribution business of Cardinal Health from April 2000 to February 2004.

Mr. Sheehan was appointed Senior Vice President, Human Resources in November 2006. He was Vice President, Human Resources from August 2001 to November 2006.

Mr. Walder was appointed Senior Vice President, Customer Excellence in May 2007. He was Senior Vice President, Commercial Excellence from November 2006 to May 2007, President, Environmental Instruments from April to November 2006, and President, Scientific Instruments from December 2002 to April 2006. Mr. Walder joined Thermo in 1992 and has served in a variety of management roles.

Mr. Wilver was appointed Senior Vice President in November 2006 and Chief Financial Officer in October 2004. He was Vice President from October 2004 to November 2006, and Vice President, Financial Operations from October 2000 to October 2004.

Mr. Hornstra was appointed Vice President in February 2007 and Chief Accounting Officer in January 2001. He was Corporate Controller from January 1996 to February 2007.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our investors. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 3.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products in order to remain competitive. Our growth strategy includes significant investment in and expenditures for product development. We sell our products in several industries that are characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer.

Development of our products requires significant investment; our products and technologies could become uncompetitive or obsolete. Our customers use many of our products to develop, test and manufacture their own products. As a result, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue.

Many of our existing products and those under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing-process levels. These activities require us to make significant investments.

Risk Factors (continued)

Products in our markets undergo rapid and significant technological change because of quickly changing industry standards and the introduction of new products and technologies that make existing products and technologies uncompetitive or obsolete. Our competitors may adapt more quickly to new technologies and changes in customers' requirements than we can. The products that we are currently developing, or those we will develop in the future, may not be technologically feasible or accepted by the marketplace, and our products or technologies could become uncompetitive or obsolete.

It may be difficult for us to implement our strategies for improving internal growth. Some of the markets in which we compete have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth, including:

- finding new markets for our products;
- developing new applications for our technologies;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- allocating research and development funding to products with higher growth prospects;
- continuing key customer initiatives;
- expanding our service offerings;
- strengthening our presence in selected geographic markets; and
- continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our breadth in product offerings.

We may not be able to successfully implement these strategies, and these strategies may not result in the growth of our business.

The company may be unable to integrate successfully the legacy businesses of Thermo Electron Corporation and Fisher Scientific International Inc. and may be unable to realize the anticipated benefits of the merger.

The merger involved the combination of two companies which previously operated as independent public companies. The company is required to devote significant management attention and resources to integrating its business practices and operations. Potential difficulties the company may encounter in the integration process include the following:

- if we are unable to successfully combine the businesses of Thermo and Fisher in a manner that permits the company to achieve the cost savings and operating synergies anticipated to result from the merger, such anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;
- lost sales and customers as a result of certain customers of either of the two former companies deciding not to do business with the company;
- complexities associated with managing the combined businesses;

- integrating personnel from diverse corporate cultures while maintaining focus on providing consistent, high quality products and customer service;
- potential unknown liabilities and unforeseen increased expenses or delays associated with the merger; and
- inability to successfully execute a branding campaign for the combined company.

In addition, it is possible that the integration process could result in the loss of key employees, the disruption or interruption of, or the loss of momentum in, the company's ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the merger, or could reduce our earnings or otherwise adversely affect the business and financial results of the company.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations.

We also rely on trade secrets and proprietary know-how with which we seek to protect our products, in part, by confidentiality agreements with our collaborators, employees and consultants. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. For example, in September 2004 Applied Biosystems/MDS Scientific Instruments and related parties brought a lawsuit against us alleging our mass spectrometer systems infringe a patent held by the plaintiffs. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors (continued)

Demand for most of our products depends on capital spending policies of our customers and on government funding policies. Our customers include pharmaceutical and chemical companies, laboratories, universities, healthcare providers, government agencies and public and private research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products.

Our results could be impacted if we are unable to realize potential future benefits from new productivity initiatives. We continue to pursue practical process improvement (PPI) programs and other cost saving initiatives at our locations which are designed to further enhance our productivity, efficiency and customer satisfaction. While we anticipate continued benefits from these initiatives, future benefits are expected to be fewer and smaller in size and may be more difficult to achieve.

Our business is impacted by general economic conditions and related uncertainties affecting markets in which we operate. Adverse economic conditions could adversely impact our business in 2008 and beyond, resulting in:

- reduced demand for some of our products;
- increased rate of order cancellations or delays;
- increased risk of excess and obsolete inventories;
- increased pressure on the prices for our products and services; and
- greater difficulty in collecting accounts receivable.

Changes in governmental regulations may reduce demand for our products or increase our expenses. We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs. Changes in the U.S. Food and Drug Administration's regulation of the drug discovery and development process could have an adverse effect on the demand for these products.

If any of our security products fail to detect explosives or radiation, we could be exposed to product liability and related claims for which we may not have adequate insurance coverage. The products sold by our environmental instruments business include a comprehensive range of fixed and portable instruments used for chemical, radiation and trace explosives detection. These products are used in airports, embassies, cargo facilities, border crossings and other high-threat facilities for the detection and prevention of terrorist acts. If any of these products were to malfunction, it is possible that explosive or radioactive material could pass through the product undetected, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customers' operators and the training of such operators. Any such product liability claims brought against us could be significant and any adverse determination may result in liabilities in excess of our insurance coverage. Although we carry product liability insurance, we cannot be certain that our current insurance will be sufficient to cover these claims or that it can be maintained on acceptable terms, if at all.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our business strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Promising acquisitions

Risk Factors (continued)

are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. We may not be able to identify and successfully complete transactions. Any acquisition we may complete may be made at a substantial premium over the fair value of the net assets of the acquired company. Further, we may not be able to integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business.

Moreover, we have acquired many companies and businesses. As a result of these acquisitions, we recorded significant goodwill and indefinite-lived intangible assets on our balance sheet, which amount to approximately $8.71 billion and $1.33 billion, respectively, as of December 31, 2007. We assess the realizability of the goodwill and indefinite-lived intangible assets annually as well as whenever events or changes in circumstances indicate that these assets may be impaired. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets.

Our growth strategy to acquire new businesses may not be successful and the integration of future acquisitions may be difficult and disruptive to our ongoing operations.

We have retained contingent liabilities from businesses that we have sold. From 1997 through 2004, we divested over 60 businesses with aggregate annual revenues in excess of $2 billion. As part of these transactions, we retained responsibility for some of the contingent liabilities related to these businesses, such as lawsuits, product liability and environmental claims and potential claims by buyers that representations and warranties we made about the businesses were inaccurate. The resolution of these contingencies has not had a material adverse effect on our results of operations or financial condition; however, we can not be certain that this favorable pattern will continue.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations. International revenues account for a substantial portion of our revenues, and we intend to continue expanding our presence in international markets. In 2007, our international revenues from continuing operations, including export revenues from the United States, accounted for approximately 35% of our total revenues. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues are subject to the risk that fluctuations in exchange rates could adversely affect product demand and the profitability in U.S. dollars of products and services provided by us in international markets, where payment for our products and services is made in the local currency. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. In addition, reported sales made in non-U.S. currencies by our international businesses, when translated into U.S. dollars for financial reporting purposes, fluctuate due to exchange rate movement. Should our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In 2007, currency translation had a favorable effect on revenues of our continuing operations of $241 million due to a weakening of the U.S. dollar relative to other currencies in which the company sells products and services.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Because we compete directly with certain of our largest customers and product suppliers, our results of operations could be adversely affected in the short term if these customers or suppliers abruptly discontinue or significantly modify their relationship with us.

Our largest customer in the laboratory consumables business and our largest customer in the diagnostics business are also significant competitors. Our business may be harmed in the short term if our competitive relationship in the marketplace with these customers results in a discontinuation of their purchases from us. In addition, we manufacture products that compete directly with products that we source from third-party suppliers. We also source competitive products from multiple suppliers. Our business could be adversely affected in the short term if any of our large third-party suppliers abruptly discontinues selling products to us.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services or significant increases in prices may disrupt our ability to ship products, increase our costs and lower our profitability.

We ship a significant portion of our products to our customers through independent package delivery companies, such as UPS and Federal Express in the U.S. and DHL in Europe. We also maintain a small fleet of vehicles dedicated to the delivery of our products and ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If UPS or another third-party package-delivery provider experiences a major work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if UPS or our other third-party package-delivery providers increase prices, and we are not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected.

We are subject to regulation by various federal, state and foreign agencies that require us to comply with a wide variety of regulations, including those regarding the manufacture of products, the shipping of our products and environmental matters.

Some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the U.S. Food and Drug Administration's regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution, which would increase our costs and reduce our revenues.

We are subject to federal, state, local and international laws and regulations that govern the handling, transportation, manufacture, use or sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell or distribute. This requires us to devote significant resources to maintain compliance with applicable environmental laws and regulations, including the establishment of reserves to address potential environmental costs, and manage environmental risks.

We rely heavily on manufacturing operations to produce the products we sell, and our business could be adversely affected by disruptions of our manufacturing operations.

Risk Factors (continued)

We rely upon our manufacturing operations to produce many of the products we sell. Any significant disruption of those operations for any reason, such as strikes or other labor unrest, power interruptions, fire, earthquakes, or other events beyond our control could adversely affect our sales and customer relationships and therefore adversely affect our business. Although most of our raw materials are available from a number of potential suppliers, our operations also depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products or we may not be able to produce certain of these products at a marketable price, which could have an adverse effect on our results of operations.

We may be unable to adjust to rapid changes in the healthcare industry, some of which could adversely affect our business.

The healthcare industry has undergone significant changes in an effort to reduce costs. These changes include:

- development of large and sophisticated groups purchasing medical and surgical supplies;
- wider implementation of managed care;
- legislative healthcare reform;
- consolidation of pharmaceutical companies;
- increased outsourcing of certain activities, including to low-cost offshore locations; and
- consolidation of distributors of pharmaceutical, medical and surgical supplies.

We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing the delivery or pricing of healthcare services or mandated benefits, may cause healthcare-industry participants to purchase fewer of our products and services or to reduce the prices they are willing to pay for our products or services.

We may incur unexpected costs from increases in fuel and raw material prices, which could reduce our earnings and cash flow.

Our primary commodity exposures are for fuel, petroleum-based resins, steel and serum. While we may seek to minimize the impact of price increases through higher prices to customers and various cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs.

Unforeseen problems with the implementation and maintenance of our information systems at certain of our sites could interfere with our operations. As a part of the effort to upgrade our current information systems, we are implementing new enterprise resource planning software and other software applications to manage certain of our business operations. As we implement and add functionality, problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes, take customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise run our business. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations and cash flows could be adversely affected.

Risk Factors (continued)

Our debt may adversely affect our cash flow and may restrict our investment opportunities or limit our activities.

As of December 31, 2007, we had approximately $2.20 billion in outstanding indebtedness. In addition, we had the ability to incur an additional $955 million of indebtedness under our revolving credit facility. We may also obtain additional long-term debt and lines of credit to meet future financing needs, which would have the effect of increasing our total leverage.

Our leverage could have negative consequences, including increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing and limiting our ability to acquire new products and technologies through strategic acquisitions.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations. If we are unable to service our debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures or research and development expenditures. We may not be able to obtain additional financing on terms acceptable to us or at all.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets and enter into transactions with affiliates. The covenants in our revolving credit facility include a debt-to-EBITDA ratio. Specifically, the company has agreed that, so long as any lender has any commitment under the facility, or any loan or other obligation is outstanding under the facility, or any letter of credit is outstanding under the facility, it will not permit (as the following terms are defined in the facility) the Consolidated Leverage Ratio (the ratio of consolidated Indebtedness to Consolidated EBITDA) as at the last day of any fiscal quarter to be greater than 3.0 to 1.0.

Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates and interest rates. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under one of our debt instruments would trigger an event of default under other of our debt instruments.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The location and general character of our principal properties by segment as of December 31, 2007, are as follows:

Analytical Technologies

We own approximately 3.7 million square feet of office, engineering, laboratory and production space, principally in New Jersey, Wisconsin, Virginia and California within the U.S., and in Germany, England and Switzerland. We lease approximately 3.9 million square feet of office, engineering, laboratory and production space, principally in Massachusetts, California and Texas within the U.S., and in England, China, Finland, Germany and Australia, under various leases that expire between 2008 and 2022.

Laboratory Products and Services

We own approximately 6.6 million square feet of office, engineering, laboratory and production space, principally in Wisconsin, New York, Pennsylvania, Illinois and North Carolina within the U.S., and in England Germany, Canada, Denmark and France. We lease approximately 4.5 million square feet of office, engineering, laboratory and production space, principally in Pennsylvania, California, Illinois, Maryland and Georgia within the U.S. and in France, Germany and England, under various leases that expire between 2008 and 2039.

Corporate Headquarters

We own approximately 81,000 square feet of office space in Massachusetts. We also own approximately 100,000 square feet of office space in New Hampshire which was the former corporate headquarters of Fisher.

We believe that all of the facilities that we are currently utilizing are in good condition and are suitable and adequate to meet our current needs. If we are unable to renew any of the leases that are due to expire in 2008 or 2009, we believe that suitable replacement properties are available on commercially reasonable terms.

Item 3. Legal Proceedings

On September 3, 2004, Applera Corporation, MDS Inc. and Applied Biosystems/MDS Scientific Instruments filed a complaint against the company in U.S. District Court for the District of Delaware, Civil Action No. 04-1230-GMS. These plaintiffs allege that the company's mass spectrometer systems, including its triple quadrupole and certain of its ion trap systems, infringe U.S. patent number 4,963,736 entitled "Mass Spectrometer and Method and Improved Ion Transmission." The plaintiffs seek damages, including treble damages for alleged willful infringement, attorneys' fees, prejudgment interest and injunctive relief. An unfavorable outcome could have a material adverse impact on the company's financial position, results of operations and cash flows.

On December 8, 2004 and February 23, 2005, the company asserted in two lawsuits in the same Delaware court, that one or more of the plaintiffs in the above action infringe two patents of the company (U.S. patent number 5,385,654 entitled "Controlled Temperature Anion Separation by Capillary Electrophoresis" and U.S. patent number 6,528,784 entitled "Mass Spectrometer System Including a Double Ion Guide Interface and Method of Operation"). The lawsuits brought by the company seek relief similar to that being sought by the plaintiffs.

Our business involves a risk of product liability and other claims in the ordinary course of business. We are a party to various lawsuits and legal proceedings, including consolidated multi-party product liability actions for products we may have distributed or manufactured. These matters have arisen in the ordinary course and conduct of our business, as well as through acquisitions. We believe that some of the costs incurred in defending and ultimately disposing of many of these claims for personal injury and other matters may be covered in part by insurance policies maintained by certain insurance carriers or subject to indemnification by our suppliers or purchasers. Management, after review and consideration with counsel, considers that any ultimate liability with respect to these matters should not have a material adverse effect on our results of operations, financial position or cash flows. While liabilities arising from potential future claims could become material, we currently believe, on the basis of our claims history and related factors, that such potential future claims are not likely to have a material impact on our business, financial condition and results of operations. Actual costs incurred will depend on the solvency of our insurance carriers, the degree of coverage with respect to any particular claim, our success in litigating these claims and the solvency of third parties who may be jointly and severally liable. See "Item 1 — Business — Environmental Matters," for legal proceedings involving certain environmental matters.

We are subject to the jurisdiction of various regulatory agencies including, among others, the U.S. Food and Drug Administration and the Agency for International Development. Various governmental agencies conduct investigations from time to time to examine matters relating to our operations. Some operations involve and have involved the handling, manufacture, use or sale of substances that are classified as toxic or hazardous substances within the meaning of applicable environmental laws. Consequently, some risk of environmental and other damage is inherent in particular operations and products as it is with other companies engaged in similar businesses, and we cannot assure that material damage will not occur or be discovered or that the damage will not be determined to be material in the future.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, whether through the solicitation of proxies or otherwise, during our 2007 fourth fiscal quarter.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol TMO. The following table sets forth the high and low sale prices of the company's common stock for 2007 and 2006, as reported in the consolidated transaction reporting system.

	2007		2006	
	High	Low	High	Low
First Quarter	$49.90	$43.60	$37.50	$29.95
Second Quarter	55.25	46.10	41.85	33.85
Third Quarter	58.75	48.71	40.54	34.50
Fourth Quarter	62.02	56.07	46.34	38.57

Holders of Common Stock

As of February 1, 2008, the company had 8,149 holders of record of its common stock. This does not include holdings in street or nominee names.

Dividend Policy

The company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future. Payment of dividends is at the discretion of the company's Board of Directors and will depend upon, among other factors, the company's earnings, capital requirements and financial condition.

Issuer Purchases of Equity Securities

A summary of the share repurchase activity for the company's fourth quarter of 2007 follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plans or Programs (1) (in millions)
September 30 – November 3	841,200	$ 56.79	841,200	$ 412.0
November 4 – December 2	4,542,800	56.85	4,542,800	153.7
December 3 – December 31	906,692	56.92	906,692	102.0
Total Fourth Quarter	6,290,692	$ 56.85	6,290,692	$ 102.0

(1) In February 2007, the company announced a repurchase program authorizing the purchase of up to $300 million of the company's common stock in the open market or in negotiated transactions. On August 9, 2007, the company increased the existing authorization for the purchase of up to an additional $700 million of the company's common stock in the open market or in negotiated transactions, which expires August 8, 2008. All of the shares of common stock repurchased by the company during the fourth quarter of 2007 were purchased under this program.

Item 6. Selected Financial Data

(In millions except per share amounts)	2007 (a)	2006 (b)	2005 (c)	2004 (d)	2003 (e)
Statement of Income Data					
Revenues	$ 9,746.4	$ 3,791.6	$ 2,633.0	$ 2,206.0	$ 1,899.4
Operating Income	974.4	242.0	263.5	237.5	187.4
Income from Continuing Operations	779.6	166.3	198.3	218.4	175.2
Net Income	761.1	168.9	223.2	361.8	200.0
Earnings per Share from Continuing Operations:					
Basic	1.85	.85	1.23	1.34	1.08
Diluted	1.76	.82	1.21	1.31	1.05
Earnings per Share:					
Basic	1.81	.86	1.38	2.22	1.23
Diluted	1.72	.84	1.36	2.17	1.20
Balance Sheet Data					
Working Capital	$ 1,763.7	$ 1,507.2	$ 562.2	$ 890.9	$ 710.5
Total Assets	21,207.4	21,262.2	4,251.6	3,576.7	3,389.3
Long-term Obligations	2,045.9	2,180.7	468.6	226.1	229.5
Shareholders' Equity	14,488.3	13,911.8	2,793.3	2,665.6	2,381.7

The caption "restructuring and other costs" in the notes below includes amounts charged to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition.

(a) Reflects a $91.4 million pre-tax charge for restructuring and other costs; an after-tax loss of $18.5 million related to the company's discontinued operations; and the repurchase of $898.0 million of the company's common stock.
(b) Reflects completion of the merger with Fisher on November 9, 2006, including issuance of common stock. Also reflects a $123.3 million pre-tax charge for restructuring and other costs; a charge of $36.7 million for acceleration of vesting of stock-based compensation as a result of the Fisher merger; and after-tax income of $2.6 million related to the company's discontinued operations.
(c) Reflects a $30.3 million pre-tax charge for restructuring and other costs; $27.6 million of pre-tax net gains from the sale of shares of Thoratec Corporation and Newport Corporation; and after-tax income of $24.9 million related to the company's discontinued operations. Also reflects use of cash and debt for acquisitions, principally the Kendro Laboratory Products division of SPX Corporation.
(d) Reflects a $19.2 million pre-tax charge for restructuring and other costs; $9.6 million of pre-tax gains from the sale of shares of Thoratec; $33.8 million of tax benefits recorded on completion of tax audits; after-tax income of $143.5 million related to the company's discontinued operations; and the repurchase of $231.5 million of the company's common stock.
(e) Reflects a $45.3 million pre-tax charge for restructuring and other costs; $16.3 million of pre-tax gains from the sale of shares of Thoratec; $13.7 million of pre-tax gains from the sale of shares of FLIR Systems, Inc. and after-tax income of $24.8 million related to the company's discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Thermo Electron Corporation and Fisher Scientific International Inc. completed a merger of the two companies on November 9, 2006 in a tax-free, stock-for-stock exchange. The Fisher businesses are a leading provider of products and services to the scientific research community and clinical laboratories. The Fisher businesses provide a suite of products and services to customers worldwide from biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies. Fisher had revenues of $5.4 billion in 2005. Fisher's results are included in the accompanying financial statements from November 9, 2006. Following the merger, the company was renamed Thermo Fisher Scientific Inc. To assist in year over year comparisons, certain information in the following discussion of the company's results of operations has been presented on a pro forma basis, as if the two companies had been combined from the beginning of 2006.

Overview of Results of Operations and Liquidity

The company develops, manufactures and sells a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own core technologies and by making strategic acquisitions of complementary businesses. Following the merger with Fisher, the company's continuing operations fall into two principal business segments: Analytical Technologies and Laboratory Products and Services. Revenues in the fourth quarter are historically stronger than in other quarters due to capital spending patterns of industrial, pharmaceutical and government customers.

(Dollars in millions)	2007		2006	
Revenues:				
Analytical Technologies	$4,256.0	43.7%	$2,425.8	64.0%
Laboratory Products and Services	5,842.2	59.9%	1,406.6	37.1%
Eliminations	(351.8)	(3.6)%	(40.8)	(1.1)%
	$9,746.4	100%	$3,791.6	100%

Sales in 2007 were $9.75 billion, an increase of $5.95 billion from 2006. Sales increased principally due to the merger with Fisher as well as other acquisitions and, to a lesser extent, increased demand and the favorable effect of currency translation. If the merger with Fisher had occurred on January 1, 2006, revenues would have increased $876 million (10%), over pro forma 2006 revenues. Aside from the effects of acquisitions and divestitures made by both companies and currency translation (discussed in total and by segment below), revenues increased over pro forma 2006 revenues by $507 million due to higher revenues at existing businesses as a result of increased demand, discussed below, and, to a lesser extent, price increases.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2007 and 2006. In addition to the merger with Fisher, the principal acquisitions included La-Pha-Pack, a manufacturer and provider of chromatography consumables and related accessories in December 2007; Priority Solutions International, a third-party provider to the pharmaceutical and healthcare industries in October 2007; NanoDrop Technologies, Inc., a supplier of UV-Vis spectrophotometry and fluorescence scientific instruments in October 2007; Qualigens Fine Chemicals, a chemical manufacturer and supplier in September 2007 and Cohesive Technologies Inc., a provider of advanced sample extraction and liquid chromatography products in December 2006.

In 2007, the company's operating income and operating income margin were $974 million and 10.0%, respectively, compared with $242 million and 6.4%, respectively, in 2006. (Operating income margin is operating income divided by revenues.) The increase in operating income was due to the Fisher merger and, to a lesser extent, higher profitability at existing businesses resulting from incremental revenues, price increases and productivity improvements and $125 million of pre-tax charges in 2006 associated with the Fisher merger, described below. These increases were offset in part by $400 million of higher amortization expense as a result of acquisition-related intangible assets from the Fisher merger and other acquisitions.

The company's effective tax rate was 11.5% and 20.6% in 2007 and 2006, respectively. The tax provision in 2007 was favorably affected by a one-time benefit of enacted reductions in tax rates in the United Kingdom, Denmark, Canada and Germany on the company's deferred tax balances. This benefit totaled $32 million. In addition to the impact of this item, the decrease in the effective tax rate in 2007, compared with 2006, was primarily due to geographic changes in profits, in particular lower income in the United States due to charges and amortization associated with the Fisher merger, together with the impact of an increased U.S. tax credit for foreign taxes, an enhanced tax credit for qualifying U.S. research costs and growth in lower tax regions such as Asia.

Income from continuing operations increased to $780 million in 2007 from $166 million in 2006, primarily due to the items discussed above that increased operating income in 2007 and the one-time tax benefit discussed above, offset in part by higher interest expense, primarily associated with debt assumed in the Fisher merger.

During 2007, the company's cash flow from operations totaled $1.48 billion, compared with $406 million for 2006. The increase resulted from cash flow from the Fisher businesses and, to a lesser extent, improved cash flow at existing businesses. Cash flow from operations in 2007 and 2006 were net of $78 million and $157 million, respectively, in merger-related operating cash outflows, including severance and retirement benefits as well as transaction costs incurred by Fisher that were paid subsequent to November 9, 2006.

As of December 31, 2007, the company's outstanding debt totaled $2.20 billion, of which 93% is due in 2010 and thereafter. The company expects that its existing cash and short-term investments of $639 million as of December 31, 2007, and the company's future cash flow from operations together with available unsecured borrowing capacity of up to $955 million under its existing 5-year revolving credit agreement are sufficient to meet the working capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies and Estimates

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On an on-going basis, the company evaluates its estimates, including those related to equity investments, bad debts, sales returns, inventories, business combinations, intangible assets, warranty obligations, income taxes, pension costs, contingencies and litigation, stock-based compensation, restructuring and sale of businesses. The company bases its estimates on historical experience, current market and economic conditions and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) *Accounts Receivable*

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $49 million at December 31, 2007. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) *Inventories*

The company writes down its inventories for estimated obsolescence for differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand and any other information that is relevant to the judgment. If ultimate usage or demand varies significantly from expected usage or demand, additional writedowns may be required.

(c) *Intangible Assets and Goodwill*

The company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the company's acquisitions is assigned to intangible assets that require that use of significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Amortizable intangible assets totaled $5.83 billion at December 31, 2007. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset.

The company evaluates goodwill and indefinite-lived intangible assets for impairment annually and when events occur or circumstances change that may reduce the value of the asset below its carrying amount using forecasts of discounted future cash flows. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and indefinite-lived intangible assets totaled $8.71 billion and $1.33 billion, respectively, at December 31, 2007. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill and indefinite-lived intangible assets for impairment. Should the fair value of the company's goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

(d) *Other Long-Lived Assets*

The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $1.67 billion at December 31, 2007, including $1.27 billion of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

(e) *Revenues*

In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.

In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

The company records reductions to revenue for estimated product returns by customers. Should a greater or lesser number of products be returned, additional adjustments to revenue may be required.

(f) *Warranty Obligations*

At the time the company recognizes revenue, it provides for the estimated cost of product warranties based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $51 million at December 31, 2007. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(g) *Income Taxes*

In the ordinary course of business there is inherent uncertainty in quantifying the company's income tax positions. The company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized.

The company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company's net income.

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance with an offset generally to goodwill as most of the tax attributes arose from acquisitions. The company's tax valuation allowance totaled $197 million at December 31, 2007. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Accrued income taxes totaled $64 million at December 31, 2007. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision or goodwill would result.

(h) *Contingencies and Litigation*

The company records accruals for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and or external legal counsel and actuarial estimates. Reserves of Fisher as of the merger date, including environmental reserves, were initially recorded at their fair value and as such were discounted to their net present value. Additionally, we record receivables from third-party insurers when recovery has been determined to be probable.

(i) *Pension and Other Retiree Benefits*

Several of the company's U.S. and non-U.S. subsidiaries sponsor defined benefit pension and other retiree benefit plans. The cost and obligations of these arrangements are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third-party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for the company's pension and other postretirement benefit plans totaled $19 million in 2007 and the company's unfunded benefit obligation totaled $170 million at year-end 2007. Should any of these assumptions change, they would have an effect on net periodic pension costs and the unfunded benefit obligation. For example, a 10% decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $2 million and an increase in the benefit obligation of approximately $97 million.

(j) *Stock-based Compensation*

The fair value of each stock option granted by the company is estimated using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the company's stock. The expected lives of grants through 2007 were estimated using the simplified method for "plain vanilla" options as permitted by SAB 107. Thereafter, historical data on exercise patterns will become the basis for determining the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. The company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to compensation expense may be required.

(k) *Restructuring Costs*

The company records restructuring charges for the cost of vacating facilities based on future lease obligations and expected sub-rental income. The company's accrued restructuring costs for abandoned facilities in continuing operations totaled $5 million at December 31, 2007. Should actual cash flows associated with sub-rental income from vacated facilities vary from estimated amounts, adjustments may be required.

(l) *Assets Held for Sale*

The company estimates the expected proceeds from any assets held for sale and, when necessary, records losses to reduce the carrying value of these assets to estimated realizable value. Should the actual or estimated proceeds, which would include post-closing purchase price adjustments, vary from current estimates, results could differ from expected amounts.

Results of Operations

2007 Compared With 2006

Continuing Operations

Sales in 2007 were $9.75 billion, an increase of $5.95 billion from 2006. Sales increased principally due to the merger with Fisher as well as other acquisitions and, to a lesser extent, increased demand and the favorable effect of currency translation. If the merger with Fisher had occurred on January 1, 2006, revenues would have increased $876 million (10%) over pro forma 2006 revenues, including increases of a) $128 million due to acquisitions made by the combined companies, net of divestitures, b) $241 million due to the favorable effect of currency translation and c) $507 million due to higher revenues at existing businesses as a result of increased demand and, to a lesser extent, price increases. Growth was particularly strong in Asia and, to a lesser extent, North America and more moderate in Europe.

In 2007, operating income and operating income margin were $974 million and 10.0%, respectively, compared with $242 million and 6.4%, respectively, in 2006. The increase in operating income was due to the inclusion of the Fisher businesses for a full year in 2007, $125 million of pre-tax charges associated with the Fisher merger incurred in 2006 and, to a lesser extent, higher profitability at existing businesses resulting from incremental revenues, price increases and productivity improvements. These increases were offset in part by $400 million of higher amortization expense as a result of acquisition-related intangible assets from the Fisher merger and other acquisitions.

Restructuring and other costs were recorded during 2007 and 2006. Restructuring costs in 2007 primarily include merger-related exit costs at existing businesses. The cost of actions at Fisher businesses has been charged to the cost of the acquisition, while the cost of actions at existing businesses being integrated with Fisher is charged to restructuring expense. In 2007, the company recorded restructuring and other costs, net, of $91 million, including $49 million of charges to cost of revenues, substantially all related to the sale of inventories revalued at the date of acquisition (principally Fisher). The company incurred $40 million of cash costs, primarily for severance, abandoned facilities and relocation expenses at businesses that have been consolidated. The company also recorded $2 million of loss on sale of a small business unit (Note 15). In 2006, the company recorded restructuring and other costs, net, of $123 million, including $78 million of charges to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition (principally Fisher) and $30 million of cash costs, primarily for severance, abandoned facilities and relocation expenses at businesses that have been consolidated. In addition, the company recorded a charge of $15 million for in-process research and development at Fisher on the merger date. The company has substantially finalized its plan for restructuring actions at Fisher or within existing businesses with which Fisher is being integrated. Such actions have included rationalization of product lines, consolidation of facilities and reductions in staffing levels.

In October 2007, the company decided to undertake closure of a Laboratory Products and Services segment manufacturing facility in France. The operations of the factory will be consolidated with those of existing factories in a phased plan through mid-2009. The company recorded $11 million of charges associated with this action in 2007. The company estimates additional future charges for retention, real estate abandonment, moving costs and accelerated depreciation on assets to be abandoned as a result of this action will total $7 to $9 million, including cash costs of $6 to $8 million, which will be recorded between the first quarter of 2008 and mid-2009, when the facility ceases remaining operations. Also, the company has identified other actions totaling $4 million that will be undertaken in 2008. The restructuring actions initiated in 2007 resulted in annual cost savings beginning in the second half of 2007 and early 2008 of approximately $11 million, principally in the Analytical Technologies segment.

Segment Results

(Dollars in millions)	2007	2006	Change
Revenues:			
Analytical Technologies	$4,256.0	$2,425.8	75%
Laboratory Products and Services	5,842.2	1,406.6	315%
Eliminations	(351.8)	(40.8)	
Consolidated Revenues	$9,746.4	$3,791.6	157%
Operating Income:			
Analytical Technologies	$ 843.1	$ 383.7	120%
Laboratory Products and Services	793.8	189.2	320%
Subtotal Reportable Segments	1,636.9	572.9	186%
Cost of Revenues Charges	(49.2)	(77.7)	
Restructuring and Other Costs, Net	(42.2)	(45.7)	
Amortization of Acquisition-related Intangible Assets	(571.1)	(170.8)	
Stock-based Compensation Acceleration Charge	—	(36.7)	
Consolidated Operating Income	$ 974.4	$ 242.0	303%

The company's management evaluates segment operating performance using operating income before certain charges to cost of revenues, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; amortization of acquisition-related intangible assets; and charges for the acceleration of stock-based compensation following the merger with Fisher. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation (Note 3).

Analytical Technologies

(Dollars in millions)	2007	2006	Change
Revenues	$4,256.0	$2,425.8	75%
Operating Income Margin	19.8%	15.8%	4.0 pts.

Sales in the Analytical Technologies segment increased $1.83 billion to $4.26 billion in 2007 primarily due to the merger with Fisher and other acquisitions and, to a lesser extent, increased revenues at existing businesses and favorable currency translation. Had the Fisher merger occurred on January 1, 2006, revenues would have increased $514 million (14%) over pro forma 2006 revenues, including increases of a) $99 million due to acquisitions made by the combined companies, net of divestitures, b) $136 million due to the favorable effect of currency translation and c) $279 million due to increased revenue at existing businesses as a result of increased demand and, to a lesser extent, higher prices. The increase in demand was from life science and industrial customers due in part to strong market response to new products. Growth was particularly strong in sales of mass spectrometry and spectroscopy instruments as well as environmental monitoring equipment and, to a lesser extent, process instruments and diagnostic tools.

Operating income margin was 19.8% in 2007 and 15.8% in 2006. The increase resulted from profit on incremental revenues and, to a lesser extent, price increases and productivity improvements, including cost-reduction measures following restructuring actions. Had the merger with Fisher occurred on January 1, 2006, operating income margin would have been 17.2% in 2006.

Laboratory Products and Services

(Dollars in millions)	2007	2006	Change
Revenues	$5,842.2	$1,406.6	315%
Operating Income Margin	13.6%	13.5%	0.1 pts.

Sales in the Laboratory Products and Services segment increased $4.44 billion to $5.84 billion in 2007, primarily due to the merger with Fisher and other acquisitions. Had the Fisher merger occurred on January 1, 2006, revenues would have increased $405 million (7%) over pro forma 2006 revenues, including increases of a) $30 million due to acquisitions made by the combined companies, net of divestitures, b) $106 million due to the favorable effect of currency translation and c) $269 million due to increased revenue at existing businesses as a result of increased demand and, to a lesser extent, higher prices. Sales made through the segment's research market channel, which includes the Fisher catalog, and revenues from the company's biopharma outsourcing offerings were strong.

Operating income margin increased to 13.6% in 2007 from 13.5% in 2006, primarily due to the price increases and productivity improvements, including restructuring actions, offset in part by inclusion of Fisher revenues, which have a slightly lower operating margin than the company's legacy laboratory equipment business. Had the merger with Fisher occurred on January 1, 2006, operating income margin would have been 12.2% in 2006.

Other Expense, Net

The company reported other expense, net, of $93 million and $33 million in 2007 and 2006, respectively (Note 4). Other expense, net, includes interest income, interest expense, gain on investments, net, equity in earnings of unconsolidated subsidiaries and other items, net. Interest income increased to $47 million in 2007 from $16 million in the same period of 2006, primarily due to higher invested cash balances from operating cash flow and, to a lesser extent, increased market interest rates. Interest expense increased to $140 million in 2007 from $52 million in 2006, primarily as a result of debt assumed in the merger with Fisher. In August 2007, the FASB issued proposed guidance on accounting for convertible debt instruments that, if enacted, would increase the company's reported interest expense in a manner that reflects interest rates of similar non-convertible debt. The change would not affect the company's cash interest payments. There can be no assurance at this time, however, as to the content of any final FASB rules on this topic.

Provision for Income Taxes

The company's effective tax rate was 11.5% and 20.6% in 2007 and 2006, respectively. The tax provision in 2007 was favorably affected by a one-time benefit of $32 million, discussed below. In addition to the impact of this item, the decrease in the effective tax rate in 2007 compared with 2006 was primarily due to geographic changes in profits, in particular lower income in the United States due to charges and amortization associated with the Fisher merger, together with the impact of an increased U.S. tax credit for foreign taxes, an enhanced tax credit for qualifying U.S. research costs, growth in lower tax regions such as Asia and, to a lesser extent, a tax gain in excess of the related book gain on the sale of a product line in 2006.

In 2007, the United Kingdom enacted new tax legislation that will become effective on April 1, 2008, lowering its corporate tax rate. Denmark, Canada and Germany also enacted new tax legislation, with various effective dates, that will reduce the corporate tax rate. As a result of these changes in tax rates, the deferred tax balances of all the company's entities in these countries have been adjusted to reflect the new tax rates in 2007.

Contingent Liabilities

At year-end 2007, the company was contingently liable with respect to certain legal proceedings and related matters. See "Litigation and Related Contingencies" in Note 11. An unfavorable outcome in one or more of the matters described therein could materially affect the company's financial position as well as its results of operations and cash flows.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements. This statement does not require any new fair value measurements. SFAS No. 157 is effective for the company's monetary assets and liabilities in 2008 and for other assets and liabilities in 2009. The company does not expect a material effect on its monetary assets and liabilities from adopting SFAS No. 157 and is currently evaluating the potential impact on its nonmonetary assets and liabilities of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The fair value measurement election is irrevocable once made and subsequent changes in fair value must be recorded in earnings. The effect of adoption will be reported as a cumulative-effect adjustment to beginning retained earnings. SFAS No. 159 is effective for the company beginning January 1, 2008. The company does not expect a material effect from adoption of this standard.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R, among other aspects, requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose certain information to enable users to understand the nature and financial effect of the business combination. The statement requires that cash outflows such as transaction costs and post-acquisition restructuring be charged to expense instead of capitalized as a cost of the acquisition. Contingent purchase price will be recorded at its initial fair value and then re-measured as time passes through adjustments to net income. SFAS No. 141R is effective for the company in 2009. The company is currently evaluating the impact of adoption.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 will change the accounting for minority interests, which will be reclassified as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for the company in 2009. The company does not expect a material effect from adoption of this standard.

Discontinued Operations

Subsequent to the 2006 acquisition of GV Instruments Limited (GVI), the UK Office of Fair Trading (OFT) commenced an investigation of the transaction to determine whether it qualified for consideration under the UK Enterprise Act. On December 15, 2006, the OFT referred the transaction to the UK Competition Commission for further investigation under the Enterprise Act to determine whether the transaction had resulted in, or may be expected to result in, a substantial lessening of competition within any market in the UK for goods or services, particularly gas isotope ratio mass spectrometers (Gas IRMS), thermal ionization mass spectrometers (TIMS) and multicollector inductively coupled plasma mass spectrometers. The Competition Commission published its final report on May 30, 2007, concluding that the company's acquisition of GVI would lead to a substantial lessening of competition in the UK in the markets for Gas IRMS and TIMS products. The Competition Commission has further concluded that a divestiture remedy was appropriate and has therefore required the company to divest of either GVI as a whole, or its Gas IRMS and TIMS assets (which together comprise the majority of the business), to purchasers approved by the Competition Commission. As a result of this divestiture requirement the company recorded after-tax impairment charges in 2007 totaling $29 million. The loss primarily represents non-cash charges to reduce the carrying value of the business to estimated disposal value. Due to the immateriality of the operating results of this business relative to consolidated results, the company has not reclassified the historical results and accounts of this business to discontinued operations. In February 2008, the company completed the sale of GVI's two principal product lines that required divestiture.

Aside from the impairment loss related to the divestiture of GVI, the company had after-tax gains of $10 million in 2007 from discontinued operations, primarily from the receipt of additional proceeds from the sale of a business in 2000 and a revision to the company's estimate of loss from litigation related to a divested business.

The company had after-tax gains of $2 million in 2006 from the disposal of discontinued operations. The gains represent additional proceeds from the sale of several businesses prior to 2004, net of a charge for the settlement of an indemnification claim that arose from a divested business.

2006 Compared With 2005

Continuing Operations

Sales in 2006 were $3.79 billion, an increase of $1.16 billion (44%) from 2005. Sales increased $978 million due to acquisitions (principally Fisher), net of divestitures. The favorable effects of currency translation resulted in an increase in revenues of $18 million in 2006. Aside from the effect of acquisitions, net of divestitures, and currency translation, revenues increased $163 million (6%) primarily due to increased demand and, to a lesser extent, price increases, as described by segment below. Growth was strong in Asia and Europe and moderate in North America.

In 2006, operating income and operating income margin were $242 million and 6.4%, respectively, compared with $263 million and 10.0%, respectively, in 2005. The decrease in operating income and operating income margin was due to $125 million of pre-tax charges associated with the Fisher merger and $93 million of higher amortization expense, principally due to the Fisher merger. The $125 million of charges includes $73 million of charges to cost of revenues for the sale of inventories revalued at the date of the merger, $37 million of accelerated stock-based compensation due to a change in control occurring at the merger date and $15 million of in-process research and development at Fisher on the date of the merger. The unfavorable effect of these items was offset in part by the inclusion of Fisher's results from November 9, 2006, through the end of the year and higher profitability at existing businesses due to increased revenue, productivity improvements, including lower costs following restructuring actions and, to a lesser extent, price increases.

In 2006, the company recorded restructuring and other costs, net, of $123 million, including $78 million of charges to cost of revenues consisting of $75 million for the sale of inventories revalued at the date of acquisition (principally Fisher) and $3 million for accelerated depreciation on fixed assets being abandoned due to facility consolidations. The company incurred $30 million of cash costs, primarily for severance, abandoned facilities and relocation expenses at businesses that have been consolidated. As discussed above, the company recorded a charge of $15 million for in-process research and development at Fisher on the merger date. In 2005, the company recorded restructuring and other costs, net, of $30 million, including charges to cost of revenues of $13 million, primarily for the sale of inventories revalued at the date of acquisition. The company incurred $23 million of cash costs, primarily for severance, abandoned facilities and relocation expenses in connection with the integration of Kendro with existing businesses. In addition, the company recorded a gain of $8 million, primarily from the sale of six abandoned buildings and a charge of $2 million, principally for the writedown of a building held for sale.

Segment Results

(Dollars in millions)	2006	2005	Change
Revenues:			
Analytical Technologies	$2,425.8	$2,006.7	21%
Laboratory Products and Services	1,406.6	626.3	125%
Eliminations	(40.8)	—	
Consolidated Revenues	$3,791.6	$2,633.0	44%
Operating Income:			
Analytical Technologies	$ 383.7	$ 284.7	35%
Laboratory Products and Services	189.2	86.6	119%
Other	—	0.1	
Subtotal Reportable Segments	572.9	371.4	54%
Cost of Revenues Charges	(77.7)	(13.4)	
Restructuring and Other Costs, Net	(45.7)	(16.9)	
Amortization of Acquisition-related Intangible Assets	(170.8)	(77.6)	
Stock-based Compensation Acceleration Charge	(36.7)	—	
Consolidated Operating Income	$ 242.0	$ 263.5	(8)%

Analytical Technologies

(Dollars in millions)	2006	2005	Change
Revenues	$2,425.8	$2,006.7	21%
Operating Income Margin	15.8%	14.2%	1.6 pts.

Sales in the Analytical Technologies segment increased $419 million to $2.43 billion in 2006. Sales increased $249 million due to the Fisher merger and other acquisitions, net of divestitures. The favorable effects of currency translation resulted in an increase in revenues of $10 million in 2006. In addition to the changes in revenue resulting from acquisitions, divestitures and currency translation, revenues increased $160 million (8%) due to higher broad-based demand from life science and industrial customers combined with strong market response to new products and, to a lesser extent, price increases. Growth was particularly strong in sales of mass spectrometry and spectroscopy instruments and, to a lesser extent, anatomical pathology products and equipment sold in commodity markets such as steel, petroleum and cement.

Operating income margin was 15.8% in 2006 and 14.2% in 2005. The increase resulted from profit on incremental revenues and, to a lesser extent, price increases and productivity improvements, including cost-reduction measures following restructuring actions. Had stock option compensation been recorded as expense in 2005, the operating income margin in 2005 would have been 13.4%.

Laboratory Products and Services

(Dollars in millions)	2006	2005	Change
Revenues	$1,406.6	$ 626.3	125%
Operating Income Margin	13.5%	13.8%	(0.3) pts.

Sales in the Laboratory Products and Services segment increased $780 million to $1.41 billion in 2006. Sales increased $769 million due to the Fisher merger and other acquisitions, net of divestitures. The favorable effects of currency translation resulted in an increase in revenues of $8 million in 2006. In addition to the changes in revenue resulting from acquisitions, divestitures and currency translation, revenues increased $3 million due to an increase in demand for laboratory equipment.

Operating income margin decreased to 13.5% in 2006 from 13.8% in 2005, primarily due to the inclusion of stock option compensation in 2006 following adoption of SFAS No. 123R, offset in part by price increases and productivity improvements, including restructuring actions. Had stock option compensation been recorded as expense in 2005, the operating income margin in 2005 would have been 13.1%.

Other Income (Expense), Net

The company reported other expense, net, of $33 million in 2006 and other income, net, of $22 million in 2005 (Note 4). Interest income increased to $16 million in 2006 from $12 million in 2005, primarily due to higher invested cash balances from operating cash flow and, to a lesser extent, increased market interest rates, offset in part by cash used to fund acquisitions. Interest expense increased to $52 million in 2006 from $27 million in 2005, as a result of debt assumed in the merger with Fisher and, to a lesser extent, a full year of debt used to partially fund the Kendro acquisition and higher rates associated with the company's variable-rate debt.

During 2006 and 2005, the company had gains on investments, net, of $1 million and $35 million, respectively. The gains included $29 million in 2005 from the sale of shares of Thoratec Corporation and a loss of $1 million in 2005 from the sale of shares of Newport Corporation, in addition to other gains from the company's investment portfolio activity. The company obtained common shares of Thoratec as part of the sale of Thermo Cardiosystems Inc. in 2001 and obtained the shares of Newport as part of the sale of Spectra-Physics in 2004. Following the sale of shares in 2005, the company no longer owns shares of Thoratec or Newport. Other income in 2006 and 2005 also includes net currency transaction gains and equity in earnings of unconsolidated subsidiaries.

Provision for Income Taxes

The company's effective tax rate was 20.6% and 30.6% in 2006 and 2005, respectively. The decrease in the effective tax rate in 2006, compared with 2005, was primarily due to geographic changes in profits, in particular lower income in the United States due to charges associated with the Fisher merger, partially offset by non-deductible merger related costs. The provision for income taxes in 2005 includes $4 million for the estimated effect of a tax audit of prior years in a non-U.S. country. The effect of this charge increased the effective tax rate in 2005 by 1.5 percentage points.

Discontinued Operations

The company's discontinued operations reported after-tax income of $0.5 million in 2006, representing the results of two small Fisher businesses held for sale.

The company had after-tax gains of $2 million in 2006 and $25 million in 2005 from the disposal of discontinued operations. The 2006 gains represent additional proceeds from the sale of several businesses prior to 2004, net of a charge for the settlement of an indemnification claim that arose from a divested business.

An after-tax gain of $17 million arose from the September 2005 sale of the company's point of care and rapid diagnostics business for $53 million in cash. Revenues and pre-tax loss of the divested business totaled $30 million and $1 million, respectively, in 2004 and revenues and pre-tax income totaled $27 million and $1 million, respectively, in 2005 through the date of sale. Due to the immateriality of the operating results of this business relative to consolidated results, the company has not reclassified the historical results and accounts of this business to discontinued operations. In addition to the sale of this business, the company had after-tax gains aggregating $8 million in 2005 representing additional proceeds from the sale of businesses divested prior to 2004, including the sale of abandoned real estate and post-closing adjustments, and the settlement of litigation and an arbitration award related to divested businesses.

Liquidity and Capital Resources

Consolidated working capital was $1.76 billion at December 31, 2007, compared with $1.51 billion at December 31, 2006. The increase was primarily due to a reduction in short-term borrowings. Included in working capital were cash, cash equivalents and short-term available-for-sale investments of $639 million at December 31, 2007, compared with $691 million at December 31, 2006.

2007

Cash provided by operating activities was $1.48 billion during 2007. Cash payments for income taxes, net of refunds, totaled $125 million in 2007. The company did not make significant U.S. estimated tax payments in 2007, primarily due to tax deductions for merger-related stock-based compensation and net operating loss carryforwards. The company expects to make tax payments of approximately $325 to $375 million in 2008. The company made $78 million of merger related payments in 2007, which reduced operating cash. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs and other expenses of real estate consolidation, used cash of $40 million during 2007.

In connection with restructuring actions undertaken by continuing operations, the company had accrued $19 million for restructuring costs at December 31, 2007. The company expects to pay approximately $14 million of this amount for severance, retention and other costs, primarily through 2009. The balance of $5 million will be paid for lease obligations over the remaining terms of the leases, with approximately 23% to be paid through 2008 and the remainder through 2013. In addition, at December 31, 2007, the company had accrued $10 million for acquisition expenses. Accrued acquisition expenses included $4 million of severance and relocation obligations, which the company expects to pay primarily during 2008. The remaining balance primarily represents abandoned-facility payments that will be paid over the remaining terms of the leases through 2010.

During 2007, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, were acquisitions and the purchase of property, plant and equipment. The company expended $497 million on acquisitions and $176 million for purchases of property, plant and equipment. The company collected a note receivable from Newport Corporation totaling $48 million and had proceeds from the sale of property, plant and equipment of $19 million, principally real estate. The company's discontinued operations provided cash of $31 million from investing activities, principally the sale of Genevac Limited.

The company's financing activities used $929 million of cash during 2007, principally for the repayment of $464 million of short-term debt and the repurchase of $898 million of the company's common stock, offset in part by proceeds of stock option exercises. The company had proceeds of $345 million from the exercise of employee stock options and $97 million of tax benefits from the exercise of stock options. In February 2007, the Board of Directors authorized the repurchase of up to $300 million of the company's common stock through February 28, 2008. On August 9, 2007, the Board of Directors authorized the repurchase of an additional $700 million of the company's common stock through August 8, 2008. At December 31, 2007, $102 million was available for future repurchases of the company's common stock under the August 8, 2008 Board authorization.

The company has no material commitments for purchases of property, plant and equipment and expects that for all of 2008, such expenditures will approximate $230 to $250 million.

The company believes that its existing resources, including cash and investments, future cash flow from operations and available borrowings under its existing revolving credit facilities, are sufficient to meet the working capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

2006

Cash provided by operating activities was $406 million during 2006, including $407 million provided by continuing operations. A reduction in current liabilities used cash of $80 million, primarily as a result of merger-related payments made following completion of the transaction totaling $157 million, including executive severance and retirement benefits, and transaction costs incurred by Fisher, offset in part by an increase in other accrued expenses. Cash of $32 million was provided by collections on accounts receivable. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs and other expenses of real estate consolidation, used cash of $30 million during 2006.

During 2006, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, included acquisitions, the purchase of property, plant and equipment and the sale of product lines. Cash acquired in the merger with Fisher totaled $360 million, net of transaction costs. The company expended $132 million on acquisitions and $77 million for purchases of property, plant and equipment. The company partially liquidated assets totaling $40 million in a Fisher retirement trust to fund payments that were due to former Fisher executives following the merger. The company had proceeds from the sale of product lines of $9 million. Investing activities of the company's discontinued operations provided $5 million of cash during 2006, primarily additional proceeds from a business divested prior to 2004.

The company's financing activities used $260 million of cash during 2006, principally for the repurchase of $300 million of the company's common stock and the repayment of $335 million of debt, offset in part by short-term borrowing and proceeds of stock option exercises. The company increased short-term borrowings by $177 million in 2006. The company had proceeds of $180 million from the exercise of employee stock options and $17 million of tax benefits from the exercise of stock options.

2005

Cash provided by operating activities was $271 million during 2005, including $273 million provided by continuing operations and $2 million used by discontinued operations. Cash of $42 million was provided by an increase in other current liabilities, primarily accrued payroll and benefits due to the timing of payments, and deferred revenue, pending completion of obligations to customers. Income tax payments of approximately $13 million arose from taxes on gains on the sale of investments. The company contributed $11 million of funding to a U.K. pension plan in June 2005. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs and other expenses of real estate consolidation, used cash of $20 million in 2005.

During 2005, the primary investing activities of the company's continuing operations, excluding available-for-sale investment activities, included acquisitions and the purchase and sale of property, plant and equipment. The company expended $933 million, net of cash acquired, for the acquisitions of Niton, R&P, Kendro and Ionalytics (Note 2). The company expended $44 million for the purchases of property, plant and equipment and had proceeds from the sale of property, principally abandoned real estate, of $16 million. Investing activities of the company's discontinued operations provided $66 million of cash in 2005, primarily from the sale of its point of care and rapid diagnostics business in September 2005 and the sale of a building of a previously divested business in August 2005.

The company's financing activities provided $391 million of cash during 2005, principally from the issuance of $250 million senior notes due in 2015 and a net increase in short-term borrowings of $119 million. The company received net proceeds of $27 million from the exercise of employee stock options during 2005.

The company repaid in full $570 million of borrowings under its bridge loan with cash and proceeds of new debt issuances described below. In May 2005, the company issued $250 million aggregate principal amount of 5% senior notes (the Notes) due 2015, with an effective interest rate of 5.27% after including the impact of an interest rate swap arrangement. Under the Notes' Indenture, the company is subject to certain affirmative and negative covenants.

Also in May 2005, the company entered into an arrangement that provides the company an uncommitted line of credit of up to $250 million through a series of short-term money market loans funded on an ongoing basis in the secondary market. Such money market loans have maturity periods of overnight to 364 days and bear varying rates of interest based on the maturity date and market rate at the time of issuance. In May 2005, the company borrowed $250 million through three short-term loans under the money market arrangement with maturities of one week to three months. As of December 31, 2005, the company had repaid the borrowings under this arrangement.

In June 2005, the company entered into a five-year revolving credit facility with a bank group that provided up to 175 million euros. The facility carried interest at a Euribor rate plus 35 basis points. As of December 31, 2005, the company had outstanding borrowings under this facility of 105 million euros ($124 million) in two tranches with maturities in January 2006 and with a weighted average interest rate of 2.47%. The facility was terminated in 2006.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2005 - 2007 except for letters of credit, bank guarantees, surety bonds and other guarantees disclosed in the table below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds and other guarantees, $12 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold. The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the company's contractual obligations and other commercial commitments as of December 31, 2007.

	Payments Due by Period or Expiration of Commitment				
(In millions)	2008	2009 and 2010	2011 and 2012	2013 and Thereafter	Total
Contractual Obligations and Other Commercial Commitments:					
Debt principal, including short term debt (a)	$ 147.8	$ 2.5	$ 0.6	$2,036.3	$2,187.2
Interest (b)	103.1	189.4	188.9	609.9	1,091.3
Capital lease obligations	1.5	3.0	2.9	0.6	8.0
Operating lease obligations	91.3	135.0	82.8	83.1	392.2
Unconditional purchase obligations (c)	137.4	13.3	0.9	—	151.6
Letters of credit and bank guarantees	89.8	7.9	0.3	0.5	98.5
Surety bonds and other guarantees	19.2	2.0	8.5	—	29.7
Pension obligations on balance sheet	33.3	46.2	50.6	64.8	194.9
Asset retirement obligations	5.9	4.5	4.6	16.3	31.3
Other (d)	11.0	—	—	—	11.0
	$ 640.3	$ 403.8	$ 340.1	$2,811.5	$4,195.7

(a) Amounts represent the expected cash payments for debt and do not include any deferred issuance costs.
(b) For the purpose of this calculation, amounts assume interest rates on floating rate obligations remain unchanged from levels at December 31, 2007, throughout the life of the obligation.
(c) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.
(d) Obligation represents funding commitments pursuant to investments held by the company.

Reserves for unrecognized tax benefits of $79 million have not been included in the above table due to the inability to predict the timing of tax audit resolutions.

The company has no material commitments for purchases of property, plant and equipment but expects that for 2008, such expenditures for its existing business will approximate $230 to $250 million.

In disposing of assets or businesses, the company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste facilities, and unidentified tax liabilities and legal fees related to periods prior to the disposition. The company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, annual results of operations or cash flows.

The company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business – Environmental Matters for a discussion of these liabilities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risk from changes in interest rates, currency exchange rates and equity prices, which could affect its future results of operations and financial condition. The company manages its exposure to these risks through its regular operating and financing activities. Additionally, the company uses short-term forward contracts to manage certain exposures to currencies. The company enters into forward currency-exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The company does not engage in extensive currency hedging activities; however, the purpose of the company's currency hedging activities is to protect the company's local currency cash flows related to these commitments from fluctuations in currency exchange rates. The company's forward currency-exchange contracts principally hedge transactions denominated in euros, U.S. dollars, British pounds sterling, Canadian dollars and Australian dollars. Income and losses arising from forward contracts are recognized as offsets to losses and income resulting from the underlying exposure being hedged. The company does not enter into speculative currency agreements.

Interest Rates

Certain of the company's short-term available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in year-end 2007 and 2006 market interest rates would result in a net negative impact to the company of $181 million and $84 million, respectively, on the net fair value of its interest-sensitive financial instruments.

In addition, interest rate changes would result in a change in the company's interest expense due to variable-rate debt instruments. A 100-basis-point increase in 90-day LIBOR at December 31, 2007 and 2006, would increase the company's annual pre-tax interest expense by $4.7 million and $9 million, respectively.

Currency Exchange Rates

The company views its investment in international subsidiaries with a functional currency other than the company's reporting currency as permanent. The company's investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of the company's international subsidiaries are principally denominated in euros, British pounds sterling and Japanese yen. The effect of a change in currency exchange rates on the company's net investment in international subsidiaries is reflected in the "accumulated other comprehensive items" component of shareholders' equity. A 10% depreciation in year-end 2007 and 2006 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' equity of $297 million and $324 million, respectively.

The fair value of forward currency-exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that the company would pay or receive upon termination of the contract, taking into account the change in currency exchange rates. A 10% appreciation in year-end 2007 and 2006 currency exchange rates related to the company's contracts would result in an increase in the unrealized loss on forward currency-exchange contracts of $22 million and $7 million, respectively. The unrealized gains or losses on forward currency-exchange contracts resulting from changes in currency exchange rates are expected to approximately offset losses or gains on the exposures being hedged.

Certain of the company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in currency exchange rates. A 10% depreciation in the related year-end 2007 and 2006 currency exchange rates applied to such cash balances would result in a negative impact of $26 million and $5 million, respectively, on the company's net income.

Equity Prices

The company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the company's convertible obligations are sensitive to fluctuations in the price of the company's common stock. Changes in equity prices would result in changes in the fair value of the company's available-for-sale investments and convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in year-end 2007 and 2006 market equity prices would reduce the fair value of the company's convertible obligations by $184 million and $128 million, respectively.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report. See Item 15 "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on this evaluation, the company's chief executive officer and chief financial officer concluded that, as of December 31, 2007, the company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, reported and accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The company's management, including the company's chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's management conducted an assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2007 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the company's management concluded that, as of December 31, 2007, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2007, as stated in their report that appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2007, that have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to directors required by this Item will be contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year (2008 Definitive Proxy Statement) and is incorporated in this report by reference.

The information with respect to executive officers required by this Item is included in Item 1 of Part I of this report.

The information with respect to Section 16(a) beneficial ownership reporting compliance required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference.

The information with respect to audit committee financial expert and identification of the audit committee of the Board of Directors required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference. Copies of the audit committee charter, as well as the charters for the compensation committee and nominating and corporate governance committee, are available on our website at www.thermofisher.com. Paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

The company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is incorporated in our code of business conduct and ethics that applies to all of our officers, directors and employees. A copy of our code of business conduct and ethics is available on our website at www.thermofisher.com. We intend to satisfy the SEC's disclosure requirements regarding amendments to, or waivers of, the code of business conduct and ethics by posting such information on our website. A paper copy of our code of business conduct and ethics may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office.

In addition, the Board of Directors has adopted corporate governance guidelines of the company. A copy of the company's corporate governance guidelines are available on the company's website at www.thermofisher.com. Paper copies of the corporate governance guidelines may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office.

Item 11. Executive Compensation

The information required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our 2008 Definitive Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on page F-1 of this report):

Report of Independent Registered Public Accounting Firm
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Comprehensive Income and Shareholders' Equity
Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule (see Index on page F-1 of this report):

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

(b) Exhibits

See the Exhibit Index on page 57.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008	THERMO FISHER SCIENTIFIC INC.
	By: /s/ Marijn E. Dekkers Marijn E. Dekkers President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of February 29, 2008.

Signature	Title
By: /s/ Marijn E. Dekkers Marijn E. Dekkers	President, Chief Executive Officer and Director (Principal Executive Officer)
By: /s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director
By: /s/ Peter M. Wilver Peter M. Wilver	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Peter E. Hornstra Peter E. Hornstra	Vice President and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ Michael A. Bell Michael A. Bell	Director
By: /s/ Stephen P. Kaufman Stephen P. Kaufman	Director
By: /s/ Bruce L. Koepfgen Bruce L. Koepfgen	Director
By: /s/ Peter J. Manning Peter J. Manning	Director
By: /s/ Michael E. Porter Michael E. Porter	Director
By: /s/ Scott M. Sperling Scott M. Sperling	Director
By: /s/ Elaine S. Ullian Elaine S. Ullian	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and among Thermo Electron Corporation, Trumpet Merger Corporation and Fisher Scientific International Inc., dated as of May 7, 2006 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed May 11, 2006 [file No. 1-8002] and incorporated in this document by reference).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1. to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 [File No. 1-8002] and incorporated in this document by reference).
3.2	Amendment to Thermo Fisher Scientific Inc.'s Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [file No. 1-8002] and incorporated in this document by reference).
3.3	Bylaws of the Company, as amended and effective as of November 15, 2007.
	The Registrant agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission upon request, a copy of each instrument with respect to long-term debt of the Registrant or its consolidated subsidiaries.
4.1	Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed September 16, 2005 [File No. 1-8002] and incorporated in this document by reference).
4.2	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between Thermo Electron Corporation and American Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1.1 to the Registrant's Registration Statement on Form 8-A/A filed May 12, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.1	Revolving Credit Facility Letters from Barclays Bank PLC in favor of the Registrant and its subsidiaries (filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-8002] and incorporated in this document by reference).
10.2	Thermo Fisher Scientific Inc. Deferred Compensation Plan for Directors of the Registrant, as amended and restated on September 12, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 [File No. 1-8002] and incorporated in this document by reference).
10.3	Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.21 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.4	Thermo Electron Corporation 2003 Annual Incentive Award Plan, effective May 14, 2003 (filed as Appendix B to the Registrant's Definitive Proxy on Schedule 14A for the 2003 Annual Shareholders Meeting [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.5	Thermo Fisher Scientific Equity Incentive Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.6	Thermo Fisher Scientific 2001 Equity Incentive Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.7	Thermo Fisher Scientific Employees' Equity Incentive Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.8	Thermo Electron Corporation Deferred Compensation Plan, effective November 1, 2001 (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
	Each of the plans listed in Exhibits 10.9 to 10.16 originally provided for the grant of options to acquire the shares of the Registrant's formerly majority-owned subsidiaries. In connection with the reorganization of the Registrant commenced in 1999, all of the Registrant's formerly majority-owned subsidiaries were taken private and as a result, these plans were frozen and all of the options originally granted under the plans ultimately became options to purchase shares of Common Stock of the Registrant.
10.9	Amended and Restated Thermo Information Solutions Inc. Equity Incentive Plan (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference). (Thermo Information Solutions merged with Thermo Coleman Corporation on September 17, 1999, and Thermo Coleman merged with Thermo Electron on October 15, 1999.)
10.10	Equity Incentive Plan of Thermo Sentron Inc. (filed as Exhibit 10.7 to Thermo Sentron's Registration Statement on Form S-1 [Reg. No. 333-806] and incorporated in this document by reference). (Thermo Sentron merged with Thermedics Inc. on April 4, 2000, and Thermedics merged with Thermo Electron on June 30, 2000.)
10.11	Equity Incentive Plan of Thermedics Detection Inc. (filed as Exhibit 10.7 to Thermedics Detection's Registration Statement on Form S-1 [File No. 333-19199] and incorporated in this document by reference). (Thermedics Detection merged with Thermedics on April 12, 2000, and Thermedics merged with Thermo Electron on June 30, 2000.)
10.12	Amended and Restated Equity Incentive Plan of Metrika Systems Corporation (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Metrika for the quarter ended July 3, 1999 [File No. 1-13085] and incorporated in this document by reference). (Metrika merged with Thermo Instrument on May 3, 2000, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.13	Amended and Restated Equity Incentive Plan of Thermo Optek Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Thermo Optek for the quarter ended July 3, 1999 [File No. 1-11757] and incorporated in this document by reference). Thermo Optek merged with Thermo Instrument on May 11, 2000, and Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.14	Amended and Restated Equity Incentive Plan of Thermo Instrument Systems Inc. (filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Thermo Instrument for the quarter ended July 3, 1999 [File No. 1-9786] and incorporated in this document by reference). (Thermo Instrument merged with Thermo Electron on June 30, 2000.)
10.15	Amended and Restated Equity Incentive Plan of Trex Medical Corporation (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Trex Medical for the quarter ended July 3, 1999 [File No. 1-11827] and incorporated in this document by reference). (Trex Medical merged with Thermo Electron on November 29, 2000.)
10.16	2000 Spectra-Physics Lasers, Inc. Stock Incentive Plan (filed as Exhibit 10.1 to Spectra-Physics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 [File No. 000-23461] and incorporated in this document by reference). (Spectra-Physics merged with Thermo Electron on February 25, 2002.)
10.17	Description of Amendments to Certain Stock Option Plans made in February 2002 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).
10.18	Form of Amended and Restated Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).
10.19	Amended and Restated Employment Agreement between the Registrant and Marijn Dekkers (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated December 12, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.20	Executive Registry Program at the Massachusetts General Hospital (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference).
10.21	Form of Executive Change in Control Retention Agreement dated November 19, 2003, between the Registrant and its executive officers (other than Marijn Dekkers) and certain other key employees (filed as Exhibit 10.65 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.22	Form of Amendment to Executive Change in Control Retention Agreement dated November 9, 2006 between the Registrant and certain key employees and executive officers who signed original agreements prior to November 9, 2006 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.23	Form of Executive Change in Control Retention Agreement dated November 9, 2006 between the Registrant and certain persons who became executives on or after November 9, 2006 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.24	Form of Executive Severance Agreement dated November 19, 2003, between the Registrant and its executive officers (other than Marijn Dekkers) and certain other key employees (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.25	Amendment No. 1 to Executive Severance Agreement with Marc Casper, dated as of November 9, 2006 (filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.26	Amendment No. 1 to Executive Severance Agreement with Guy Broadbent, dated as of November 9, 2006 (filed as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.27	Stock Option Agreement dated December 12, 2003, by and between the Registrant and Jim Manzi (filed as Exhibit 10.72 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.28	Letter Agreement dated February 11, 2004, between the Registrant and Marijn Dekkers (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).
10.29	Credit Agreement dated August 29, 2006, among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed September 1, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.30	Letter Agreement dated February 25, 2005, between the Registrant and Marijn Dekkers (filed as Exhibit 10.60 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 [File No. 1-8002] and incorporated in this document by reference).
10.31	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under certain of the Registrant's equity incentive plans to officers and directors of the Registrant (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed March 2, 2005 [File No. 1-8002] and incorporated herein by reference).
10.32	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the company's 2005 Stock Incentive Plan to officers and directors (other than Marijn Dekkers) (filed as Exhibit 99.1 to the company's Current Report on Form 8-K filed May 23, 2005 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.33	Form of Thermo Fisher Scientific Inc. Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans, as amended and restated on November 9, 2006 to officers and directors of the Registrant (other than Marijn Dekkers, Marc Casper and Guy Broadbent) (filed as Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.34	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity incentive plans to Marijn Dekkers (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed March 2, 2005 [File No. 1-8002] and incorporated in this document by reference).
10.35	Form of Thermo Fisher Scientific Inc. Stock Option Agreement for use in connection with the grant of stock options under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to Marijn Dekkers (filed as Exhibit 10.13 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.36	Stock Option Agreement dated November 9, 2006 with Marc Casper (filed as Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.37	Stock Option Agreement dated November 9, 2006 with Guy Broadbent (filed as Exhibit 10.15 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.38	Form of Thermo Electron Corporation Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's equity incentive plans to Marijn Dekkers (filed as Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed March 2, 2005 [File No. 1-8002] and incorporated in this document by reference).
10.39	Form of Thermo Fisher Scientific Inc.'s Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to Marijn Dekkers (filed as Exhibit 10.17 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.40	Form of Thermo Fisher Scientific Inc.'s Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant (other than Marijn Dekkers, Marc Casper and Guy Broadbent) (filed as Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.41	Restricted Stock Agreement dated February 27, 2006, by and between the Registrant and Guy Broadbent (filed as Exhibit 10.54 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 [File No. 1-8002] and incorporated in this document by reference).
10.42	Restricted Stock Agreement dated November 9, 2006 with Marc Casper (filed as Exhibit 10.18 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.43	Restricted Stock Agreement dated November 9, 2006 with Guy Broadbent (filed as Exhibit 10.19 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.44	Form of Thermo Fisher Scientific Inc.'s Performance Restricted Stock Agreement for use in connection with the grant of performance restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to the officers of the Registrant (filed as Exhibit 10.20 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.45	Summary of Thermo Fisher Scientific Inc. Annual Director Compensation (filed as Exhibit 10.22 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.46	Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.47	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended for awards granted on or after November 9, 2006 (filed as Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.48	Letter Agreement dated November 17, 2005 between the Registrant and Marijn Dekkers (filed as Exhibit 10.50 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [file No. 1-8002] and incorporated in this document by reference).
10.49	Letter Agreement dated February 27, 2006, between the Registrant and Marijn Dekkers filed as Exhibit 10.51 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [file No. 1-8002] and incorporated in this document by reference).
10.50	Summary of Annual Incentive Program of Thermo Electron Corporation (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 [File No. 1-8002] and incorporated in this document by reference).
10.51	Summary of 2007 Annual Cash Incentive Plan Matters (set forth in Item 5.02 to the Registrant's Current Report on Form 8-K filed March 1, 2007 [File No. 1-8002] in the first two paragraphs under heading "2007 Executive Compensation Matters" and incorporated herein by reference).
10.52	Marijn Dekkers Waiver Letter, dated as of May 7, 2006 (filed as Exhibit 10.1 to the company's Current Report on Form 8-K filed May 11, 2006 [file No. 1-8002] and incorporated in this document by reference).
10.53	Form of Noncompetition Agreement between the Registrant and certain key employees and executive officers (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [file No. 1-8002] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.54	Noncompetition Agreement between the Registrant and Marc Casper, dated as of November 9, 2006 (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [file No. 1-8002] and incorporated in this document by reference).
10.55	Noncompetition Agreement between the Registrant and Guy Broadbent, dated as of November 9, 2006 (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [file No. 1-8002] and incorporated in this document by reference).
10.56	Fisher Scientific International Inc. Deferred Compensation Plan for Non-Employee Directors (filed as Exhibit 10.11 to Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, filed March 24, 1993 [file No. 1-10920] and incorporated in this document by reference).
10.57	First Amendment to the Fisher Scientific International Inc. Deferred Compensation Plan for Non-Employee Directors (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 7, 2006 [file No. 1-10920] and incorporated in this document by reference).
10.58	Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.12 to Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, filed March 24, 1993 [file No. 1-10920] and incorporated in this document by reference).
10.59	First Amendment to the Fisher Scientific International Inc. Retirement Plan for Non-Employee Directors (filed as Exhibit 10.04 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed May 10, 2005 [file No. 1-10920] and incorporated in this document by reference).
10.60	Amendment to Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.02 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 7, 2006 [file No. 1-10920] and incorporated in this document by reference).
10.61	Fisher Scientific International Inc. 2001 Equity and Incentive Plan, effective as of May 16, 2001 (filed as Annex I to Fisher Scientific International Inc.'s definitive proxy statement filed April 12, 2001 [file No. 1-10920] and incorporated in this document by reference).
10.62	Form of Fisher Scientific International Inc. Non-Qualified Stock Option Award Agreement (Management Options — Fisher Scientific International Inc. 2001 Equity and Incentive Plan) (filed as Exhibit 10.1 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004 [file No. 1-10920] and incorporated in this document by reference).
10.63	Form of Fisher Scientific International Inc. Non-Qualified Stock Option Award Agreement (Management Options – Fisher Scientific International Inc. 2003 Equity and Incentive Plan) (filed as Exhibit 10.2 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004 [file No. 1-10920] and incorporated in this document by reference).
10.64	Form of Non-Qualified Stock Option Agreement pursuant to the Fisher Scientific International Inc. 2001 Equity and Incentive Plan and 2003 Equity and Incentive Plan (filed as Exhibit 10.1 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 9, 2005 [file No. 1-10920] and incorporated in this document by reference).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.65	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, effective as of May 6, 2005 (filed as Exhibit A to Fisher Scientific International Inc.'s definitive proxy statement filed April 4, 2005 [file No. 1-10920] and incorporated in this document by reference).
10.66	Form of 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed June 10, 2005 [file No. 1-10920] and incorporated in this document by reference).
10.67	Form of Performance Based Restricted Stock Unit Agreement (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed December 19, 2005 [file No. 1-10920] and incorporated in this document by reference).
10.68	Description of Amendments made in November 2006 to certain Fisher Scientific International Inc. Restricted Stock Unit Awards (filed as Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.69	Thermo Fisher Scientific Inc. 2005 Deferred Compensation Plan, dated October 22, 2007, for amounts deferred after December 31, 2004 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on form 10-Q for the quarter ended September 29, 2007 [File No. 1-8002] and incorporated in this document by reference).
10.70	Executive Change in Control Retention Agreement dated as of November 9, 2006, between the Registrant and Alex Stachtiaris.
10.71	Fisher Scientific International Inc. Severance Plan for Key Employees.
10.72	Notice of Participation in the Fisher Scientific International Inc. Severance Plan for Key Employees (Alex Stachtiaris).
10.73	Notice of Participation in the Fisher Scientific International Inc. Severance Plan for Key Employees (Alan Malus).
10.74	Letter Agreement with Alan Malus dated November 9, 2006.
10.75	Description of Amendments to certain Stock Option Plans made in February 2008.
10.76	Amendment dated February 27, 2008 to Thermo Fisher Scientific Equity Incentive Plan, as amended and restated as of November 9, 2006.
10.77	Amendment dated February 27, 2008 to Thermo Fisher Scientific Employees Equity Incentive Plan, as amended and restated as of November 9, 2006.
10.78	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006.
10.79	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.80	Amendment dated February 27, 2008 to Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended and restated on November 9, 2006.
10.81	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2001 Equity Incentive Plan, as amended and restated on November 9, 2006.
21	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Certification is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification is not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that the registrant specifically incorporates it by reference.

THERMO FISHER SCIENTIFIC INC.

ANNUAL REPORT ON FORM 10-K
INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Income for the years ended December 31, 2007, 2006 and 2005	F-3
Consolidated Balance Sheet as of December 31, 2007 and 2006	F-4
Consolidated Statement of Cash Flows for the years ended December 31, 2007, 2006 and 2005	F-6
Consolidated Statement of Comprehensive Income and Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-10

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Schedule II – Valuation and Qualifying Accounts	F-67

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO FISHER SCIENTIFIC INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Thermo Fisher Scientific Inc.:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Thermo Fisher Scientific Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Boston, Massachusetts
February 27, 2008

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF INCOME

(In millions except per share amounts)	Year Ended December 31, 2007	2006	2005
Revenues (Notes 1 and 3)	$9,746.4	$3,791.6	$2,633.0
Costs and Operating Expenses:			
Cost of revenues (Note 15)	5,942.0	2,223.5	1,438.1
Selling, general and administrative expenses	2,549.1	1,110.2	761.7
Research and development expenses	238.7	170.2	152.8
Restructuring and other costs, net (Note 15)	42.2	45.7	16.9
	8,772.0	3,549.6	2,369.5
Operating Income	974.4	242.0	263.5
Other Income (Expense), Net (Note 4)	(93.1)	(32.6)	22.4
Income from Continuing Operations Before Provision for Income Taxes	881.3	209.4	285.9
Provision for Income Taxes (Note 6)	(101.7)	(43.1)	(87.6)
Income from Continuing Operations	779.6	166.3	198.3
Income from Discontinued Operations (net of income tax provision of $0.2 in 2006; Note 16)	—	0.5	—
(Loss) Gain on Disposal of Discontinued Operations, Net (includes income tax provision of $4.2 in 2007, net of income tax provision of $1.1 in 2006 and $16.3 in 2005; Note 16)	(18.5)	2.1	24.9
Net Income	$ 761.1	$ 168.9	$ 223.2
Earnings per Share from Continuing Operations (Note 7)			
Basic	$ 1.85	$ .85	$ 1.23
Diluted	$ 1.76	$ .82	$ 1.21
Earnings per Share (Note 7)			
Basic	$ 1.81	$ .86	$ 1.38
Diluted	$ 1.72	$ .84	$ 1.36
Weighted Average Shares (Note 7)			
Basic	421.5	196.1	161.6
Diluted	443.7	203.7	165.3

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET

(In millions)	December 31, 2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 625.1	$ 667.4
Short-term investments, at quoted market value (Note 9)	14.1	23.8
Accounts receivable, less allowances of $49.5 and $45.0	1,450.0	1,392.7
Inventories	1,169.9	1,164.5
Deferred tax assets (Note 6)	195.8	209.2
Other current assets	210.4	201.9
	3,665.3	3,659.5
Property, Plant and Equipment, at Cost, Net	1,267.4	1,256.7
Acquisition-related Intangible Assets, Net (Note 2)	7,157.8	7,511.6
Other Assets	403.7	309.4
Goodwill (Note 2)	8,713.2	8,525.0
	$21,207.4	$21,262.2

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET – (Continued)

(In millions except share amounts)	December 31, 2007	2006
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations (Note 10)	$ 149.3	$ 483.3
Accounts payable	676.9	630.8
Accrued payroll and employee benefits	295.1	253.3
Accrued income taxes	64.2	60.3
Deferred revenue	128.5	121.3
Other accrued expenses (Notes 2, 15 and 16)	587.6	603.3
	1,901.6	2,152.3
Deferred Income Taxes (Note 6)	2,279.9	2,557.5
Other Long-term Liabilities (Note 5)	491.7	459.9
Long-term Obligations (Note 10)	2,045.9	2,180.7
Commitments and Contingencies (Note 11)		
Shareholders' Equity (Notes 5 and 12):		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 1,200,000,000 shares authorized; 439,340,851 and 424,420,292 shares issued	439.3	424.2
Capital in excess of par value	12,283.4	11,810.4
Retained earnings	2,534.5	1,773.4
Treasury stock at cost, 24,102,880 and 7,635,184 shares	(1,157.3)	(246.4)
Accumulated other comprehensive items (Note 8)	388.4	150.2
	14,488.3	13,911.8
	$21,207.4	$21,262.2

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	Year Ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 761.1	$ 168.9	$ 223.2
Income from discontinued operations (Note 16)	—	(0.5)	—
Loss (Gain) on disposal of discontinued operations, net (Note 16)	18.5	(2.1)	(24.9)
Income from continuing operations	779.6	166.3	198.3
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	756.8	240.7	123.2
Non-cash restructuring and other costs, net (Note 15)	1.9	17.4	1.7
Change in deferred income taxes	(90.8)	(73.6)	(5.4)
Loss (gain) on investments, net (Notes 4 and 9)	9.0	(0.7)	(35.3)
Non-cash equity compensation (Note 5)	51.1	69.4	2.8
Non-cash charges for the sale of inventories revalued at the date of acquisition	48.3	74.7	12.8
Tax benefits from exercised stock options	(96.8)	(17.4)	—
Other non-cash expenses, net	50.5	12.9	5.4
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable	(10.0)	32.1	(63.9)
Inventories	(14.0)	7.9	6.3
Other current assets	(13.9)	(3.2)	(4.2)
Accounts payable	6.9	11.1	6.7
Other current liabilities	60.8	(79.8)	41.5
Contributions to retirement plans	(54.2)	(50.3)	(17.1)
Net cash provided by continuing operations	1,485.2	407.5	272.8
Net cash used in discontinued operations	(1.7)	(1.8)	(1.9)
Net cash provided by operating activities	1,483.5	405.7	270.9
Investing Activities			
Cash acquired in Fisher merger, net of transaction costs (Note 2)	—	359.9	—
Acquisitions, net of cash acquired (Note 2)	(497.1)	(132.0)	(933.2)
Refund of acquisition purchase price (Note 2)	4.6	—	—
Proceeds from sale of available-for-sale investments (Note 4)	7.7	155.6	363.7
Purchases of available-for-sale investments	(8.1)	(87.8)	(231.9)
Proceeds from maturities of available-for-sale investments	—	1.9	0.1
Purchases of property, plant and equipment	(175.5)	(76.8)	(43.6)
Proceeds from sale of property, plant and equipment	19.2	5.8	16.2
Distribution from retirement trust to fund disbursements	25.6	39.9	—
Proceeds from sale of product lines and businesses, net of cash divested (Note 2)	—	8.6	5.7
Collection of notes receivable	48.2	2.8	—
(Increase) decrease in other assets	(41.9)	0.7	3.9
Net cash provided by (used in) continuing operations	(617.3)	278.6	(819.1)
Net cash provided by discontinued operations	31.3	4.8	65.6
Net cash provided by (used in) investing activities	$ (586.0)	$ 283.4	$ (753.5)

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS – (Continued)

(In millions)	Year Ended December 31, 2007	2006	2005
Financing Activities			
Redemption and repayment of long-term obligations (Note 10)	$ (9.4)	$ (334.6)	$ (0.2)
(Decrease) increase in short-term notes payable	(463.5)	176.8	119.0
Net proceeds from issuance of long-term debt	—	—	246.9
Borrowings under short-term bridge financing agreements	—	—	570.0
Repayment of bridge financing agreement	—	—	(570.0)
Purchases of company common stock	(898.0)	(300.0)	—
Net proceeds from issuance of company common stock (Note 5)	345.4	180.3	27.2
Tax benefits from exercised stock options (Note 5)	96.8	17.4	—
Other	—	—	(2.0)
Net cash provided by (used in) financing activities	(928.7)	(260.1)	390.9
Exchange Rate Effect on Cash of Continuing Operations	(11.1)	24.1	(20.9)
(Decrease) Increase in Cash and Cash Equivalents	(42.3)	453.1	(112.6)
Cash and Cash Equivalents at Beginning of Year	667.4	214.3	326.9
Cash and Cash Equivalents at End of Year	$ 625.1	$ 667.4	$ 214.3

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

(In millions except share amounts)	Year Ended December 31, 2007	2006	2005
Comprehensive Income			
Net Income	$ 761.1	$ 168.9	$ 223.2
Other Comprehensive Items (Note 8):			
Currency translation adjustment	200.9	118.6	(105.0)
Unrealized gains on available-for-sale investments, net of reclassification adjustment and net of tax	1.5	—	15.3
Unrealized gains (losses) on hedging instruments, net of tax	0.3	0.2	(1.9)
Pension and other postretirement benefit liability adjustments, net of tax	35.5	(1.0)	(13.5)
	238.2	117.8	(105.1)
	$ 999.3	$ 286.7	$ 118.1
Shareholders' Equity			
Common Stock, $1 Par Value:			
Balance at beginning of year (424,240,292; 181,817,452 and 179,818,648 shares)	$ 424.2	$ 181.8	$ 179.8
Issuance of shares for merger with Fisher (251,164,572 shares)	—	251.2	—
Issuance of shares for conversion of debt (9,536 and 1,668,141 shares)	—	1.7	—
Retirement of treasury shares (20,000,000 shares)	—	(20.0)	—
Issuance of stock under employees' and directors' stock plans (15,091,023; 9,590,127 and 1,998,804 shares)	15.1	9.5	2.0
Balance at end of year (439,340,851; 424,240,292 and 181,817,452 shares)	439.3	424.2	181.8
Capital in Excess of Par Value:			
Balance at beginning of year	11,810.4	1,421.3	1,381.4
Elimination of deferred compensation (Note 5)	—	(3.8)	—
Issuance of equity for merger with Fisher	—	10,028.9	—
Fair value of Fisher convertible debt allocable to equity	—	546.8	—
Issuance of shares for conversion of debt	0.4	68.0	—
Retirement of treasury shares	—	(500.4)	—
Activity under employees' and directors' stock plans	316.6	162.8	33.3
Equity compensation (Note 5)	56.9	69.4	—
Tax benefit related to employees' and directors' stock plans	99.1	17.4	6.6
Balance at end of year	12,283.4	11,810.4	1,421.3
Retained Earnings:			
Balance at beginning of year	1,773.4	1,604.5	1,381.3
Net income	761.1	168.9	223.2
Balance at end of year	$ 2,534.5	$ 1,773.4	$ 1,604.5

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY – (Continued)

(In millions except share amounts)	Year Ended December 31, 2007	2006	2005
Treasury Stock:			
Balance at beginning of year (7,635,184; 19,335,163 and 19,269,245 shares)	$ (246.4)	$ (437.7)	$ (435.8)
Purchases of company common stock (16,370,945 and 7,881,113 shares)	(898.0)	(300.0)	—
Retirement of treasury shares (20,000,000 shares)	—	520.4	—
Activity under employees' and directors' stock plans (96,751; 418,908 and 65,918 shares)	(12.9)	(29.1)	(1.9)
Balance at end of year (24,102,880; 7,635,184 and 19,335,163 shares)	(1,157.3)	(246.4)	(437.7)
Deferred Compensation (Note 5):			
Balance at beginning of year	—	(3.8)	(2.5)
Elimination of deferred compensation	—	3.8	—
Awards under employees' stock plans	—	—	(4.1)
Amortization of deferred compensation	—	—	2.8
Balance at end of year	—	—	(3.8)
Accumulated Other Comprehensive Items (Note 8):			
Balance at beginning of year	150.2	27.2	161.4
Initial impact upon adoption of SFAS No. 158, net of taxes	—	5.2	—
Other comprehensive items	238.2	117.8	(134.2)
Balance at end of year	388.4	150.2	27.2
	$14,488.3	$13,911.8	$ 2,793.3

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

A world leader in serving science, Thermo Fisher Scientific Inc. (the company, formerly Thermo Electron Corporation) enables customers to make the world healthier, cleaner and safer. The company offers customers a complete range of high-end analytical instruments, software, services, consumables and reagents to enable integrated laboratory workflow solutions and a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Markets served include pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings.

Principles of Consolidation

On November 9, 2006, the company completed a merger with Fisher Scientific International Inc. (Fisher). Fisher's accounts and results are included in the accompanying financial statements from that date (Note 2). The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectibility is probable and title has passed, which typically occurs upon shipment or delivery or completion of services. If customer-specific acceptance criteria exist, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the company defers that portion of the revenue until completion of installation or acceptance has been obtained. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

The company recognizes revenue from the sale of software. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the software has occurred and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance when the company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

The company records shipping and handling charges billed to customers in net sales and records shipping and handling costs in cost of goods sold for all periods presented.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2007 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of product warranties, primarily from historical information, in cost of revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows:

(In millions)	
Balance at December 31, 2005	$ 33.4
Provision charged to income	41.3
Usage	(36.6)
Acquisitions	5.6
Adjustments to previously provided warranties, net	(0.5)
Other, net (a)	2.3
Balance at December 31, 2006	45.5
Provision charged to income	40.5
Usage	(38.3)
Acquisitions	0.6
Adjustments to previously provided warranties, net	(0.5)
Other, net (a)	2.8
Balance at December 31, 2007	$ 50.6

(a) Primarily represents the effects of currency translation.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

In July 2006, the FASB released FIN 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under FIN 48, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without discounting for the time value of money. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. Refer to Note 6 for more information regarding the company's adoption of FIN 48.

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed in 2005 and 2006 assuming the conversion of the company's 3.25% Subordinated Convertible Debentures and the elimination of the related interest expense, and for all periods using the treasury stock method for the remaining convertible obligations, warrants and the exercise of stock options, as well as their related income tax effects (Note 7). Substantially all of the company's 3.25% Subordinated Convertible Debentures were converted to common stock in December 2006 and the remainder was redeemed in early January 2007.

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Investments

The company's marketable equity and debt securities that are part of its cash management activities are considered short-term investments in the accompanying balance sheet. Such securities principally represent available-for-sale investments. In addition, the company owns marketable equity securities that represent less than 20% ownership and for which the company does not have the ability to exert significant influence. Such investments are also considered available-for-sale. All available-for-sale securities are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' equity (Notes 8 and 9). Decreases in market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to market value through other income (expense), net, in the accompanying statement of income (Note 4).

The company has securities held in a rabbi trust for a legacy Fisher supplemental non-qualified executive retirement program, as more fully described in Note 5 – Employee Benefit Plans. These securities had a fair market value of approximately $7 million and $33 million at December 31, 2007 and 2006, respectively. The assets held in the rabbi trust are comprised of 1% cash and cash equivalents, 51% debt securities and 48% equity securities at December 31, 2007.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Other investments for which there is not a readily determinable market value are accounted for under the cost method of accounting. The company periodically evaluates the carrying value of its investment accounted for under the cost method of accounting, which provides that they are recorded at the lower of cost or estimated net realizable value. At December 31, 2007 and 2006, the company had cost method investments with carrying amounts of $8.0 million and $9.6 million, respectively, which are included in other assets.

Inventories

Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out (FIFO) method with certain of the company's subsidiaries utilizing the last-in, first-out (LIFO) method. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. In addition, the company has certain inventory that is subject to fluctuating market pricing. The company assesses the carrying value of this inventory based on a lower of cost or market analysis. The company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in cost of revenues in the accompanying statement of income. The components of inventories are as follows:

	December 31,	
(In millions)	2007	2006
Raw Materials	$ 316.5	$ 307.7
Work in Progress	118.4	121.7
Finished Goods	735.0	735.1
	$ 1,169.9	$ 1,164.5

The value of inventory maintained using the LIFO method was $175.6 million and $177.3 million at December 31, 2007 and 2006, respectively, which approximated estimated replacement cost.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and only the resulting gain or loss is reflected in the accompanying statement of income. Property, plant and equipment consists of the following:

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

(In millions)	December 31, 2007	December 31, 2006
Land	$ 140.0	$ 146.5
Buildings and Improvements	536.1	506.2
Machinery, Equipment and Leasehold Improvements	1,040.4	880.3
	1,716.5	1,533.0
Less: Accumulated Depreciation and Amortization	449.1	276.3
	$ 1,267.4	$ 1,256.7

Depreciation and amortization expense of property, plant and equipment including amortization of assets held under capital leases, was $185.7 million, $69.9 million and $45.6 million in 2007, 2006 and 2005, respectively.

Acquisition-related Intangible Assets

Acquisition-related intangible assets include the costs of acquired product technology, patents, tradenames and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. In addition, the company has tradenames that it acquired in the merger with Fisher that have indefinite lives and which are not amortized. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate they may be impaired. Acquisition-related intangible assets are as follows:

(In millions)	Gross	Accumulated Amortization	Net
2007			
Definite Lives:			
Customer relationships	$4,844.1	$ (567.7)	$4,276.4
Product technology	1,088.3	(210.2)	878.1
Tradenames	743.4	(80.1)	663.3
Patents	20.1	(15.9)	4.2
Other	12.8	(3.9)	8.9
	6,708.7	(877.8)	5,830.9
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
	$8,035.6	$ (877.8)	$7,157.8

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

(In millions)	Gross	Accumulated Amortization	Net
2006			
Definite Lives:			
Customer relationships	$4,732.7	$ (184.4)	$4,548.3
Product technology	1,009.6	(64.0)	945.6
Tradenames	696.4	(12.1)	684.3
Patents	18.2	(14.2)	4.0
Other	4.2	(1.7)	2.5
	6,461.1	(276.4)	6,184.7
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
	$7,788.0	$ (276.4)	$7,511.6

The estimated future amortization expense of acquisition-related intangible assets with definite lives is as follows:

(In millions)	
2008	$ 626.5
2009	552.9
2010	490.2
2011	454.9
2012	448.2
2013 and thereafter	3,258.2
	$5,830.9

Amortization of acquisition-related intangible assets was $571.1 million, $170.8 million and $77.6 million in 2007, 2006 and 2005, respectively.

Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, insurance recovery receivables related to product liability matters, notes receivable, cash surrender value of life insurance, deferred debt expense, capitalized catalog costs, cost-method investments, investments in joint ventures and other assets.

In May and July 2007, the company contributed businesses with annualized third-party revenues and net assets of $43 million and $101 million, respectively, to newly formed joint ventures with third parties. The joint ventures were formed to combine the company's capabilities with those of businesses contributed by the respective joint venture partners in the fields of integrated response technology services and disposable laboratory glass products. The company owns 49% - 50% of the joint ventures and, following the formation of these entities, no longer consolidates the results of the subsidiaries that were contributed but instead records its pro rata share of the joint ventures' results in other income (expense), net, in the accompanying statement of income, using the equity method of accounting. The results of the joint ventures were not material from their formation through December 31, 2007.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows. When an impairment is indicated, any excess of carrying value over fair value of goodwill is recorded as an operating loss.

The company completed annual tests for impairment at December 31, 2007 and 2006, and determined that goodwill was not impaired. The company used an income approach to determine the fair value of its reporting units.

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Total
Balance at December 31, 2005	$1,092.3	$ 873.9	$1,966.2
Acquisitions	2,121.1	4,396.3	6,517.4
Finalization of purchase price allocation for Kendro	—	(13.0)	(13.0)
Write off due to sale of businesses	(6.8)	—	(6.8)
Currency translation	40.9	19.1	60.0
Other	0.8	0.4	1.2
Balance at December 31, 2006	3,248.3	5,276.7	8,525.0
Acquisitions	88.7	165.7	254.4
Finalization of purchase price allocation for Fisher and Cohesive (Note 2)	(68.4)	120.6	52.2
Tax benefits from exercise of stock options	(21.0)	(46.8)	(67.8)
Write off due to planned sale of business (Note 16)	(15.0)	—	(15.0)
Contribution of businesses to joint ventures	—	(41.5)	(41.5)
Currency translation	9.0	0.9	9.9
Other	(7.2)	3.2	(4.0)
Balance at December 31, 2007	$3,234.4	$5,478.8	$8,713.2

Asset Retirement Obligations

The company records obligations associated with its lease obligations, the retirement of tangible long-lived assets and the associated asset-retirement costs in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" and FIN 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of SFAS No. 143." The company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

additional carrying amount is depreciated over the life of the asset. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease as interest expense. At December 31, 2007 and 2006, the company had recorded asset retirement obligations of $31.3 million and $22.9 million, respectively.

Accounts Payable

The company, in accordance with FIN 39, "Offsetting of Amounts Related to Certain Contracts," reclassifies net book overdrafts to accounts payable at period end. Amounts reclassified to accounts payable totaled $83.9 million and $97.2 million at December 31, 2007 and 2006, respectively. Bank overdrafts of $3.9 million at December 31, 2006, were reclassified to short-term debt.

Loss Contingencies

Accruals are recorded for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial estimates. Additionally, the company records receivables from third-party insurers up to the amount of the loss when recovery has been determined to be probable. Liabilities acquired in the merger with Fisher have been recorded at their fair value and, as such, were discounted to their present value at the date of acquisition.

Advertising

The company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized on a straight-line basis over its expected period of future benefit, generally two years. The company has capitalized advertising costs of $11.2 million and $14.4 million at December 31, 2007 and 2006, respectively, included in other assets in the accompanying balance sheet. Direct-response advertising consists of external catalog production and mailing costs, and amortization begins on the date the catalogs are first mailed. Advertising expense, which following the merger with Fisher includes amortization of capitalized direct-response advertising, as described above, was $76.0 million, $57.8 million and $36.0 million in 2007, 2006 and 2005, respectively. Included in advertising expense was catalog amortization of $12.7 million and $2.0 million for 2007 and 2006, respectively.

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Forward Contracts

The company accounts for forward currency contracts under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires that all derivatives, including forward currency-exchange contracts, be recognized in the balance sheet at fair value. Derivatives that are not hedges are recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The company immediately records in earnings the extent to which a hedge is not effective in achieving offsetting changes in fair value or cash flows.

The company uses forward currency-exchange contracts primarily to hedge certain operational (cash-flow hedges) and balance sheet (fair-value hedges) exposures resulting from changes in currency exchange rates. Such exposures result from purchases, sales and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in Euros, U.S. dollars, British pounds sterling, Canadian dollars and Australian dollars. The company enters into these currency-exchange contracts to hedge anticipated product purchases and sales and assets and liabilities arising in the normal course of business, principally accounts receivable and intercompany loans. Accordingly, the hedges are not speculative in nature. As part of the company's overall strategy to manage the level of exposure to the risk of currency-exchange fluctuations, some operating units hedge a portion of their currency exposures anticipated over the ensuing 12-month period, using exchange contracts that have maturities of 12 months or less. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management.

The company records its forward currency-exchange contracts at fair value in its balance sheet as other current assets or other accrued expenses and, for cash-flow hedges, the related gains or losses on these contracts are deferred as a component of accumulated other comprehensive items in the accompanying balance sheet. These deferred gains and losses are recognized in earnings in the period in which the underlying anticipated transaction occurs. Unrealized gains and losses resulting from the impact of currency exchange rate movements on fair-value hedges are recognized in earnings in the period in which the exchange rates change and offset the currency losses and gains on the underlying exposure being hedged. Cash flows resulting from currency-exchange contracts qualifying as cash-flow hedges are recorded in the accompanying statement of cash flows in the same category as the item being hedged. At December 31, 2007, the company did not have any deferred gains or losses relating to forward currency-exchange contracts. The ineffective portion of the gain or loss on derivative instruments is recorded in other income (expense), net, in the accompanying statement of income and is not material for the three years presented.

The company entered into an interest rate swap agreement in 2005 in connection with debt issued for the Kendro acquisition (Note 10).

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements. This statement does not require any new fair value measurements. SFAS No. 157 is effective for the company's monetary assets and liabilities in 2008 and for other assets and liabilities in 2009. The company does not expect a material effect on its monetary assets and liabilities from adopting SFAS No. 157 and is currently evaluating the potential impact on its nonmonetary assets and liabilities of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The fair value measurement election is irrevocable once made and subsequent changes in fair value must be recorded in earnings. The effect of adoption will be reported as a cumulative-effect adjustment to beginning retained earnings. SFAS No. 159 is effective for the company beginning January 1, 2008. The company does not expect a material effect from adoption of this standard.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R does the following: requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose certain information to enable users to understand the nature and financial effect of the business combination. The statement requires that cash outflows such as transaction costs and post-acquisition restructuring be charged to expense instead of capitalized as a cost of the acquisition. Contingent purchase price will be recorded at its initial fair value and then re-measured as time passes through adjustments to net income. SFAS No. 141R is effective for the company in 2009. The company is currently evaluating the impact of adoption.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 will change the accounting for minority interests, which will be reclassified as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for the company in 2009. The company does not expect a material effect from adoption of this standard.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R." SFAS No. 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The company is required to recognize as a component of other comprehensive income, net of tax, the actuarial (gains) losses and prior service costs (credits) that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income will be adjusted as these amounts are later recognized in income as components of net periodic benefit cost. SFAS No. 158 was effective for the company as of December 31, 2006. The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

(In millions)	Before Application of SFAS No. 158	Effect of Adopting SFAS No. 158	After Application of SFAS No. 158
Other Assets	$ 295.1	$ 14.3	$ 309.4
Total Assets	21,247.9	14.3	21,262.2
Accrued Payroll and Employee Benefits	224.1	29.2	253.3
Total Current Liabilities	2,123.1	29.2	2,152.3
Deferred Income Taxes	2,553.4	4.1	2,557.5
Other Long-Term Liabilities	484.1	(24.2)	459.9
Total Liabilities	7,341.3	9.1	7,350.4
Accumulated Other Comprehensive Items	145.0	5.2	150.2
Total Shareholders' Equity	13,906.6	5.2	13,911.8

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to quantify impairment of assets, and in determining the ultimate loss from abandoning leases at facilities being exited (Note 15). Actual results could differ from those estimates.

Note 2. Mergers, Acquisitions and Dispositions

2007 Acquisitions

In September 2007, the company's Laboratory Products and Services segment acquired Qualigens Fine Chemicals, a division of GlaxoSmithKline Pharmaceuticals Ltd. based in Mumbai, India. Qualigens is India's largest chemical manufacturer and supplier, serving customers in a variety of industries including pharmaceutical, petrochemical and food and beverage. The purchase price totaled $59 million. The acquisition provided an established business in a fast-growing region to extend the company's reach. Revenues of Qualigens totaled $24 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $25 million was allocated to goodwill, none of which is tax deductible.

In October 2007, the company's Laboratory Products and Services segment acquired Priority Solutions International, a U.S.-based leading third-party logistics provider to the pharmaceutical and healthcare industries. The purchase price totaled $165 million, net of cash acquired. The acquisition broadened the segment's clinical trials management services offerings. Revenues of Priority Solutions totaled $96 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $113 million was allocated to goodwill, $37 million of which is tax deductible.

In October 2007, the company's Analytical Technologies segment acquired NanoDrop Technologies, Inc., a U.S.-based supplier of UV-Vis spectrophotometry and fluorescence scientific instruments to the life sciences and pharmaceutical industries. The purchase price totaled $148 million, net of cash acquired and including a deferred payment of $8.3 million due in 2009, a post-closing adjustment of $1.5 million due in 2008 and contingent consideration of $10 million based on 2007 operating results which was earned and accrued as an obligation at December 31, 2007 through an increase to goodwill. The purchase agreement calls for up to $20 million of additional contingent consideration, of which $10 million is based upon the achievement of specified operating results in 2008 and $10 million is based on the successful approval of certain pending patent applications. The acquisition broadened the segment's technology offerings. Revenues of NanoDrop totaled $27 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $77 million was allocated to goodwill, all of which is tax deductible.

In December 2007, the company's Laboratory Products and Services segment acquired La-Pha-Pack, a European-based manufacturer and provider of chromatography consumables and related accessories. The purchase price totaled $46 million, net of cash acquired, plus up to $4 million of additional contingent consideration based upon the achievement of specified operating results in 2008. The acquisition broadened the segment's chromatography consumables offerings and expanded its geographic coverage in Europe. Revenues of La-Pha-Pack totaled $21 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $8 million was allocated to goodwill, none of which is tax deductible.

In addition to the acquisitions described above, in 2007 the Analytical Technologies segment acquired a distributor of mass spectrometry, chromatography and surface science instruments, a manufacturer of high performance liquid chromatography pumps and software, a manufacturer of electrostatic discharge products, the intellectual property of a diagnostics business and the assets of a water testing business. The Laboratory Products and Services segment acquired a provider of test, measurement and process control instruments, an independent test and research laboratory, a developer of liquid handling pipette tips and a cell culture product line. The total aggregate consideration was $88 million, net of cash acquired. The company also paid transaction costs and post-closing and contingent purchase price adjustments aggregating $11 million in 2007 for various acquisitions completed prior to 2007. The company obtained a refund of $5 million in 2007 related to a post-closing adjustment for a 2006 acquisition.

Note 2. Mergers, Acquisitions and Dispositions (continued)

2006 Merger with Fisher Scientific International Inc.

Thermo Electron Corporation and Fisher Scientific International Inc. announced on May 8, 2006 that the boards of directors of both companies had unanimously approved a definitive agreement to combine the two companies in a tax-free, stock-for-stock exchange. The Fisher businesses are a leading provider of products and services to the scientific research community and clinical laboratories. The Fisher businesses provide a suite of products and services to customers worldwide from biochemicals, cell-culture media and proprietary RNAi technology to rapid-diagnostic tests, safety products and other consumable supplies. Fisher had revenues of $5.4 billion in 2005. The transaction was approved by both companies' shareholders, in separate meetings, held on August 30, 2006 and, following regulatory approvals, was completed on November 9, 2006. The results of the operations of Fisher have been included in the results of the company from the date of acquisition. Following the merger, the company was renamed Thermo Fisher Scientific Inc.

Under the terms of the agreement, Fisher shareholders received two shares of company common stock for each share of Fisher common stock they owned. Based on the average closing price for the two trading days before and after the announcement date of $38.93 per share, this exchange represented a value of $77.86 per Fisher share, or an aggregate equity value of $10.28 billion. The company also assumed Fisher's debt ($2.28 billion). The merger enabled the two companies to broaden their customer offerings to include a full range of analytical instruments, equipment, reagents and consumables, software and services for research, analysis, discovery and diagnostics.

Upon completion of the transaction, Thermo's shareholders owned approximately 39 percent of the combined company, and Fisher's shareholders owned approximately 61 percent. Based upon pre-merger members of the company's board of directors and senior management representing a majority of the composition of the combined company's board and senior management and the Fisher shareholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of Fisher common stock on such date, the company is considered to be the acquirer for accounting purposes.

The purchase price exceeded the fair value of the acquired net assets, and accordingly, $6.50 billion was allocated to goodwill, approximately $450 million of which is deductible for tax purposes.

The company allocated $15 million of the purchase price for Fisher to in-process research and development, which represents the estimated fair value at November 9, 2006 related to in-process projects that had not yet reached technological feasibility and had no alternative future uses as of the date of the merger. The company recorded as expense the value attributable to these projects at the date of the merger.

The company uses the income approach to determine the fair values of its purchased research and development. This approach determines fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. In determining the value of the in-process projects, the company considers, among other factors, the in-process projects' stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The company bases the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and life science technology investment risk factors. The company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third-party would pay for the projects.

Note 2. Mergers, Acquisitions and Dispositions (continued)

2006 Acquisitions

In December 2006, the company's Analytical Technologies segment acquired Cohesive Technologies Inc., a Massachusetts-based provider of advanced sample extraction and liquid chromatography products. The purchase price totaled $71 million in cash, net of cash acquired. Cohesive had revenues of $14 million in 2006 through the date of acquisition. The acquisition of Cohesive enabled the segment to broaden its in-line sample preparation capabilities. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $33 million was allocated to goodwill, none of which is tax deductible.

In addition to these acquisitions, the company acquired a manufacturer of polymer web gauging products, a provider of isotope ratio mass spectrometry instuments and a small manufacturer of on-line elemental analyzer products, as well as a product line and a small distributor, for aggregate consideration of $58 million.

2005 Acquisitions

In March 2005, the Analytical Technologies segment acquired Niton LLC, a Massachusetts-based provider of portable X-ray analyzers to the metals, petrochemical and environmental markets for $43 million in cash, net of cash acquired and including $2 million of subsequent contingent purchase price payments based on the achievement of post-acquisition results The acquisition of Niton enabled the segment to expand its X-ray products to include a portable line. Niton's revenues in 2004 totaled $36 million. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $17 million was allocated to goodwill, all of which is tax deductible.

In April 2005, the company's Analytical Technologies segment completed the acquisition of Rupprecht and Patashnick Co., Inc. (R&P), a New York-based provider of continuous particulate monitoring instrumentation for the ambient air, emissions monitoring and industrial hygiene markets for $31 million in cash, net of cash acquired. The acquisition of R&P enabled the segment to broaden its air monitoring product offerings. R&P's revenues totaled $17 million in 2004. The agreement calls for payment of 7% of specified product sales in 2008 and 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $16 million was allocated to goodwill, none of which is tax deductible.

In May 2005, the company's Laboratory Products and Services segment acquired the Kendro Laboratory Products division of SPX Corporation for $837 million, net of cash acquired, including transaction costs. Kendro designs, manufactures, markets and services, on a global basis, a wide range of laboratory equipment for sample preparation, processing and storage, used primarily in life sciences and drug discovery laboratories as well as clinical laboratories. The acquisition of Kendro broadened the segment's product offerings and access to customers. Kendro's revenues were $371 million in 2004. The purchase price exceeded the fair value of the acquired assets and, accordingly, $453 million was allocated to goodwill, approximately $185 million of which is tax deductible.

The company obtained short-term bridge financing, which permitted it to borrow $570 million to partially fund the purchase price of Kendro. The company used existing cash balances to fund the remainder of the purchase price. Subsequently, the company used a combination of short- and long-term debt instruments to refinance the bridge loan (Note 10).

In August 2005, the company's Analytical Technologies segment acquired Ionalytics Corporation, a Canada-based provider of a dynamic ion-filtering device used with mass spectrometers in bioanalysis, proteomics and drug discovery for $25 million, net of cash acquired. The acquisition of Ionalytics enabled the segment to broaden its mass

Note 2. Mergers, Acquisitions and Dispositions (continued)

spectrometry product offerings. Ionalytics did not have material revenues in 2004 as its focus was on commercially introducing its principal product to market. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $7 million was allocated to goodwill, all of which is tax deductible.

The company's acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include elimination of duplicative facilities, functions and staffing; use of the company's existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses' products; and use of the infrastructure of the acquired businesses to cost-effectively expand sales of company products.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed within the past year, is subject to adjustment upon finalization of the purchase price allocation. The company is not aware of any information that indicates the final purchase price allocations will differ materially from the preliminary estimates.

The components of the preliminary purchase price allocation for 2007 acquisitions are as follows:

(In millions)	Qualigens	Priority	NanoDrop	La-Pha-Pack	Other	Total
Purchase Price:						
Cash paid (a)	$ 59.0	$166.4	$129.6	$ 46.9	$ 90.0	$491.9
Purchase price payable	—	—	19.8	—	—	19.8
Cash acquired	—	(1.9)	(1.3)	(0.9)	(2.2)	(6.3)
	$ 59.0	$164.5	$148.1	$ 46.0	$ 87.8	$505.4
Allocation:						
Current assets	$ 10.7	$ 17.0	$ 7.9	$ 11.8	$ 19.9	$ 67.3
Property, plant and equipment	0.1	4.7	0.2	3.6	6.0	14.6
Customer relationships	22.7	44.0	23.6	33.9	26.0	150.2
Product technology	—	—	39.5	0.6	16.9	57.0
Tradenames and other	2.5	23.1	1.8	4.2	6.2	37.8
Goodwill	25.1	113.1	77.4	8.1	30.7	254.4
Liabilities assumed	(2.1)	(37.4)	(2.3)	(16.2)	(17.9)	(75.9)
	$ 59.0	$164.5	$148.1	$ 46.0	$ 87.8	$505.4

(a) Includes transaction costs.

Note 2. Mergers, Acquisitions and Dispositions (continued)

The weighted-average amortization periods for the customer relationships, product technology and tradenames acquired in 2007 are 7 years, 8 years and 11 years, respectively. The weighted-average amortization period for all intangible assets acquired in 2007 is 8 years.

During 2007, the company refined estimates recorded in the fourth quarter of 2006 of acquisition-related intangible assets related to the November 2006 merger with Fisher Scientific International Inc. and the December 2006 acquisition of Cohesive Technologies Inc. and finalized the valuation of such intangible assets. The purchase price allocation for Fisher, as revised, is as follows:

(In millions)		
Purchase Price:		
Fair Value of Common Stock Issued to Fisher Shareholders	$ 9,777.8	
Fair Value of Fisher Stock Options and Warrants Converted into Options in Company Common Stock	502.3	
Debt Assumed	2,284.7	
Cash Paid Including Transaction Costs	37.5	(a)
Cash Acquired	(392.0)	
	$12,210.3	
Allocation:		
Current assets	$ 1,928.9	
Property, plant and equipment	949.4	
Acquired intangible assets	7,048.8	
Goodwill	6,500.6	
Other assets	357.1	
Liabilities assumed	(4,027.7)	
Fair value of convertible debt allocable to equity	(546.8)	
	$12,210.3	

(a) Of the transaction costs, $32.1 million were paid in 2006 and the remainder was paid in 2007.

The acquired intangible assets from the merger with Fisher are as follows:

(In millions)	
Indefinite Lives:	
Trademarks	$ 1,326.9
Definite Lives:	
Customer relationships	4,262.3
Product technology	827.5
Tradenames	632.1
	$ 7,048.8

The weighted-average amortization periods for intangible assets with definite lives are: 14 years for customer relationships, 9 years for product technology and 10 years for tradenames. The weighted-average amortization period for all intangible assets with definite lives in the above table is 13 years.

Note 2. Mergers, Acquisitions and Dispositions (continued)

The components of the purchase price allocation for the company's 2006 acquisitions, as revised in 2007 for finalization of the purchase price allocation, are as follows:

(In millions)	Cohesive	Other	Total
Purchase Price:			
Cash paid (a)	$ 71.2	$ 59.5	$130.7
Cash acquired	(0.3)	(1.8)	(2.1)
	$ 70.9	$ 57.7	$128.6
Allocation:			
Current assets	$ 5.6	$ 19.7	$ 25.3
Property, plant and equipment	1.0	1.2	2.2
Customer relationships	19.0	16.4	35.4
Product technology	14.6	12.4	27.0
Tradenames	3.4	—	3.4
Goodwill	32.8	42.5	75.3
Other assets	—	2.4	2.4
Liabilities assumed	(5.5)	(36.9)	(42.4)
	$ 70.9	$ 57.7	$128.6

(a) Includes transaction costs, subsequent payments of contingent consideration and cash settlements of post-closing adjustments.

The weighted-average amortization periods for intangible assets with definite lives acquired in 2006; excluding those acquired in the merger with Fisher, are: 9 years for customer relationships and 6 years for product technology. The weighted-average amortization period for all intangible assets with definite lives acquired in 2006, including the merger with Fisher, is 13 years.

The components of the purchase price allocation for 2005 acquisitions, as revised in 2006 for finalization of the purchase price allocation, are as follows:

(In millions)	Niton	R&P	Kendro	Ionalytics	Total
Purchase Price:					
Cash paid (a)	$ 43.7	$ 32.8	$ 839.8	$ 27.0	$ 943.3
Cash acquired	(0.8)	(1.8)	(2.7)	(2.3)	(7.6)
	$ 42.9	$ 31.0	$ 837.1	$ 24.7	$ 935.7
Allocation:					
Current assets	$ 13.2	$ 6.8	$ 123.0	$ 0.6	$ 143.6
Property, plant and equipment	2.2	0.4	62.3	0.2	65.1
Customer Relationships	11.4	12.9	287.4	—	311.7
Product Technology	6.3	2.9	43.0	18.3	70.5
Goodwill	17.4	15.5	453.2	6.8	492.9
Other assets	0.2	—	2.5	—	2.7
Liabilities assumed	(7.8)	(7.5)	(134.3)	(1.2)	(150.8)
	$ 42.9	$ 31.0	$ 837.1	$ 24.7	$ 935.7

(a) Includes acquisition expenses, subsequent payments of contingent consideration and cash settlements of post-closing adjustments.

Note 2. Mergers, Acquisitions and Dispositions (continued)

The weighted-average amortization periods for intangible assets acquired in 2005 are: 5 years for customer relationships and 6 years for product technology. The weighted-average amortization period for all intangible assets acquired in 2005 is approximately 5 years.

In November 2006, the company merged with Fisher. Had the merger with Fisher been completed as of the beginning of 2005, the company's pro forma results for 2006 and 2005 would have been as follows:

(In millions except per share amounts)	2006	2005 (a)
Revenues	$8,870	$8,075
Net Income	$ 411	$ 211
Earnings per Share from Continuing Operations:		
Basic	$ .99	$ .46
Diluted	$ .96	$ .45
Earnings Per Share:		
Basic	$ 1.00	$ .52
Diluted	$ .96	$ .50

(a) Includes $121 million pre-tax charge to cost of revenues for the sale of Fisher inventories revalued at the date of merger, $15 million pre-tax charge for Fisher's in-process research and development and $37 million pre-tax charge for accelerated vesting of stock-based awards resulting from the change in control occurring at the date of the Fisher merger.

The company's results would not have been materially different from its reported results had the company's other acquisitions occurred at the beginning of 2006 or 2005.

Restructuring Activities at Acquired Businesses

The company has undertaken restructuring activities at acquired businesses. These activities, which were accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the company established reserves, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill or other intangible assets when no goodwill exists. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet. No accrued acquisition expenses have been established for 2007 acquisitions.

Note 2. Mergers, Acquisitions and Dispositions (continued)

The changes in accrued acquisition expenses for acquisitions completed prior to 2007 are as follows:

(In millions)	Severance	Abandonment of Excess Facilities	Other	Total
Balance at December 31, 2004	$ 3.2	$ 5.9	$ 0.1	$ 9.2
Reserved established	3.6	0.3	0.1	4.0
Payments	(3.7)	(0.1)	—	(3.8)
Decrease recorded as a reduction in goodwill	—	(2.1)	(0.1)	(2.2)
Currency translation	(0.5)	(0.5)	—	(1.0)
Balance at December 31, 2005	2.6	3.5	0.1	6.2
Reserved established	30.0	3.5	1.9	35.4
Payments	(3.5)	(1.4)	(0.1)	(5.0)
Decrease recorded as a reduction in goodwill	(1.3)	(0.2)	(0.5)	(2.0)
Divestiture of product line	—	(0.2)	—	(0.2)
Currency translation	0.5	0.5	—	1.0
Balance at December 31, 2006	28.3	5.7	1.4	35.4
Reserved established	8.9	3.8	1.6	14.3
Payments	(34.7)	(1.7)	(1.1)	(37.5)
Decrease recorded as a reduction in goodwill	(0.4)	(0.6)	—	(1.0)
Reserves reclassified to long-term asset retirement obligations	—	(2.0)	—	(2.0)
Currency translation	0.2	0.1	—	0.3
Balance at December 31, 2007	$ 2.3	$ 5.3	$ 1.9	$ 9.5

The remaining amounts accrued for pre-2007 acquisitions include severance and facility obligations for various facility consolidations, primarily related to the company's merger with Fisher. The amounts captioned as "other" primarily represent employee relocation, contract termination and other exit costs. The severance and other costs are expected to be paid in 2008. The abandoned facilities costs are expected to be paid over the remaining term of the leases through 2010.

Dispositions

The company sold a small business for nominal proceeds in 2007 and recorded a loss of $2 million. The company sold non-core businesses and product lines for net cash proceeds of $9 million and $6 million in 2006 and 2005, respectively, and recorded $0.6 million and $0.3 million of pre-tax gains in 2006 and 2005, respectively, which are included in restructuring and other costs, net, in the accompanying statement of income. The company sold its point of care and rapid diagnostics business in 2005 (Note 16).

Note 3. Business Segment and Geographical Information

Following the merger with Fisher, the company reorganized management responsibility and manages the combined company in two segments. Prior year results have been reclassified to conform to the new segments. The company's segments are as follows:

Analytical Technologies: serves research scientists, as well as customers in healthcare and clinical laboratories, in manufacturing and in the field, with a suite of advanced analytical technologies, including scientific instruments, robotics and software for creating advanced integrated workflows. The segment also includes a range of diagnostic reagents and instruments used by hospitals and reference laboratories.

Laboratory Products and Services: serves life science, healthcare and safety markets with a broad portfolio of products and consumables used for routine laboratory processes, as well as a range of biopharma outsourcing services such as clinical packaging and biological sample management. The segment also includes the company's extensive customer channels network consisting of catalog, e-commerce and other sales avenues.

The company's management evaluates operating segment performance based on operating income before certain charges to cost of revenues, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; amortization of acquisition-related intangible assets; and charges for the acceleration of stock-based compensation following the merger with Fisher. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

Business Segment Information

(In millions)	2007	2006	2005
Revenues:			
Analytical Technologies	$ 4,256.0	$ 2,425.8	$ 2,006.7
Laboratory Products and Services	5,842.2	1,406.6	626.3
Eliminations	(351.8)	(40.8)	—
Consolidated revenues	$ 9,746.4	$ 3,791.6	$ 2,633.0
Operating Income:			
Analytical Technologies (a)	$ 843.1	$ 383.7	$ 284.7
Laboratory Products and Services (a)	793.8	189.2	86.6
Other	—	—	0.1
Subtotal reportable segments (a)	1,636.9	572.9	371.4
Cost of revenues charges	(49.2)	(77.7)	(13.4)
Restructuring and other costs, net	(42.2)	(45.7)	(16.9)
Amortization of acquisition-related intangible assets	(571.1)	(170.8)	(77.6)
Stock-based compensation acceleration charge	—	(36.7)	—
Consolidated operating income (c)	974.4	242.0	263.5
Other income (expense), net (b)	(93.1)	(32.6)	22.4
Income from continuing operations before provision for income taxes	$ 881.3	$ 209.4	$ 285.9

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 3. Business Segment and Geographical Information (continued)

(In millions)	2007	2006	2005
Total Assets:			
Analytical Technologies	$ 8,209.5	$ 8,305.5	$ 2,614.6
Laboratory Products and Services	12,487.8	12,536.1	1,626.8
Corporate/Other (d)	510.1	420.6	10.2
Consolidated total assets	$21,207.4	$21,262.2	$ 4,251.6
Amortization:			
Analytical Technologies	$ 221.3	$ 56.6	$ 24.0
Laboratory Products and Services	349.8	114.2	53.6
Consolidated amortization	$ 571.1	$ 170.8	$ 77.6
Depreciation:			
Analytical Technologies	$ 83.5	$ 36.6	$ 29.7
Laboratory Products and Services	102.2	33.3	15.9
Consolidated depreciation	$ 185.7	$ 69.9	$ 45.6
Capital Expenditures (e):			
Analytical Technologies	$ 89.4	$ 47.9	$ 29.8
Laboratory Products and Services	77.8	24.1	13.9
Corporate/Other	8.3	4.8	2.3
Consolidated capital expenditures	$ 175.5	$ 76.8	$ 46.0

Geographical Information

(In millions)	2007	2006	2005
Revenues (f):			
United States	$ 6,784.4	$ 2,359.0	$ 1,566.8
Germany	974.1	641.8	463.9
England	980.8	416.6	324.9
Other	2,478.0	1,201.5	1,228.4
Transfers among geographical areas (g)	(1,470.9)	(827.3)	(951.0)
	$ 9,746.4	$ 3,791.6	$ 2,633.0
Long-lived Assets (h):			
United States	$ 712.0	$ 800.7	$ 130.2
Germany	100.0	84.3	64.1
England	172.7	145.3	21.6
Other	282.7	226.4	64.8
	$ 1,267.4	$ 1,256.7	$ 280.7
Export Sales Included in United States Revenues Above (i)	$ 477.5	$ 304.6	$ 469.9

Note 3. Business Segment and Geographical Information (continued)

(a) Represents operating income before certain charges to cost of revenues; restructuring and other costs, net; amortization of acquisition-related intangibles; and stock-based compensation acceleration expense.
(b) The company does not allocate other income (expense), net to its segments. Other income (expense), net includes $27.6 million of income in 2005, primarily related to the sale of the company's investments in Thoratec and Newport (Note 4).
(c) Had stock option expense been recorded in 2005, consolidated operating income on a pro forma basis would have been lower by $20.9 million.
(d) Total assets for corporate in 2006 include $32.9 million of assets of discontinued operations. Corporate assets consist primarily of cash and cash equivalents, short-term investments and property and equipment at the company's corporate office.
(e) Includes non-cash additions in 2005 of $2.4 million associated with asset retirement obligations.
(f) Revenues are attributed to countries based on selling location.
(g) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(h) Includes property, plant and equipment, net.
(i) In general, export revenues are denominated in U.S. dollars.

Note 4. Other Income (Expense), Net

The components of other income (expense), net, in the accompanying statement of income are as follows:

(In millions)	2007	2006	2005
Interest Income	$ 46.5	$ 16.4	$ 11.5
Interest Expense (Note 10)	(139.8)	(51.9)	(26.7)
(Loss) Gain on Investments, Net (Note 9)	(9.0)	0.7	35.3
Equity in Earnings of Unconsolidated Subsidiaries	2.6	1.8	0.2
Other Items, Net	6.6	0.4	2.1
	$ (93.1)	$ (32.6)	$ 22.4

The company acquired 5,660,000 shares of Nanogen Inc. as a result of the Fisher merger. In December 2007, the company recorded a loss of $8.9 million on the investment in Nanogen for other than temporary impairment following a decline in the quoted fair market value of the shares that occurred between April and December 2007.

In July 2004, the company received 3,220,000 shares of Newport Corporation common stock upon the sale of Spectra-Physics to Newport. In June 2005, the company reached an agreement with Newport under which Newport purchased all of the 3,220,000 shares of Newport common stock. Newport purchased the shares for $13.56 per share, which resulted in aggregate proceeds of $43.7 million. The company recorded a loss on the sale of $1.3 million. The Newport shares had been subject to resale restrictions that would have fully lapsed by January 2006.

As a result of the divestiture of Thermo Cardiosystems Inc. in 2001, the company acquired shares of Thoratec Corporation. The company sold 4,436,000 shares of Thoratec common stock during 2005 and realized gains of $28.9 million. At December 31, 2005, the company no longer owned shares of Thoratec.

Gain (loss) on investments, net, also includes portfolio gains from the company's day-to-day investing activities. In addition to gains from the sale of available-for-sale investments, $1.5 million of gains arose in 2005 from the sale of investments that had been classified as Other Assets.

Note 5. Employee Benefit Plans

Stock-based Compensation Plans

The company has stock-based compensation plans for its key employees, directors and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock, stock options, stock bonus shares or performance-based shares, as determined by the compensation committee of the company's Board of Directors or in limited circumstances, by the company's option committee, which consists of its chief executive officer. Options granted prior to July 2000 under these plans vested over 0-10 years and had terms ranging from 3-12 years. Options granted in or after July 2000 under these plans generally vested over 3-5 years with terms of 7-10 years, assuming continued employment with certain exceptions. The company practice is to grant options at fair market value. The company also has a directors' stock option plan that provides for the annual grant of stock options of the company to outside directors. These options generally vest over three years, assuming continued service on the board, and expire seven years after the date of grant. The company generally issues new shares of its common stock to satisfy option exercises. The merger with Fisher resulted in a change in control and consequently, the vesting of substantially all of Thermo Electron's option and restricted stock awards accelerated except for those options of the company's chief executive officer who waived acceleration. As a result, substantially all shares became immediately exercisable and shares acquired upon exercise cease to be subject to transfer restrictions and the company's repurchase rights. The acceleration resulted in a pre-tax charge in 2006 of $36.7 million. Grants of stock options and restricted stock on or after November 9, 2006, provide that upon a future change in control of the company and qualifying termination of an option holder's employment, all options and time-based restricted stock awards held by the recipient become immediately vested unless an employment or other agreement with the employee provides for different treatment.

In December 2004, the FASB issued SFAS No.123R, "Share-based Payment," which requires compensation costs related to share-based transactions, including employee share options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."

Effective January 1, 2006, the company adopted the provisions of SFAS No. 123R using the modified prospective application transition method. Under this transition method, the compensation cost recognized beginning January 1, 2006 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost is recognized ratably over the requisite vesting period or, for 2006 and later grants, to the retirement date for retirement eligible employees, if earlier. Use of the date of retirement eligibility to record the expense associated with awards granted to retirement eligible employees did not materially affect the company's results of operations in the years ended 2007 and 2006. Prior period amounts have not been restated for the adoption of SFAS No. 123R.

The components of pre-tax stock-based compensation expense are as follows:

(In millions)	2007	2006 (a)	2005 (b)
Stock Option Awards	$35.2	$61.9	$ —
Restricted Share/Unit Awards	15.9	7.5	2.8
Total Stock-based Compensation Expense	$51.1	$69.4	$ 2.8

(a) Includes $33.8 million and $2.9 million of stock option and restricted share expense, respectively, resulting from the accelerated vesting upon the change of control that occurred as a result of the Fisher merger.

(b) Prior to the adoption of SFAS No. 123R compensation cost related to stock options was not recognized in the statement of income.

Note 5. Employee Benefit Plans (continued)

Stock-based compensation expense is included in the accompanying statement of income as follows:

(In millions)	2007	2006 (a)	2005 (b)
Cost of Revenues	$ 3.6	$ 7.1	$ —
Selling, General and Administrative Expenses	45.9	58.5	2.8
Research and Development Expenses	1.6	3.8	—
Total Stock-based Compensation Expense	$51.1	$69.4	$ 2.8

(a) Includes $3.8 million, $30.8 million, and $2.1 million of cost of revenues, selling, general and administrative and research and development expense resulting from the accelerated vesting upon the change of control that occurred as a result of the Fisher merger.

(b) Prior to the adoption of SFAS No. 123R compensation cost related to stock options was not recognized in the statement of income.

In accordance with SFAS No. 123R, SFAS No. 109 and EITF Topic D-32, "Intraperiod Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations," the company has elected to recognize any excess income tax benefits from stock option exercises in capital in excess of par value only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the company. The company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates. The company uses the incremental tax benefit approach for utilization of tax attributes. Tax benefits recognized in capital in excess of par value on the accompanying balance sheet were $99.1 million and $17.4 million, respectively, in 2007 and 2006.

Stock Options — The fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the company's stock. The average expected life was estimated using the simplified method for "plain vanilla" options as permitted by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of actual option forfeitures.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

	Years Ended		
	2007	2006	2005
Expected Stock Price Volatility	22%	26%	32%
Risk Free Interest Rate	4.3%	4.4%	3.9%
Expected Life of Options (years)	4.5	4.7	4.4
Expected Annual Dividend per Share	$ —	$ —	$ —

The weighted average per share grant-date fair values of options granted during 2007, 2006 and 2005 were $14.16, $12.40 and $9.04, respectively. The total intrinsic value of options exercised during the same periods was $429.9 million, $224.3 million and $20.7 million, respectively. The intrinsic value is the difference between the market value of the shares on the exercise date and the exercise price of the option.

Note 5. Employee Benefit Plans (continued)

As a result of the merger with Fisher, options to purchase 9,661,000 shares of Fisher common stock were converted into options to purchase 19,322,000 shares of company stock. These options had a fair value at the merger date of $394.5 million, which was recorded as part of the merger consideration. Of the total options issued in connection with the merger, options to purchase 1,621,000 shares of company common stock were not fully vested. The fair value of these options ($15.1 million) was treated as a reduction of the merger consideration and is being recorded as compensation cost over the vesting period.

A summary of option activity as of December 31, 2007 and changes during the three years then ended is presented below:

	Shares (In millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (a) (In millions)
Outstanding at December 31, 2004	10.9	20.38		
Granted	3.5	27.47		
Exercised	(1.7)	16.49		
Canceled/expired	(0.6)	26.20		
Outstanding at December 31, 2005	12.1	22.65		
Granted	8.9	40.53		
Issued in connection with Fisher merger	19.3	21.75		
Exercised	(9.5)	19.07		
Canceled	(0.2)	30.45		
Expired	(0.1)	32.67		
Outstanding at December 31, 2006	30.5	28.30		
Granted	0.7	52.01		
Exercised	(15.1)	22.90		
Canceled	(0.8)	41.49		
Expired	—	—		
Outstanding at December 31, 2007	15.3	33.99	5.2	$363.8
Vested and Unvested Expected to Vest at December 31, 2007	15.1	33.86	5.2	$360.8
Exercisable at December 31, 2007	10.4	29.52	4.9	$293.1

(a) Market price per share on December 31, 2007 was $57.68.

As of December 31, 2007, there was $54.6 million of total unrecognized compensation cost related to unvested stock options granted (including unvested awards converted from outstanding Fisher options). The cost is expected to be recognized over a weighted average period of 2.7 years.

Note 5. Employee Benefit Plans (continued)

Restricted Share Awards — The company awards to a number of key employees restricted company common stock or restricted units that convert into an equivalent number of shares of common stock assuming continued employment, with some exceptions. The awards generally vest in equal annual installments over two to three years, assuming continued employment, with some exceptions. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights but are entitled to receive dividend equivalents. The fair value of restricted share/unit awards is determined based on the number of shares/units granted and the market value of the company's shares on the grant date.

During 2007, 2006 and 2005, the company granted 62,500, 401,900 and 146,000 share awards respectively, at a weighted average fair value of $54.97, $42.66 and $27.91, respectively, per share on the grant date.

In 2006, the company awarded certain key employees 134,000 restricted shares of common stock, the vesting of which is contingent upon meeting certain operating targets. The company is recognizing the cost of the awards over the contingent vesting periods of 4-5 years. The actual vesting periods may be shorter if certain performance goals are achieved. The ultimate value of the awards will be determined when they are earned. The company established an initial value for the awards based on the fair market value at the date of grant and marks them to market for changes in fair market value. The company recognized $1.7 million and $0.2 million of cost associated with the awards in 2007 and 2006, respectively, and at December 31, 2007, the awards, net of forfeited shares, had a total value of $7.3 million. Should the performance targets not be met, any recognized compensation cost would be reversed.

As a result of the merger with Fisher, restricted units convertible into 468,000 shares of Fisher common stock were converted into restricted units convertible into 936,000 shares of company stock. These restricted units had a fair value at the merger date of $36.4 million, which was recorded as part of the merger consideration. The restricted units issued in connection with the merger were not fully vested. The fair value of the unvested portion of these units ($29.1 million) was treated as a reduction of the merger consideration and is being recorded as compensation cost over the vesting period.

A summary of the status of the company's restricted shares/units as of December 31, 2007 and changes during the year then ended are presented below:

	Shares (In thousands)	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2005	199	$27.03
Granted	402	42.66
Issued in connection with Fisher merger	936	38.93
Vesting	(268)	29.62
Unvested at December 31, 2006	1,269	40.21
Granted	62	54.97
Vesting	(477)	43.34
Forfeited	(63)	45.07
Unvested at December 31, 2007	791	$46.55

Note 5. Employee Benefit Plans (continued)

As of December 31, 2007, there was $23.6 million of total unrecognized compensation cost related to unvested restricted share awards. That cost is expected to be recognized over a weighted average period of 2.1 years. The total fair value of shares vested during 2007, 2006 and 2005 was $20.7 million, $7.9 million and $2.1 million, respectively. Prior to 2006, the company recorded the unrecognized compensation cost associated with restricted stock awards as a separate account within shareholders equity. Upon the adoption of SFAS No. 123R in 2006, the balance of the deferred compensation was eliminated against capital in excess of par value on the balance sheet.

Prior to January 1, 2006, the company accounted for stock-based compensation plans in accordance with the provisions of APB Opinion No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of stock options with an exercise price equal to or greater than the market price at the date of grant. Had compensation cost for awards granted after 1994 under the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, and had the fair value of awards been amortized on a straight-line basis over the vesting period, the effect on certain financial information of the company for 2005 would have been as follows:

(In millions except per share amounts)	2005
Income from Continuing Operations:	
As reported	$198.3
Add: Stock-based employee compensation expense included in reported results, net of tax	1.8
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(15.4)
Pro forma	$184.7
Basic Earnings per Share from Continuing Operations:	
As reported	$ 1.23
Pro forma	$ 1.14
Diluted Earnings per Share from Continuing Operations:	
As reported	$ 1.21
Pro forma	$ 1.13
Net Income:	
As reported	$223.2
Add: Stock-based employee compensation expense included in reported net income, net of tax	1.8
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(15.4)
Pro forma	$209.6
Basic Earnings per Share:	
As reported	$ 1.38
Pro forma	$ 1.30
Diluted Earnings per Share:	
As reported	$ 1.36
Pro forma	$ 1.28

Note 5. Employee Benefit Plans (continued)

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Under this program, beginning in 2006, shares may be purchased under the program at 95% of the fair market value at the end of the purchase period and the shares purchased are not subject to a holding period. Prior to 2006, shares of the company's common stock could be purchased at 85% of the lower of the fair market value at the beginning or end of the purchase period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. In early 2008, 2007 and 2006, the company issued 66,000, 59,000 and 115,000 shares, respectively, of its common stock for the 2007, 2006 and 2005 plan years, which ended on December 31.

The company had a plan in England under which employees could purchase shares of the company's common stock through payroll deductions. Following the issuance of 30,000 shares under the plan in 2005, the plan was discontinued.

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings and other defined contribution plans cover the majority of the company's eligible U.S. and certain non-U.S. employees. Contributions to the plans are made by both the employee and the company. Company contributions are based on the level of employee contributions. Certain of the company's subsidiaries offer retirement plans in lieu of participation in the company's 401(k) savings plans. Company contributions to these plans are based on formulas determined by the company. In 2007, 2006 and 2005, the company charged to expense $56.8 million, $26.9 million and $22.2 million, respectively, related to its defined contribution plans.

Defined Benefit Pension Plans

Employees of a number of non-U.S. and certain U.S. subsidiaries participate in defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. Following the merger with Fisher, the company also has a cash balance pension plan that was amended prior to the merger to eliminate future compensation credits and a postretirement healthcare program for which certain employees are eligible to participate. The costs of the healthcare program are funded on a self-insured and insured-premium basis.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as a plan asset. The recognition of a new liability or a new asset results in the elimination of (a) previously existing unrecognized net gain or loss, (b) unrecognized prior service cost and (c) unrecognized net transition obligation. Fisher's pension obligations were recorded by the company at the date of merger pursuant to these rules. The funding of Fisher's plans is not directly affected by the merger.

The company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2007, 2006 and 2005, the company made contributions of approximately $54.2 million, $50.3 million and $17.1 million, respectively.

Fisher also maintained a supplemental non-qualified executive retirement program (SERP) for certain of its executives. Accrual of future benefits under the plan ceased following the merger. The benefit obligation related to this program is approximately $12 million at December 31, 2007. Assets of approximately $7 million at December 31, 2007 are set aside in a rabbi trust established for this program, which were included in other assets in the accompanying balance sheet.

Note 5. Employee Benefit Plans (continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's domestic and non-U.S. pension plans:

(In millions)	Domestic Pension Benefits 2007	Domestic Pension Benefits 2006	Non-U.S. Pension Benefits 2007	Non-U.S. Pension Benefits 2006
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 406.8	$ 28.9	$ 672.1	$ 292.7
Business combination	—	386.3	—	329.1
Service costs	6.0	1.8	9.8	5.5
Interest costs	22.7	4.7	31.8	15.8
Plan amendment	—	—	—	1.4
Plan participants' contribution	—	—	2.4	1.2
Actuarial (gains) losses	2.0	(11.1)	(51.0)	(2.5)
Benefits paid	(26.0)	(3.8)	(19.9)	(11.6)
Currency translation and other	(6.0)	—	18.1	40.5
Benefit Obligation at End of Year	$ 405.5	$ 406.8	$ 663.3	$ 672.1
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ 411.8	$ 19.9	$ 496.0	$ 177.6
Business combination	—	378.8	—	279.2
Actual return on plan assets	28.0	15.0	28.2	14.2
Employer contribution	8.9	1.9	15.4	8.9
Plan participants' contributions	—	—	2.4	1.2
Benefits paid	(26.0)	(3.8)	(19.9)	(11.6)
Currency translation and other	(5.6)	—	3.8	26.5
Fair Value of Plan Assets at End of Year	$ 417.1	$ 411.8	$ 525.9	$ 496.0
Funded Status	$ 11.6	$ 5.0	$ (137.4)	$ (176.1)
Accumulated Benefit Obligation	$ 378.5	$ 380.3	$ 630.5	$ 630.7
Amounts Recognized in Consolidated Balance Sheet Consist of:				
Non-current asset	$ 23.3	$ 19.9	$ 1.4	$ 1.4
Current liability	—	(0.4)	(4.5)	(2.1)
Non-current liability	(11.7)	(14.5)	(134.3)	(175.4)
Net amount recognized	$ 11.6	$ 5.0	$ (137.4)	$ (176.1)

Note 5. Employee Benefit Plans (continued)

(In millions)	Domestic Pension Benefits 2007	Domestic Pension Benefits 2006	Non-U.S. Pension Benefits 2007	Non-U.S. Pension Benefits 2006
Amounts Recognized in Accumulated Other Comprehensive (Income) Loss Consist of:				
Net actuarial (gain) loss	$ (6.9)	$ (11.6)	$ 19.4	$ 71.6
Prior service costs	—	—	—	0.1
Net amount recognized	$ (6.9)	$ (11.6)	$ 19.4	$ 71.7

The actuarial assumptions used to compute the funded (unfunded) status for the plans are based upon information available as of December 31, 2007 and 2006 and are as follows:

	Domestic Pension Benefits 2007	Domestic Pension Benefits 2006	Non-U.S. Pension Benefits 2007	Non-U.S. Pension Benefits 2006
Weighted Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	5.75%	5.77%	5.20%	4.65%
Average rate of increase in employee compensation	4.04%	4.04%	3.60%	3.44%

The actuarial assumptions used to compute the net periodic pension benefit cost (income) are based upon information available as of the beginning of the year, as presented in the following table:

	Domestic Pension Benefits 2007	Domestic Pension Benefits 2006	Domestic Pension Benefits 2005	Non-U.S. Pension Benefits 2007	Non-U.S. Pension Benefits 2006	Non-U.S. Pension Benefits 2005
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)						
Discount rate	5.77%	5.50%	6.00%	4.65%	4.54%	4.79%
Average rate of increase in employee compensation	4.04%	4.03%	4.50%	3.44%	3.39%	3.00%
Expected long-term rate of return on assets	7.78%	7.81%	9.00%	5.60%	5.80%	5.88%

Note 5. Employee Benefit Plans (continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's SERP and other postretirement benefit plans:

	SERP Benefits		Postretirement Benefits	
(In millions)	2007	2006	2007	2006
Change in Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 36.9	$ —	$ 28.9	$ —
Business combination	—	76.1	3.2	29.6
Service costs	0.1	0.1	1.0	0.1
Interest costs	1.8	0.4	1.8	0.2
Plan participants' contribution	—	—	1.0	0.2
Actuarial (gains) losses	(0.4)	(0.4)	(1.0)	(0.5)
Benefits paid	(27.4)	(39.3)	(3.5)	(0.5)
Currency translation and other	0.5	—	1.5	(0.2)
Benefit Obligation at End of Year	$ 11.5	$ 36.9	$ 32.9	$ 28.9
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —	$ —
Employer contribution	27.4	39.3	2.5	0.3
Plan participants' contributions	—	—	1.0	0.2
Benefits paid	(27.4)	(39.3)	(3.5)	(0.5)
Fair Value of Plan Assets at End of Year	$ —	$ —	$ —	$ —
Funded Status	$(11.5)	$(36.9)	$(32.9)	$(28.9)
Accumulated Benefit Obligation	$ 11.5	$ 36.5		
Amounts Recognized in Consolidated Balance Sheet Consist of:				
Current liability	$ (1.2)	$(24.7)	$ (2.2)	$ (2.1)
Non-current liability	(10.3)	(12.2)	(30.7)	(26.8)
Net amount recognized	$(11.5)	$(36.9)	$(32.9)	$(28.9)

Note 5. Employee Benefit Plans (continued)

(In millions)	SERP Benefits 2007	SERP Benefits 2006	Postretirement Benefits 2007	Postretirement Benefits 2006
Amounts Recognized in Accumulated Other Comprehensive Income Consist of:				
Net actuarial (gain) loss	$ (0.2)	$ (0.4)	$ (1.6)	$ (0.5)
Weighted Average Assumptions Used to Determine Benefit Obligations				
Discount rate	5.75%	5.75%	5.66%	5.62%
Average rate of increase in employee compensation	4.00%	4.00%	—%	—%
Initial healthcare cost trend rate			9.66%	11.29%
Ultimate healthcare cost trend rate			5.41%	5.70%

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached between 2012 and 2016.

	SERP Benefits 2007	SERP Benefits 2006	Postretirement Benefits 2007	Postretirement Benefits 2006
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)				
Discount rate	5.75%	5.50%	5.62%	5.44%
Average rate of increase in employee compensation	4.00%	4.00%	—%	—%

The discount rate reflects the rate the company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations or, in certain instances, the company has used a hypothetical portfolio of high quality instruments with maturities that mirror the benefit obligation in order to accurately estimate the discount rate relevant to a particular plan.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

Note 5. Employee Benefit Plans (continued)

The expected rate of compensation increase reflects the long-term average rate of salary increases and is based on historic salary increase experience and management's expectations of future salary increases.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2008 are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits
Net actuarial loss	$ —	$1.5
Net prior service costs	—	0.1
	$ —	$1.6

There are no amounts in accumulated other comprehensive income related to the SERP and postretirement benefit plans expected to be recognized in net periodic benefit cost in 2008.

The projected benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with projected benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2007	Pension Plans 2006
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$717.3	$704.9
Fair value of plan assets	555.3	475.5

The accumulated benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with accumulated benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2007	Pension Plans 2006
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$523.8	$507.3
Fair value of plan assets	396.6	322.9

The company has other postretirement benefit plans discussed elsewhere in this note with an accumulated post-retirement benefit obligation of $32.9 million that is unfunded. The plans are excluded from the above table.

The measurement date used to determine benefit information is December 31 for all plan assets and benefit obligations.

Note 5. Employee Benefit Plans (continued)

The net periodic pension benefit cost (income) includes the following components for 2007, 2006 and 2005:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost (income)						
Service cost-benefits earned	$ 6.0	$ 1.8	$ 0.9	$ 9.8	$ 5.5	$ 6.5
Interest cost on benefit obligation	22.7	4.7	1.5	31.8	15.8	11.9
Expected return on plan assets	(30.8)	(6.1)	(1.7)	(28.4)	(13.3)	(9.7)
Recognized actuarial net (gain) loss	0.4	0.5	0.3	3.1	3.3	2.3
Amortization of prior service benefit	—	—	—	0.1	2.6	4.1
Settlement/curtailment (gain) loss	(0.9)	—	—	0.1	—	—
Special termination benefit recognized	0.1	—	—	0.3	—	—
Net periodic benefit cost (income)	$ (2.5)	$ 0.9	$ 1.0	$ 16.8	$ 13.9	$ 15.1

The SERP and other postretirement benefits include the following components for 2007 and 2006:

	SERP Benefits		Postretirement Benefits	
(In millions)	2007	2006	2007	2006
Components of Net Periodic Benefit Cost (Income)				
Service cost-benefits earned	$0.1	$0.1	$1.0	$0.1
Interest cost on benefit obligation	1.8	0.4	1.8	0.2
Settlement/curtailment (gain) loss	(0.2)	—	—	—
Net periodic benefit cost	$1.7	$0.5	$2.8	$0.3

During the second quarter of 2005, the company merged two defined benefit plans in the U.K. and provided the participating employees with a defined contribution plan while limiting future benefits under the combined defined benefit plan. The transaction met the criteria of a plan curtailment although no gain or loss resulted. In connection with the transaction, the company contributed $10.9 million to the combined U.K. defined benefit plan.

Contributions are estimated at between $20 and $30 million for 2008.

Note 5. Employee Benefit Plans (continued)

Expected benefit payments are estimated using the same assumptions used in determining the company's benefit obligation at December 31, 2007. Benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, and changes in any of these factors could significantly affect these estimated future benefit payments. Estimated future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter, are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
2008	$ 20.8	$ 19.0	$ 0.4	$ 2.2
2009	20.6	20.0	0.4	2.1
2010	21.2	21.0	0.4	2.1
2011	21.6	21.5	0.5	2.1
2012	22.9	23.7	0.5	2.0
2013-2017	130.2	141.6	2.7	10.5

The company's investment policy for its pension plans is to balance risk and return through a diversified portfolio to reduce interest rate and market risk. Maturities are managed so that sufficient liquidity exists to meet immediate and future benefit payment requirements.

For the company's plans, the asset allocation at the respective year ends by asset category was as follows:

	2007	2006
Equity Securities	50%	57%
Debt Securities	34%	32%
Insurance Policies	8%	4%
Real Estate	3%	2%
Cash and Other	5%	5%
	100%	100%

The weighted-average asset allocation presented above approximates target allocation. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses.

A change in the assumed healthcare cost trend rate by one percentage point effective January 2007 would change the accumulated postretirement benefit obligation as of December 31, 2007 and the 2007 aggregate of service and interest costs, as follows:

(In millions)	Increase	Decrease
One Percentage Point:		
Effect on total of service and interest cost components	$ 0.5	$ (0.3)
Effect on postretirement healthcare benefit obligation	3.7	(2.9)

Note 6. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

(In millions)	2007	2006	2005
U.S.	$660.5	$ 23.4	$155.9
Non-U.S.	220.8	186.0	130.0
	$881.3	$209.4	$285.9

The components of the provision for income taxes of continuing operations are as follows:

(In millions)	2007	2006	2005
Income Tax Provision (Benefit):			
Federal	$ 57.0	$ 45.0	$ 44.8
Non-U.S.	90.9	77.8	56.5
State	24.5	4.4	1.9
	172.4	127.2	103.2
Deferred Income Tax Provision (Benefit):			
Federal	75.0	(43.8)	(1.4)
Non-U.S.	(134.0)	(29.5)	(13.7)
State	(11.7)	(10.8)	(0.5)
	(70.7)	(84.1)	(15.6)
	$ 101.7	$ 43.1	$ 87.6

The income tax provision included in the accompanying statement of income is as follows:

(In millions)	2007	2006	2005
Continuing Operations	$101.7	$ 43.1	$ 87.6
Discontinued Operations	4.2	1.3	16.3
	$105.9	$ 44.4	$103.9

The company receives a tax deduction upon the exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $99.1 million, $17.4 million and $6.6 million of such benefits of the company that have been allocated to capital in excess of par value in 2007, 2006 and 2005, respectively.

Note 6. Income Taxes (continued)

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

(In millions)	2007	2006	2005
Provision for Income Taxes at Statutory Rate	$ 308.5	$ 73.3	$ 100.1
Increases (Decreases) Resulting From:			
Foreign rate differential	(148.6)	(30.7)	(7.1)
Change in tax laws	(31.6)	—	—
Income tax credits	(33.2)	(5.9)	(5.6)
Extraterritorial income exclusion	—	(4.9)	(4.5)
Manufacturing deduction	(15.3)	(2.5)	(0.9)
Basis difference of businesses sold or terminated	—	2.4	—
State income taxes, net of federal tax	10.0	(4.7)	1.3
Nondeductible expenses	6.4	13.9	0.5
FIN 48 reserves, net	3.2	—	—
Tax return reassessments and settlements	—	2.0	4.0
Other, net	2.3	0.2	(0.2)
	$ 101.7	$ 43.1	$ 87.6

During 2007, the company recorded an income tax benefit of $31.6 million, net, principally due to a reduction in deferred income taxes as a result of tax law changes in the United Kingdom, Denmark, Canada and Germany.

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In millions)	2007	2006
Deferred Tax Asset (Liability):		
Depreciation and amortization	$(2,549.2)	$(2,788.5)
Net operating loss and credit carryforwards	433.2	387.3
Reserves and accruals	146.5	167.0
Accrued compensation	101.2	127.2
Inventory basis difference	34.7	1.6
Available-for-sale investments	5.6	7.2
Other, net	15.0	7.1
	(1,813.0)	(2,091.1)
Less: Valuation allowance	197.0	195.2
	$(2,010.0)	$(2,286.3)

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. At December 31, 2007, $174.1 million of the company's valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce goodwill of an acquired business. Upon the January 1, 2009 adoption of SFAS No. 141(R), however, changes in deferred tax asset valuation allowances following an acquisition generally will affect income tax expense, including any changes associated with acquisitions that occurred prior to the effective date of SFAS No. 141(R).

Note 6. Income Taxes (continued)

At December 31, 2007, the company had federal, state and non-U.S. net operating loss carryforwards of $247.7 million, $672.6 million and $684.1 million, respectively. Use of the carryforwards is limited based on the future income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2008 through 2027. Of the non-U.S. net operating loss carryforwards, $86.4 million expire in the years 2008 through 2027, and the remainder do not expire. The company also had $98.9 million of federal foreign tax credit carryforwards as of December 31, 2007, which expire in the years 2008 through 2017.

A provision has not been made for U.S. or additional non-U.S. taxes on $1.88 billion of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost.

Adoption of FASB Interpretation No. 48

The company adopted the provisions of FIN 48 on January 1, 2007 (FIN 48 is initially described in Note 1). As a result of the implementation of FIN 48, the company recognized no material adjustment in the liability for unrecognized tax benefits. As of the adoption date of January 1, 2007, the company had $87.7 million of unrecognized tax benefits, of which $35.6 million, if recognized, would affect the effective tax rate and the remaining $52.1 million, if recognized, would decrease goodwill. As of the adoption date the company had accrued interest expense and penalties related to the unrecognized tax benefits of $5.3 million, which is included in the $87.7 million of unrecognized tax benefits. As of December 31, 2007, the company had $79.2 million of unrecognized tax benefits, of which $38.8 million, if recognized, would affect the effective tax rate and the remaining $40.4 million, if recognized, would decrease goodwill. As of December 31, 2007 the company had accrued interest expense and penalties related to the unrecognized tax benefits of $5.3 million, which is included in the $79.2 million of unrecognized tax benefits. Upon the January 1, 2009 adoption of SFAS No. 141(R) however, changes in unrecognized tax benefits following an acquisition generally will affect income tax expense, including any changes associated with acquisitions that occurred prior to the effective date of SFAS No. 141(R). The company recognizes interest and penalties related to unrecognized tax benefits as a component of tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2007
Balance at beginning of year	$ 87.7
Additions for tax positions of current year	3.5
Closure of tax years	(12.0)
Balance at end of year	$ 79.2

The company conducts business globally and, as a result, Thermo Fisher or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, the United Kingdom and the United States. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years before 2001.

During 2007, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a $2.3 million decrease in the liability for unrecognized tax benefits, $2.0 million of which reduced goodwill and $0.3 million of which reduced income tax expense.

Note 6. Income Taxes (continued)

During 2007, the company settled audits of the 2003 pre-acquisition tax years of certain Fisher subsidiaries which resulted in a $2.6 million decrease in both the liability for unrecognized tax benefits and goodwill. The company also settled audits of the 1994-1997 tax years of certain German subsidiaries which resulted in a $7.1 million decrease in both the liability for unrecognized tax benefits and goodwill. The company is currently under audit by the Internal Revenue Service for the 2001 to 2004 tax years. The examination is at the appeals level of the IRS. The company does not currently expect any significant changes to previously recorded unrecognized tax benefits. The IRS is also auditing the 2004 and 2005 pre-acquisition tax years of certain Fisher subsidiaries. It is likely that the examination phase of these audits will be completed within twelve months. There have been no significant changes to the status of these examinations during 2007, and the company does not currently expect any significant changes to previously recorded unrecognized tax benefits.

Note 7. Earnings per Share

(In millions except per share amounts)	2007	2006	2005
Income from Continuing Operations	$779.6	$166.3	$198.3
Income from Discontinued Operations	—	0.5	—
(Loss) Gain on Disposal of Discontinued Operations, Net	(18.5)	2.1	24.9
Net Income for Basic Earnings per Share	761.1	168.9	223.2
Effect of Convertible Debentures	—	1.6	1.6
Income Available to Common Shareholders, as Adjusted for Diluted Earnings per Share	$761.1	$170.5	$224.8
Basic Weighted Average Shares	421.5	196.1	161.6
Effect of:			
Convertible debentures	13.8	3.2	1.8
Stock options, restricted stock awards and warrants	8.4	4.4	1.9
Diluted Weighted Average Shares	443.7	203.7	165.3
Basic Earnings per Share:			
Continuing operations	$1.85	$ .85	$1.23
Discontinued operations	(.04)	.01	.15
	$1.81	$ .86	$1.38
Diluted Earnings per Share:			
Continuing operations	$1.76	$ .82	$1.21
Discontinued operations	(.04)	.01	.15
	$1.72	$ .84	$1.36

Options to purchase 3,690,000, 3,783,000 and 1,391,000 shares of common stock were not included in the computation of diluted earnings per share for 2007, 2006 and 2005, respectively, because the options' exercise prices were greater than the average market price for the common stock and their effect would have been antidilutive.

Note 7. Earnings per Share (continued)

Under EITF No. 04-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share," and EITF No. 90-19 "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion," because of the company's obligation to settle the par value of its convertible notes in cash, the company is not required to include any shares underlying the convertible notes in its diluted weighted average shares outstanding until the average stock price per share for the period exceeds the $23.73, $29.55, and $40.20 conversion price for the 2.50% Senior Convertible Notes due 2023, the Floating Rate Senior Convertible Debentures due 2033 and the 3.25% Senior Convertible Subordinated Notes due 2024, respectively, and only to the extent of the additional shares the company may be required to issue in the event the company's conversion obligation exceeds the principal amount of the notes or debentures converted. At such time, only the number of shares that would be issuable (under the treasury stock method of accounting for share dilution) are included, which is based upon the amount by which the average stock price exceeds the conversion price.

The table below discloses the effect of increases in the company's stock price on the amount of shares to be included in the earnings per share calculation. The securities are convertible only if the common stock price equals or exceeds the trigger price. The table assumes normal conversion for the 2.50% Senior Convertible Notes due 2023, the Floating Rate Senior Convertible Debentures due 2033 and the 3.25% Senior Convertible Subordinated Notes due 2024 in which the principal amount is paid in cash, and the excess up to the conversion value is paid in shares of the company's stock as follows:

	2.50% Senior Convertible Notes	Floating Rate Senior Convertible Debentures	3.25% Senior Convertible Subordinated Notes
Principal Outstanding (In millions)	$300.0	$344.4	$329.3
Conversion Price Per Share	23.73	29.55	40.20
Trigger Price	28.48	38.41	48.24

(Shares amounts in millions)	Total Potential Shares			
Future Common Stock Price	2.50% Senior Convertible Notes	Floating Rate Senior Convertible Debentures	3.25% Senior Convertible Subordinated Notes	Potential Share Increase
$23.73	—	—	—	—
$24.73	0.5	—	—	0.5
$29.55	2.5	—	—	2.5
$30.55	2.8	0.4	—	3.2
$40.20	5.2	3.1	—	8.3
$41.20	5.4	3.3	0.2	8.9
$50.00	6.6	4.8	1.6	13.0
$55.00	7.2	5.4	2.2	14.8
$60.00	7.7	5.9	2.7	16.3
$65.00	8.0	6.4	3.1	17.5
$70.00	8.4	6.7	3.5	18.6

Note 8. Comprehensive Income

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet, including currency translation adjustments, unrealized gains and losses, net of tax, on available-for-sale investments and hedging instruments; and pension and other postretirement benefit liability adjustments.

Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In millions)	2007	2006
Cumulative Translation Adjustment	$394.5	$193.6
Net Unrealized Gain on Available-for-sale Investments (net of tax provision of $0.6)	1.5	—
Net Unrealized Losses on Hedging Instruments (net of tax benefit of $0.9 in 2007 and $1.0 in 2006)	(1.4)	(1.7)
Pension and Other Postretirement Benefit Liability Adjustments (net of tax benefit of $4.1 in 2007 and $17.5 in 2006)	(6.2)	(41.7)
	$388.4	$150.2

The amount of available-for-sale investments reclassified out of other comprehensive income into net income in 2005 was $5.7 million, net of tax. No amounts were reclassified in 2007 and 2006.

The amount of pension and other postretirement benefit liability adjustments recognized in net income in 2007 was $2.3 million, net of tax. No amounts were recognized in 2006 and 2005.

Note 9. Short-term Investments

The aggregate market value, cost basis and gross unrealized gains and losses of short-term available-for-sale investments by major security type are as follows:

(In millions)	Market Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses
2007					
Equity Securities	$ 3.2	$ 2.7	$ 0.5	$ —	$ —
Auction Rate Securities	8.9	8.9	—	—	—
	$12.1	$11.6	$ 0.5	$ —	$ —
2006					
Equity Securities	$11.7	$11.8	$ 0.3	$ 0.4	$10.6
Auction Rate Securities	8.5	8.5	—	—	—
	$20.2	$20.3	$ 0.3	$ 0.4	$10.6

Note 9. Short-term Investments (continued)

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. The net gain on the sale of available-for-sale investments resulted from gross realized gains of $0.7 million and $35.1 million in 2006 and 2005, respectively, and gross realized losses of $9.0 million and $1.3 million in 2007 and 2005, respectively.

The company's investments in auction rate securities are recorded at cost, which approximates fair value due to their variable interest rates. The interest rates generally reset every 7 to 28 days. All income generated from these investments has been recorded as interest income.

In addition to available-for-sale investments, the company had $2.0 million and $3.5 million of trading securities, consisting of debt and equity securities, at December 31, 2007 and 2006, respectively. Trading gains associated with this portfolio were $0.2 in 2007 and were not material in 2006.

Note 10. Debt and Other Financing Arrangements

(In millions)	2007	2006
Revolving Credit Facility	$ —	$ 322.0
Money Market Loans	—	136.0
2.50% Senior Convertible Notes, Due 2023 Convertible at $23.73 per Share	300.0	300.0
Floating Rate Senior Convertible Debentures, Due 2033 Convertible at $29.55 per Share	344.4	344.5
3.25% Senior Subordinated Convertible Notes, Due 2024 Convertible at $40.20 per Share	329.3	329.3
5% Senior Notes, Due 2015	250.0	250.0
7 5/8% Senior Notes, Due 2008	130.3	129.3
6 3/4% Senior Subordinated Notes, Due 2014	307.3	308.1
6 1/8% Senior Subordinated Notes, Due 2015	500.0	500.0
3.25% Subordinated Convertible Debentures, Due 2007, Convertible at $41.84 per Share	—	7.4
Other	33.9	37.4
	2,195.2	2,664.0
Less: Short-term Obligations and Current Maturities	149.3	483.3
	$2,045.9	$2,180.7

Note 10. Debt and Other Financing Arrangements (continued)

The annual repayment requirements for long-term obligations are as follows:

(In millions)	2007
2008	$ 149.3
2009	3.7
2010	1.8
2011	1.7
2012	1.8
2013 and thereafter	2,036.9
	$2,195.2

See Note 13 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $11.4 million and $467.3 million at year-end 2007 and 2006, respectively, of short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for short-term borrowings was 1.75% and 5.6% at December 31, 2007 and 2006, respectively. In addition to available borrowings under the company's five-year revolving credit agreements and a money market loan fund arrangement, all discussed below, the company had unused lines of credit of $120.8 million as of December 31, 2007. These unused lines of credit generally provide for short-term unsecured borrowings at various interest rates.

On November 9, 2006, in connection with the merger with Fisher, the company entered into a new $1 billion multi-currency credit facility, discussed below. The company used proceeds from this facility to prepay Fisher debt. The company also terminated its $250 million revolving credit and 175 million euro credit facilities. There were no outstanding balances when those facilities were terminated.

In connection with the Fisher merger, the company assumed three issuances of convertible debt as well as two issuances of fixed-rate debt, described below. The company became a co-obligor of this debt. The debt was recorded at the merger date at its fair value. The excess of the fair value over the principal value of the convertible debt, or $546.8 million, was deemed to arise from the value of the conversion features and was allocated to capital in excess of par value.

On December 15, 2006, the company provided a notice to the holders of the 3.25% subordinated convertible debentures due 2007 that the debentures would be redeemed on January 5, 2007. The holders' right to convert the debentures into common shares of the company expired on December 28, 2006. The holders of $69.8 million in aggregate principal amount converted their debentures into common shares. On January 5, 2007, the remaining debentures totaling $7.4 million in aggregate principal amount were redeemed at par plus accrued interest.

Credit Facilities

In November 2006, the company entered into a revolving credit facility (the "Revolving Credit Facility") with a bank group that provides for up to $1 billion of unsecured multi-currency revolving credit that will expire in August 2012. The agreement allows for the company to request an extension of the facility until August 2013. The company also has the right to request an increase in the size of the facility by up to $500 million. The agreement calls for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The rate at December 31, 2007, was between 4.49% and 4.6% (depending on duration) under the more favorable of the two

Note 10. Debt and Other Financing Arrangements (continued)

rates. The Revolving Credit Facility allows for the issuance of letters of credit, which reduces the amount available for borrowing. The agreement contains affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain total leverage below a certain maximum level. The credit agreement permits the company to use the facility for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes. As of December 31, 2007, there were no borrowings under the revolver and $44.8 million in letters of credit outstanding, resulting in $955.2 million of borrowings available under the Revolving Credit Facility.

Money Market Loans

The company has an uncommitted line of credit of up to $250 million through a series of short-term money market loans funded on an ongoing basis in the secondary market. Such money market loans typically have maturity periods of between one and three months, however they can have longer durations as the market will bear. Furthermore, they bear varying rates of interest based on the maturity date and market rate at the time of issuance. As of December 31, 2007, the company did not have any outstanding borrowings under this line.

2.50% Senior Convertible Notes due 2023

At the closing date of the merger with Fisher, the company assumed $300.0 million aggregate principal amount of 2.50% Senior Convertible Notes due 2023. Interest on the notes is payable on April 1 and October 1 of each year. The notes are convertible at the option of the holder upon the occurrence of certain events at a price of $23.73 per share. The company will be required to deliver cash to holders upon conversion, up to the principal amount of the notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option on or after October 2, 2010, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on October 1, 2010, October 1, 2015, and October 1, 2020, or upon a change of control.

Floating Rate Senior Convertible Debentures due 2033

At the closing date of the merger with Fisher, the company assumed $344.4 million aggregate principal amount of Floating Rate Senior Convertible Debentures due 2033. Interest on the notes is payable on March 15, June 15, September 15 and December 15 of each year at an annual rate of 90-day LIBOR minus 1.25% (3.45% as of December 31, 2007). Additional quarterly interest equal to 0.0625% of the market value of the notes will be paid commencing with the quarterly interest period beginning December 15, 2009, if the market value of the notes during specified testing periods is 120% or more of the principal value. The notes are convertible at the option of the holder upon the occurrence of certain events at a price of $29.55 per share. The company will be required to deliver cash to holders upon conversion, up to the principal amount of notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option on or after March 15, 2010, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on December 15, 2008, March 15, 2010, December 15, 2014, December 15, 2019, December 15, 2024, and December 15, 2029, or upon a change of control.

Note 10. Debt and Other Financing Arrangements (continued)

3.25% Senior Subordinated Convertible Notes due 2024

At the closing date of the merger with Fisher, the company assumed $330.0 million aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2024. Interest on the notes is payable on March 1 and September 1 of each year. The notes are convertible at the option of the holder upon the occurrence of certain events at a price of $40.20 per share. The company will be required to deliver cash to holders upon conversion, up to the principal amount of notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option, on or after March 2, 2011, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on March 1, 2011, March 1, 2016 and March 1, 2021, or upon a change of control.

5% Senior Notes due 2015

The company has $250 million principal amount of 5% Senior Notes due 2015. Interest on the notes is payable on June 1 and December 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

Prior to issuing this debt, the company entered into forward starting pay fixed swap agreements with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the swaps hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on $250 million of principal amount of the 10-year fixed-rate debt issue (or any subsequent refinancing of such debt). The change in the fair value of the hedge upon termination was $2.0 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2015.

7 5/8% Senior Notes due 2008

The company has $128.7 million principal amount of 7 5/8% Senior Notes due 2008. Interest on the notes is payable on April 30 and October 30 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

During 2002, the company entered into interest-rate swap arrangements for the $128.7 million principal amount of notes with the objective of reducing interest costs. The arrangements provide that the company will receive a fixed interest rate of 7 5/8%, and will pay a variable rate of 90-day LIBOR plus 2.19% (5.44% as of December 31, 2007). The swaps have terms expiring at the maturity of the debt. The swaps are designated as fair-value hedges and as such, are carried at fair value, which resulted in an increase in both current assets and current maturities of long-term debt of $1.6 million at December 31, 2007 and an increase in both other long-term assets and long-term debt of $0.6 million at December 31, 2006. The swap arrangements are with different counterparties than the holders of the underlying debt. Management believes that any credit risk associated with the swaps is remote based on the creditworthiness of the financial institutions issuing the swaps.

Note 10. Debt and Other Financing Arrangements (continued)

6 3/4% Senior Subordinated Notes due 2014

At the closing date of the merger with Fisher, the company assumed $300 million principal amount of 6 3/4% Senior Subordinated Notes due 2014. Interest on the notes is payable on February 15 and August 15 of each year. The notes may be redeemed, in whole or in part, at the company's option, on or after August 15, 2009, at specified redemption prices plus accrued interest. At any period prior to August 15, 2009, the company may redeem the notes at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. If a change of control occurs and the notes fail to maintain at least a BBB- rating by S&P and a Baa3 rating by Moody's, each holder of notes may require the company to repurchase some or all of its notes at a purchase price equal to 101% of the principal amount plus accrued interest.

6 1/8% Senior Subordinated Notes due 2015

At the closing date of the merger with Fisher, the company assumed $500 million principal amount of 6 1/8% Senior Subordinated Notes due 2015. Interest on the notes is payable on January 1 and July 1 of each year. The notes may be redeemed, in whole or in part, at the company's option, on or after July 1, 2010, at specified redemption prices plus accrued interest. At any period prior to July 1, 2010, the company may redeem the notes at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. Also, on or prior to July 1, 2008, the company, at its option, may redeem up to 40% of the aggregate principal amount of the notes at a redemption price equal to 106.125% of the principal amount plus accrued interest with the proceeds of one or more equity offerings. If a change of control occurs and the notes fail to maintain at least a BBB- rating by S&P and a Baa3 rating by Moody's, each holder of notes may require the company to repurchase some or all of its notes at a purchase price equal to 101% of the principal amount plus accrued interest.

Note 11. Commitments and Contingencies

Operating Leases

The company leases certain logistics, office, and manufacturing facilities. Income from continuing operations includes expense from operating leases of $97.0 million, $48.5 million and $46.5 million in 2007, 2006 and 2005, respectively. The following is a summary of annual future minimum lease and rental commitments under noncancelable operating leases as of December 31, 2007:

(In millions)	Operating Leases
2008	$ 91.3
2009	74.9
2010	60.1
2011	46.0
2012	36.8
Thereafter	83.1
Future Minimum Lease Payments	$392.2

Note 11. Commitments and Contingencies (continued)

Purchase Obligations

The company has entered into unconditional purchase obligations, in the ordinary course of business, that include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty. The aggregate amount of the company's unconditional purchase obligations totaled $151.6 million at December 31, 2007 and the majority of these obligations are expected to be settled during 2008.

Letters of Credit, Guarantees and Other Commitments

Outstanding letters of credit and bank guarantees totaled $98.5 million at December 31, 2007, including $3.3 million for businesses that have been sold. The expiration of these credits and guarantees ranges through 2030.

Outstanding surety bonds and other guaranties totaled $29.7 million at December 31, 2007. The expiration of these bonds and guaranties ranges through 2011.

The letters of credit, bank guarantees and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required. With respect to letters of credit, guarantees and surety bonds that were issued for businesses that were sold, the buyer is obligated to indemnify the company in the event such letters of credit and/or surety bonds are drawn.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third-party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its obligations under the transferred contract, the company could be liable to the third-party for such obligations. However, in such event, the company would be entitled to indemnification by the buyer.

The company has funding commitments totaling $11.0 million at December 31, 2007, related to investments it owns.

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third-party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third-party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

Note 11. Commitments and Contingencies (continued)

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

On September 3, 2004, Applera Corporation, MDS Inc. and Applied Biosystems/MDS Scientific Instruments filed a lawsuit against the company in U.S. federal court. These plaintiffs allege that the company's mass spectrometer systems, including its triple quadrupole and certain of its ion trap systems, infringe a patent of the plaintiffs. The plaintiffs seek damages, including treble damages for alleged willful infringement, attorneys' fees, prejudgment interest and injunctive relief. In the opinion of management, an unfavorable outcome of this matter could have a material adverse effect on the company's financial position as well as its results of operations and cash flows.

On December 8, 2004 and February 23, 2005, the company asserted in two lawsuits against a combination of Applera Corporation, MDS Inc. and Applied Biosystems/MDS Scientific Instruments that one or more of these parties infringe two patents of the company.

There are various other lawsuits and claims pending against the company involving contract, product liability and other issues. In view of the company's financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows.

The company establishes a liability that is an estimate of amounts needed to pay damages in the future for events that have already occurred. The accrued liabilities are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. The reserve estimates are adjusted as additional information becomes known or payments are made.

The company accrues the most likely amount or at least the minimum of the range of probable loss when a range of probable loss can be estimated. The range of probable loss for product liability, workers compensation and other personal injury matters at December 31, 2007, was approximately $212 million to $330 million on an undiscounted basis. The portion of these liabilities assumed in the merger with Fisher was recorded at its fair (present) value at the date of merger, $131 million at December 31, 2007. The reserve includes estimated defense costs and is gross of estimated amounts due from insurers of $75 million at December 31, 2007, also recorded at their fair value at the date of merger. The company's reserve for these matters in total, including the discounted Fisher liabilities, was $145 million at December 31, 2007. The assets and liabilities assumed at the acquisition date were ascribed a fair value based on the present value of expected future cash flows, using a discount rate equivalent to the risk free rate of interest for monetary assets with comparable maturities (weighted average discount rate of 4.67%). The discount on the liabilities of approximately $76 million and the discount on the assets of approximately $46 million (net discount $30 million) is being accreted to interest expense over the expected settlement period. In addition to the above reserves, as of December 31, 2007, the company had product liability reserves of $9 million (undiscounted) relating to divested businesses. Although the company believes that the amounts reserved and estimated recoveries are probable and appropriate based on available information, including actuarial studies of loss estimates, the process of estimating losses and insurance recoveries involves a considerable degree of judgment by management and the ultimate amounts could vary materially. For example, there are pending lawsuits with certain of Fisher's insurers concerning which state's laws should apply to the insurance policies and how such laws affect the policies. Should these actions resolve unfavorably, the estimated amount due from insurers of $75 million would require adjustment that could be material to the company's results of operations. Insurance contracts do not relieve the company of its primary obligation with respect to any losses incurred. The collectibility of amounts due from its insurers is subject to the solvency and willingness of the insurer to pay, as well as the legal sufficiency of the insurance claims. Management monitors the financial condition and ratings of its insurers on an ongoing basis.

Note 11. Commitments and Contingencies (continued)

The company is currently involved in various stages of investigation and remediation related to environmental matters, principally at businesses acquired in the merger with Fisher. The company cannot predict all potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the company's responsibility. Expenses for environmental remediation matters relate to the costs of permit requirements and installing, operating and maintaining groundwater-treatment systems and other remedial activities related to historical environmental contamination at the company's domestic and international facilities were not material in any period presented. The company's liability for environmental matters associated with businesses acquired in the merger with Fisher was recorded at its fair value and as such, was discounted to its present value. The company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge of and experience with these environmental matters. The company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Having assumed these environmental liabilities in the merger with Fisher, the company was required to discount the estimate of loss to fair (present) value, $23 million. This fair value was ascribed by using a discount rate of 4.73%, which was the risk free interest rate for monetary assets with maturities comparable to that of the environmental liability. The discount of $10.0 million is being accreted by charges to interest expense over the estimated maturity period of 30 years. At December 31, 2007 and 2006, the environmental liability was approximately $23 million and $24 million, respectively.

Management believes that this accrual is adequate for the environmental remediation costs the company expects to incur. As a result, the company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the company's financial position, results of operations or cash flows. However, the company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the company's operations, which could have a material adverse effect on the company's financial position, results of operations or cash flows. Although these environmental remediation liabilities do not include third-party recoveries, the company may be able to bring indemnification claims against third parties for liabilities relating to certain sites.

Note 12. Common and Preferred Stock

At December 31, 2007, the company had reserved 63,652,301 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one hundred-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $200 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

Note 12. Common and Preferred Stock (continued)

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, units of preferred stock, cash, property or other securities of the company) which equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

At any time until the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on September 29, 2015, unless earlier redeemed or exchanged.

As a result of the merger with Fisher, warrants to purchase 1,653,585 shares of Fisher common stock were converted into warrants to purchase 3,307,170 shares of company common stock. These warrants had a fair value of $113.2 million at the merger date, which was recorded as part of the merger consideration. As of December 31, 2007, there were warrants outstanding to purchase 3,307,170 shares of company common stock at an exercise price of $4.83 per share. All of the outstanding warrants were exercised in January 2008.

Note 13. Fair Value of Financial Instruments

The company's financial instruments consist mainly of cash and cash equivalents, short-term available-for-sale investments, accounts receivable, notes receivable, short-term obligations and current maturities of long-term obligations, accounts payable, long-term obligations and forward currency-exchange contracts.

Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices (Note 9).

The carrying amount and fair value of the company's notes receivable, long-term obligations and forward currency-exchange contracts are as follows:

	2007		2006	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes Receivable	$ 2.6	$ 2.6	$ 49.3	$ 50.4
Long-term Obligations:				
Convertible obligations	$ 973.7	$1,944.3	$ 973.8	$1,587.2
Senior notes	250.0	238.3	379.3	367.1
Senior subordinated notes	807.3	806.6	808.1	814.1
Other	14.9	14.9	19.5	19.5
	$2,045.9	$3,004.1	$2,180.7	$2,787.9
Forward Currency-exchange Contracts Receivable (Payable)	$ 0.8	$ 0.8	$ (0.1)	$ (0.1)

Note 13. Fair Value of Financial Instruments (continued)

The fair value of the notes receivable (principally a note receivable from Newport Corporation received in connection with the sale of a business) was determined based on borrowing rates available to companies of comparable credit worthiness at December 31, 2006. In February 2007, the company received full payment of the note receivable from Newport.

The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective year ends.

The notional amounts of forward currency-exchange contracts outstanding totaled $218.5 million and $72.2 million at year-end 2007 and 2006, respectively. The fair value of such contracts is the estimated amount that the company would receive upon liquidation of the contracts, taking into account the change in currency exchange rates.

Note 14. Supplemental Cash Flow Information

(In millions)	2007	2006	2005
Cash Paid For:			
Interest	$ 135.9	$ 42.6	$ 23.0
Income taxes	$ 124.7	$ 124.6	$ 90.4
Non-cash Activities			
Fair value of assets of acquired businesses and product lines	$ 543.9	$16,992.3	$ 1,093.1
Cash acquired in Fisher merger, net of transaction costs	—	359.9	—
Cash paid for acquired businesses and product lines	(498.7)	(134.1)	(940.8)
Fair value of common stock issued	—	(9,777.8)	—
Fair value of options and warrants	—	(502.3)	—
Fair value of convertible debt allocable to equity	—	(546.8)	—
Liabilities assumed of acquired businesses and product lines	$ 45.2	$ 6,391.2	$ 152.3
Conversion of subordinated convertible debentures	$ 0.4	$ 69.7	$ —
Issuance of restricted stock	$ 3.4	$ 18.8	$ 4.1
Issuance of stock upon vesting of restricted stock units	$ 22.0	$ —	$ —

Note 15. Restructuring and Other Costs, Net

Restructuring and other costs recorded in 2005 were primarily for reductions in staffing levels at existing businesses resulting from the integration of Kendro and the consolidation of two facilities in Texas. The 2005 costs also include charges associated with actions initiated prior to 2005 that could not be recorded until incurred and adjustments to previously provided reserves due to changes in estimates of sub-tenant rentals from abandoned facilities. Restructuring costs in 2006 included charges to close a plant in Massachusetts and consolidate its operations with those of an acquired Kendro facility in North Carolina, charges for consolidation of a U.K. facility into an existing factory in Germany, the move of manufacturing operations in New Mexico to other plants in the U.S. and Europe and remaining costs of prior actions. Restructuring costs in 2007 include charges for the consolidation of anatomical pathology operations currently in Pennsylvania with a Fisher site in Michigan, as well as consolidation of other U.S. operations and consolidation of sites in the UK and France with plants in Germany. The company has

Note 15. Restructuring and Other Costs, Net (continued)

finalized its plan for restructuring actions at Fisher or within existing businesses with which Fisher is being integrated. Such actions have principally included consolidation of facilities and reductions in staffing levels. The cost of actions at Fisher businesses has been charged to the cost of the acquisition while the cost of actions at existing businesses being integrated with Fisher is charged to restructuring expense.

2007

The company recorded net restructuring and other costs by segment for 2007 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 41.0	$ 8.2	$ —	$ 49.2
Restructuring and Other Costs, Net	19.7	15.2	7.3	42.2
	$ 60.7	$ 23.4	$ 7.3	$ 91.4

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $61 million of net restructuring and other charges in 2007. The segment recorded charges to cost of revenues of $41 million, primarily for the sale of inventories revalued at the date of acquisition, and $20 million of other costs, net. These other costs consisted of $18 million of cash costs, principally associated with facility consolidations, including $8 million of severance for approximately 385 employees across all functions; $2 million of abandoned-facility costs; and $8 million of other cash costs, primarily retention, relocation and contract termination expenses associated with facility consolidations. The principal facility consolidations include ceasing manufacturing activities at plants in New Mexico, Pennsylvania, Australia and Denmark with their operations transferred to other sites. The segment also recorded non-cash costs of $2 million, primarily for asset write downs at abandoned facilities.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $23 million of net restructuring and other charges in 2007. The segment recorded charges to cost of revenues of $8 million, primarily for the sale of inventories revalued at the date of acquisition, and $15 million of other costs, net. These other costs consisted of $13 million of cash costs, principally associated with facility consolidations, including $9 million of severance for approximately 230 employees across all functions; $1 million of abandoned-facility costs; and $3 million of other cash costs. The facility consolidations principally included the planned move of a manufacturing site in France to Germany. The segment also recorded a loss of $2 million on the sale of a small business.

Corporate

The company recorded $7 million of restructuring and other charges at its corporate office in 2007. These costs consisted of $8 million of cash costs which were primarily for merger-related expenses and retention agreements with certain Fisher employees. Retention costs were accrued ratably over the period the employees worked to qualify for the payment, generally through November 2007. The corporate office also recorded a net gain of $1 million primarily related to pension plan curtailments.

Note 15. Restructuring and Other Costs, Net (continued)

2006

The company recorded net restructuring and other costs by segment for 2006 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 43.2	$ 34.4	$ —	$ 77.6
Restructuring and Other Costs, Net	30.3	7.1	8.3	45.7
	$ 73.5	$ 41.5	$ 8.3	$123.3

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $73 million of net restructuring and other charges in 2006. The segment recorded charges to cost of revenues of $43 million, primarily for the sale of inventories revalued at the date of acquisition, and $30 million of other costs, net. These other costs consisted of $16 million of cash costs, principally associated with the consolidation of a U.K. facility into an existing factory in Germany and the move of manufacturing operations in New Mexico to other plants in the U.S. and Europe, including $9 million of severance for 209 employees across all functions; $5 million of abandoned-facility costs, primarily for charges associated with facilities vacated in prior periods where estimates have changed; and $2 million of other cash costs, primarily relocation expenses associated with facility consolidations. These severance and other cash costs were net of reversals of $1 million, principally due to lower costs resulting from employee attrition. In addition, the segment recorded a charge of $15 million for in-process research and development at Fisher on the merger date. The segment also recorded a net gain of $1 million on the sale of two product lines.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $42 million of net restructuring and other charges in 2006. The segment recorded charges to cost of revenues of $35 million, consisting of $3 million for accelerated depreciation at facilities closing due to real estate consolidation and $32 million for the sale of inventories revalued at the date of acquisition; and $7 million of other costs, net. These other costs consisted of $6 million of cash costs, principally associated with close of a plant in Massachusetts and the consolidation of its operations with those of an existing factory, including $3 million of severance for 123 employees across all functions; $2 million of abandoned-facility costs; and $1 million of other cash costs, primarily retention and relocation expenses. These severance, facility and other cash costs were net of reversals of $1 million, principally due to lower costs resulting from employee attrition. In addition, the segment recorded a net charge of $1 million for the writedown to estimated disposal value and the sale of abandoned assets.

Corporate

The company recorded $8 million of restructuring and other charges at its U.S. and European administrative offices in 2006, all of which were cash costs. These cash costs were primarily for pre-merger integration expenses and retention agreements with certain Fisher employees. Retention costs are accrued ratably over the period the employees must work to qualify for the payment.

Note 15. Restructuring and Other Costs, Net (continued)

2005

The company recorded net restructuring and other costs by segment for 2005 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Other	Corporate	Total
Cost of Revenues	$ 1.2	$12.2	$ —	$ —	$13.4
Restructuring and Other Costs, Net	10.3	5.1	(0.6)	2.1	16.9
	$11.5	$17.3	$(0.6)	$ 2.1	$30.3

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $11 million of net restructuring and other charges in 2005. The segment recorded charges to cost of revenues of $1 million, consisting primarily of charges for the sale of inventories revalued at the date of acquisition, and $10 million of other costs, net. These other costs consisted of $13 million of cash costs, including $6 million of severance for 174 employees across all functions; $6 million of abandoned-facility costs, primarily for charges associated with facilities vacated in prior periods where estimates of sub-tenant rental income have changed or for costs that could not be recorded until incurred and for the 2005 consolidation of two operating facilities in Texas; and $1 million of other cash costs, primarily retention and relocation expenses associated with facility consolidations. These severance and other cash costs were net of reversals of $1 million, principally due to lower costs resulting from employee attrition. These costs were offset by gains of $3 million from the sale of four abandoned buildings.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $17 million of net restructuring and other charges in 2005. The segment recorded charges to cost of revenues of $12 million for the sale of inventories revalued at the date of acquisition; and $5 million of other costs, net. These other costs consisted of $8 million of cash costs, principally associated with the integration of Kendro with existing businesses, including $7 million of severance for 75 employees across all functions; and $1 million of other cash costs, primarily retention and relocation expenses. In addition, the segment recorded charges of $2 million primarily for the writedown to estimated disposal value of a building in France held for sale. These costs were offset by gains of $5 million from the sale of two abandoned buildings.

Other

The company reversed previously established reserves of $1 million in 2005 as a result of revising its estimate of lease obligations due to sub-leasing an abandoned facility of a divested business.

Corporate

The company recorded $2 million of restructuring and other charges at its U.S. and European administrative offices in 2005, all of which were cash costs. These cash costs were primarily for severance for 18 employees.

Note 15. Restructuring and Other Costs, Net (continued)

The following table summarizes the cash components of the company's restructuring plans. The non-cash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables.

(In millions)	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
Pre-2006 Restructuring Plans					
Balance at December 31, 2004	$ 5.8	$ 0.1	$ 9.8	$ 0.1	$ 15.8
Costs incurred in 2005 (c)	15.9	0.4	6.2	2.1	24.6
Reserves reversed (b)	(0.7)	—	(0.6)	—	(1.3)
Payments	(12.8)	(0.2)	(5.4)	(1.3)	(19.7)
Currency translation	(0.8)	—	(0.7)	—	(1.5)
Balance at December 31, 2005	7.4	0.3	9.3	0.9	17.9
Costs incurred in 2006 (d)	6.2	0.4	4.9	0.9	12.4
Reserves reversed (b)	(0.6)	—	(0.9)	—	(1.5)
Payments	(12.2)	(0.5)	(4.4)	(1.2)	(18.3)
Currency translation	1.0	0.1	0.5	—	1.6
Balance at December 31, 2006	1.8	0.3	9.4	0.6	12.1
Costs incurred in 2007 (e)	1.8	—	0.4	0.1	2.3
Reserves reversed (b)	(0.4)	—	(0.1)	—	(0.5)
Payments	(1.7)	(0.3)	(7.4)	(0.1)	(9.5)
Currency translation	—	—	0.1	—	0.1
Balance at December 31, 2007	$ 1.5	$ —	$ 2.4	$ 0.6	$ 4.5

Note 15. Restructuring and Other Costs, Net (continued)

(In millions)	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
2006 Restructuring Plans					
Costs incurred in 2006 (d)	$ 7.0	$ 0.9	$ 3.2	$ 8.2	$ 19.3
Payments	(3.1)	(0.1)	(0.5)	(8.2)	(11.9)
Currency translation	0.1	—	—	—	0.1
Balance at December 31, 2006	4.0	0.8	2.7	—	7.5
Costs incurred in 2007 (e)	1.3	3.2	1.8	1.8	8.1
Reserves reversed (b)	(1.5)	—	(0.1)	—	(1.6)
Payments	(3.8)	(4.0)	(3.3)	(1.8)	(12.9)
Currency translation	0.3	—	0.1	—	0.4
Balance at December 31, 2007	$ 0.3	$ —	$ 1.2	$ —	$ 1.5
2007 Restructuring Plans					
Costs incurred in 2007 (e)	$ 16.7	$ 2.3	$ 1.5	$ 10.8	$ 31.3
Payments	(7.5)	(0.8)	(0.4)	(9.3)	(18.0)
Currency translation	—	—	—	0.1	0.1
Balance at December 31, 2007	$ 9.2	$ 1.5	$ 1.1	$ 1.6	$ 13.4

(a) Employee-retention costs are accrued ratably over the period through which employees must work to qualify for a payment.

(b) Represents reductions in cost of plans as described in the discussion of restructuring actions by segment.

(c) Excludes net gains of $7.8 million from the sale of six abandoned buildings, non-cash charges of $1.7 million and a gain of $0.3 million from the sale of a small non-core business.

(d) Excludes non-cash charges, net, of $17.4 million and net gains from the sale of abandoned assets of $1.9 million.

(e) Excludes non-cash charges, net of $1.9 million and a loss of $1.7 million from the sale of a business. Also excludes a net gain of $1.0 million from pension plan curtailments.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations and other costs, which principally consist of cancellation/termination fees, primarily through 2009; and abandoned-facility payments, over lease terms expiring through 2013.

Note 16. Discontinued Operations

Subsequent to the 2006 acquisition of GV Instruments Limited (GVI), the UK Office of Fair Trading (OFT) commenced an investigation of the transaction to determine whether it qualified for consideration under the UK Enterprise Act. On December 15, 2006, the OFT referred the transaction to the UK Competition Commission for further investigation under the Enterprise Act to determine whether the transaction had resulted in, or may be expected to result in, a substantial lessening of competition within any market in the UK for goods or services, particularly gas isotope ratio mass spectrometers (Gas IRMS), thermal ionization mass spectrometers (TIMS) and multicollector inductively coupled plasma mass spectrometers. The Competition Commission published its final report on May 30, 2007, concluding that the company's acquisition of GVI would lead to a substantial lessening of competition in the UK in the markets for Gas IRMS and TIMS products. The Competition Commission has further concluded that a divestiture remedy was appropriate and has therefore required the company to divest of either GVI as a whole, or its Gas IRMS and TIMS assets (which together comprise the majority of the business), to purchasers approved by the Competition Commission. As a result of this divestiture requirement the company recorded after-tax impairment charges in 2007 totaling $29 million. The loss primarily represents non-cash charges to reduce the carrying value of the business to estimated disposal value. Due to the immateriality of the operating results of this business relative to consolidated results, the company has not reclassified the historical results and accounts of this business to discontinued operations. In February 2008, the company completed the sale of GVI's two principal product lines that required divestiture.

Aside from the impairment loss related to the divestiture of GVI, the company had after-tax gains of $10 million in 2007 from discontinued operations, primarily from the receipt of additional proceeds from the sale of a business in 2000 and a revision to the company's estimate of loss from litigation related to a divested business.

During 2006, the company committed to a plan to dispose of Genevac Limited (Genevac), a legacy Fisher business that is a manufacturer of solvent evaporation technology. The decision followed the U.S. Federal Trade Commission (FTC) consent order that required divesture of Genevac for FTC approval of the Thermo Fisher merger under the Hart-Scott-Rodino Antitrust Improvements Act. Genevac was sold in April 2007, for net proceeds of $21 million in cash. The results of discontinued operations also include the results of Systems Manufacturing Corporation (SMC), a legacy Fisher business that provides consoles, workstations and server enclosures for information technology operations and data centers. SMC was sold in July 2007 for cash proceeds of $2.5 million. The operating results of Genevac and SMC were not material for the 2007 period prior to their sale. The assets and liabilities of these entities were not material at December 31, 2006. For the period from November 9, 2006 through December 31, 2006, these entities had net income of $0.5 million which is classified as income from discontinued operations in the accompanying statement of income.

The company had $2.1 million of gains from the disposal of discontinued operations in 2006, including primarily additional proceeds from the sale of several businesses prior to 2004, net of a charge for settlement of an indemnification claim that arose from a divested business.

In 2005, the company recorded after-tax gains of $24.9 million from the disposal of discontinued operations. In September 2005, the Analytical Technologies segment sold its point of care and rapid diagnostics business for $53.1 million in cash after determining it was not a strategic fit in the long-term. The company recorded an after-tax gain of $16.8 million as a result of the sale. Revenues and pre-tax loss of the divested business totaled $26.6 million and $1.0 million, respectively, in 2005 through the date of sale. Due to the immateriality of the operating results of this business relative to consolidated results, the company has not reclassified the historical results and accounts of this business to discontinued operations. In August 2005, the company sold a building of a previously divested business for net proceeds of $7.3 million in cash, which approximated its carrying value. In addition, the company recorded after-tax gains of $8.1 million from the disposal of discontinued operations. The gains represent additional proceeds from the sale of businesses divested prior to 2004, including the sale of abandoned real estate and post-closing adjustments, and settlement of litigation and an arbitration award related to divested businesses.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 17. Unaudited Quarterly Information

(In millions except per share amounts)	2007			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$2,338.2	$2,385.9	$2,401.2	$2,621.1
Gross Profit	879.9	936.6	948.0	1,039.8
Income from Continuing Operations	138.8	187.9	218.6	234.3
Net Income	138.9	163.9	218.5	239.8
Earnings per Share from Continuing Operations:				
Basic	.33	.44	.52	.56
Diluted	.31	.42	.49	.53
Earnings per Share:				
Basic	.33	.39	.51	.57
Diluted	.31	.37	.49	.54

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $43.8 million and after-tax income of $0.1 million related to the company's discontinued operations.
(b) Costs of $19.5 million and after-tax loss of $24.0 million related to the company's discontinued operations.
(c) Costs of $9.2 million and after-tax loss of $0.1 million related to the company's discontinued operations.
(d) Costs of $18.9 million and after-tax income of $5.5 million related to the company's discontinued operations.

(In millions except per share amounts)	2006			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 684.3	$ 713.5	$ 724.9	$1,668.9
Gross Profit	312.6	324.5	336.9	594.1
Income from Continuing Operations	43.6	49.0	48.8	24.9
Net Income	46.9	47.9	48.8	25.3
Earnings per Share from Continuing Operations:				
Basic	.27	.30	.31	.08
Diluted	.26	.30	.30	.08
Earnings per Share:				
Basic	.29	.30	.31	.08
Diluted	.28	.29	.30	.08

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $3.6 million and after-tax income of $3.3 million related to the company's discontinued operations.
(b) Costs of $6.0 million and after-tax loss of $1.1 million related to the company's discontinued operations.
(c) Costs of $7.2 million.
(d) Costs of $106.5 million and after-tax income of $0.4 million related to the company's discontinued operations.

THERMO FISHER SCIENTIFIC INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2007	$ 45.0	$ 7.6	$ 0.5	$(11.1)	$ 7.5	$ 49.5
Year Ended December 31, 2006	$ 21.8	$ 0.6	$ 0.8	$ (7.3)	$ 29.1	$ 45.0
Year Ended December 31, 2005	$ 22.8	$ 3.5	$ 0.2	$ (8.7)	$ 4.0	$ 21.8

(In millions)	Balance at Beginning of Year	Established As Cost of Acquisitions	Activity Charged to Reserve	Other (c)	Balance at End of Year
Accrued Acquisition Expenses (b)					
Year Ended December 31, 2007	$ 35.4	$ 14.3	$(37.5)	$ (2.7)	$ 9.5
Year Ended December 31, 2006	$ 6.2	$ 35.4	$ (5.0)	$ (1.2)	$ 35.4
Year Ended December 31, 2005	$ 9.2	$ 4.0	$ (3.8)	$ (3.2)	$ 6.2

(In millions)	Balance at Beginning of Year	Provision Charged to Expense (e)	Activity Charged to Reserve	Other (f)	Balance at End of Year
Accrued Restructuring Costs (d)					
Year Ended December 31, 2007	$ 19.6	$ 39.6	$(40.4)	$ 0.6	$ 19.4
Year Ended December 31, 2006	$ 17.9	$ 30.2	$(30.2)	$ 1.7	$ 19.6
Year Ended December 31, 2005	$ 15.8	$ 23.3	$(19.7)	$ (1.5)	$ 17.9

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.

(b) The nature of activity in this account is described in Note 2.

(c) Represents reversal of accrued acquisition expenses and corresponding reduction of goodwill or other intangible assets resulting from finalization of restructuring plans and the effect of currency translation.

(d) The nature of activity in this account is described in Note 15.

(e) In 2007, excludes $1.9 million of non-cash costs, net and $0.7 million of other expenses, net. In 2006, excludes $17.4 million of non-cash costs, and $1.9 million of other income, net. In 2005, excludes $1.7 million of non-cash costs, net and $8.1 million of other income, net.

(f) Represents the effect of currency translation.

STOCK PERFORMANCE GRAPH

The following graph and table compare Thermo Fisher Scientific's total stockholder return for the five-year period ended December 31, 2007, with the total return for the S&P 500 Index and the S&P 500 Health Care Equipment Index.

The comparison assumes $100 was invested on December 27, 2002 (prior to 2003, our fiscal year ended on the Saturday closest to December 31st), and the reinvestment of dividends. Our common stock is traded on the New York Stock Exchange under the ticker symbol "TMO."



$350
300
250
200
150
100
50
0
12/27/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Thermo Fisher Scientific Inc.
S&P 500
S&P 500 Health Care Equipment

	12/27/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Thermo Fisher Scientific Inc.	100.00	126.00	150.95	150.65	226.45	288.40
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
S&P 500 Health Care Equipment	100.00	132.06	148.72	148.80	154.93	162.89

Management Team

Marijn E. Dekkers
President and
Chief Executive Officer

Marc N. Casper
Executive Vice President
and President, Analytical
Technologies

Guy Broadbent
Senior Vice President and
President, Laboratory
Products

Alan J. Malus
Senior Vice President
and President, Customer
Channels

Peter M. Wilver
Senior Vice President and
Chief Financial Officer

Seth H. Hoogasian
Senior Vice President,
General Counsel and Secretary

Stephen G. Sheehan
Senior Vice President,
Human Resources

Alex G. Stachtiaras
Senior Vice President,
Global Business Services

Fredric T. Walder
Senior Vice President,
Customer Excellence

Kenneth J. Apicerno
Vice President,
Investor Relations

Peter E. Hornstra
Vice President and
Chief Accounting Officer

Ian Jardine
Vice President, Global
Research and Development

Karen A. Kirkwood
Vice President,
Corporate Communications

Anthony H. Smith
Vice President,
Tax and Treasury

Board of Directors

Jim P. Manzi
Chairman of the Board;
Chairman, Stonegate Capital
(private equity investments);
Former Chairman, President
and Chief Executive Officer,
Lotus Development Corporation
(computer software)

Marijn E. Dekkers
President and
Chief Executive Officer

Michael A. Bell
Managing Director,
Monitor Clipper Partners
(private equity investments)

Stephen P. Kaufman
Retired Chairman and
Chief Executive Officer,
Arrow Electronics, Inc.;
Senior Lecturer,
Harvard Business School

Bruce L. Koepfgen
Chief Executive Officer,
Oppenheimer Capital
(investment management)

Peter J. Manning
Former Vice Chairman
of Strategic Business
Development, FleetBoston
Financial (banking)

Michael E. Porter
Bishop William Lawrence
University Professor,
Harvard University

Scott M. Sperling
Co-President, Thomas H. Lee
Partners, L.P. (leveraged
buyout firm)

Elaine S. Ullian
President and Chief Executive
Officer, Boston Medical Center

THERMO FISHER SCIENTIFIC INC. ○ 81 WYMAN STREET ○ P.O. BOX 9046 ○ WALTHAM, MA 02454 9046 ○ WWW.THERMOFISHER.COM

END